STATE OF ISRAEL

This description of the State of Israel is dated as of June 30, 2011 and appears as Exhibit D to the State of Israel’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2010.

State of Israel

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List of Tables

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Tables and Supplementary Information

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* These areas are subject to agreements between Israel and the Palestinian Authority. The Palestinian Authority has gradually taken responsibility for administering certain self-rule areas, including the Gaza Strip and parts of the West Bank (Judea and Samaria).

Currency Protocol

Except as otherwise expressed herein, all amounts in this annual report (the “Report”) are expressed in New Israeli Shekels (“NIS” or “shekel”) or in U.S. dollars (“$”, “US$”, “dollars” or “USD”). Any USD amounts in this Report as of a stated date or for a stated period, that were converted from NIS into dollars, were either converted at the USD exchange rate pertaining on such date, or at the average of the USD exchange rates for each day during such period, as published by the Bank of Israel. The Bank of Israel calculates the USD exchange rate for any day as the average of the NIS/USD buying and selling rates prevailing in the market on such date. The representative NIS/USD exchange rates as of the following dates and for the following periods were:

Table No. 1

NIS/U.S. Dollar Exchange Rates

	2006	2007	2008	2009	2010
December 31st	4.225	3.846	3.802	3.775	3.549
Yearly Average	4.456	4.108	3.588	3.933	3.733

Source: Bank of Israel.

On December 31, 2010, the Bank of Israel representative foreign exchange rate for USD was NIS3.549 per USD1.0. The average exchange rate for the year 2010 was NIS3.733 per USD 1.0.

In October 2000, all restrictions on foreign currency derivative transactions with nonresidents were abolished. For further discussion on the convertibility of the NIS to USD, see “Balance of Payments and Foreign Trade — Foreign Exchange Controls and International Reserves” below.

In June 2008, the NIS became one of the seventeen currencies eligible for payment settlements through the Continuous Linked Settlement (“CLS”) Bank system (“CLS Bank”). CLS eligibility eliminates part of the risk associated with foreign exchange transactions across time zones, enhancing the NIS systemic stability. Currently, over half of all CLS Bank members are able to settle payments in NIS immediately.

Totals in certain tables in this report may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified herein, amounts in NIS or USD in this Report are reported based on current prices without considering any adjustment due to inflation.

Fiscal Year

The fiscal year of the Government of Israel (the “Government”) ends on December 31. The twelve-month period which ended on December 31, 2010 is referred to in this Report as “2010”, and previous years are referred to in a similar manner.

Figures contained in this Report are as of December 31, 2010, except as otherwise indicated.

SUMMARY INFORMATION AND RECENT DEVELOPMENTS

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Report.

Economic Developments

The Israeli economy grew at a healthy pace in 2010, continuing a strong recovery that began in the previous year. Following a slow-down due to the global financial crisis in the end of 2008 and the beginning of 2009, Israel’s economic recovery started by the second quarter of 2009 and continued through 2010. While GDP growth averaged 0.8% in 2009, growth returned to pre-crisis levels of 4.7% in 2010, driven largely by an increase in foreign and domestic demand. In addition to GDP, there were significant improvements in the labor market with a notable decrease in the unemployment rate and an increase in the participation rate. An increase in exports, investments, and corporate profits also contributed to the growth. The Government maintains its fiscal discipline with the actual budget deficit significantly below the limits set by the legislature. The State’s debt as a percentage of GDP in 2010 was lower than pre-crisis levels as the Government continued its debt-reduction policy. Inflation in 2010 was within the Government’s target range although inflation pressures increased during the second half of 2010. The exchange rate (USD/NIS) appreciated at an accelerated pace in 2010. A sharp rise in short term capital inflows, and a continued surplus in the current account contributed to the appreciation of the exchange rate.

Balance of Payments and Foreign Trade

Israel had a current account surplus of 3.1% of GDP in 2010 and ample foreign currency reserves in excess of $70 billion as of December 31, 2010. The high surplus in the current account reflects the recovery and expansion of exports into new markets, despite the appreciation of the NIS.

The Israeli economy is open and foreign trade-oriented. Exports recovered from losses incurred in 2009, growing by 18.6% in 2010. In 2009, the growth rate of exports declined by 12.5%, reflecting the effects of the global economic crisis. Exports of high-tech industries accounted for 41.4% of exported goods and services (excluding diamonds).

Israel is a party to free trade agreements with its major trading partners and it is one of the few nations that signed free trade agreements with both the United States and the European Union (“EU”). In March 2010, Israel was accepted into the Organization for Economic Cooperation and Development (“OECD”) as a full member (see “State of Israel — Membership in International Organizations and International Economics Agreements”).

Fiscal Policy

The budget deficit was 3.7% of GDP in 2010, which was significantly lower than the budget deficit ceiling of 5.5%. Israel’s current fiscal plan includes a schedule for the decrease in the budget deficit to be implemented between 2011 and 2014. In 2009 the budget deficit ceiling increased to 6.0% as an automatic stabilizer due to a decrease in tax revenues; however, the actual budget deficit for 2009 was at a lower rate of 5.2%. The 2010 budget deficit was lower than budgeted, mainly due to higher tax revenues than expected. Future budget deficits were legislated to further decrease the budget deficit to 3.0% in 2011, 2.0% in 2012, 1.5% in 2013 and 1.0% in 2014. Israel’s first biennial budget was passed in July 2009, covering the fiscal years of 2009 and 2010.

In 2010, Israel’s gross public debt as a percentage of GDP was 76.5%. While many developed economies worldwide increased their gross public debt during the global economic crisis, Israel’s gross public debt in 2010 was below pre-crisis levels.

Inflation and Monetary Policy

The rate of inflation in the last decade was near the middle of the target range (1%-3%) and stood at 2.2% on average. CPI rose by 3.3% in 2009, followed by a 2.7% rise in 2010. Inflation in the last few years reflected a rise in commodity, housing, and agriculture prices.

Because of the slowdown in the Israeli and global economy, the Bank of Israel lowered its key interest rate to 0.5% in the middle of 2009. As Israel’s economy recovered and continued to grow, the Bank of Israel became one of the first central banks worldwide to raise its key interest rate. By April 2010 the key interest rate was set at 1.5% and was further raised to 2.0% by the end of 2010. The real interest rate averaged at 1.2% in 2010.

On March 26, 2009, Israel issued USD1.5 billion, 5.125% 10-year bonds in the global markets. On March 18, 2010, Israel issued EUR1.5 billion of 4.625% 10-year bonds in the Euro market. This last transaction is Israel’s largest sovereign bond offering to date.

The New Israeli Shekel (NIS) — US Dollar exchange rate averaged 3.73 in 2010 and equaled 3.55 at the end of this year. In response to a sharp appreciation by the Shekel, which began in 2008, the Bank of Israel initiated a two year policy in the foreign exchange market that included daily purchases of foreign currency. At the end of 2009, official reserves stood at $60.6 billion. To this date, Israel’s foreign currencies purchase plan, adopted by the Bank of Israel, has been fully implemented; however, the Bank of Israel continues to purchase foreign currency when it deems advisable. Official reserves amounted to $70.9 billion at the end of 2010.

Labor Market

The unemployment rate dropped to 6.6% in 2010, a rate close to a natural rate of unemployment, as regarded by the Israeli Ministry Of Finance. While unemployment increased to 7.6% during 2009 as a result of the global economic downturn’s effect on the Israeli economy, an improvement in the Israeli labor market has been introduced by the second half of 2009. Unemployment rate in 2004 exceeded 10%; however, the rate has been gradually decreased concurrently with Israel’s economic recovery. The participation rate (relating to working population aged 15 or older) has also improved, climbing from 55% in 2004 to 57.3% in 2010.

Capital Markets

The Tel-Aviv Stock Exchange (TASE), Israel’s sole stock exchange, rose to its highest level in 2010. The TASE 100 Index, which is comprised of one hundred of the largest Israeli’s public companies by market capitalization, rose to 1224 points and grew by 14.9% (YoY) in 2010. As a result of the global financial crisis, the TASE 100 Index decreased by 51.1% in 2008, in comparison to 2007. The Israeli market recovered in 2009, rising by 88.8%. The TASE’s market capitalization rose to NIS983.9 billion in 2010, a 13.4% increase in comparison to 2009. In May 2010, Israel transitioned from the MSCI emerging markets index to the MSCI developed markets index.

Despite the global financial crisis of 2008 and 2009, the interbank loan market in Israel has functioned normally, both with respect to its volume of activity and the level of interest paid. In Israel, there has not been a significant spread between the interbank interest rate and the central bank’s interest rate.

Banking credit supply to the private sector recovered in 2010 after contracting in the previous year. The decline in banking credit during the global financial crisis was compensated by an increase in non-banking credit (mainly by the issuance of corporate bonds).

Governmental authorities and regulators monitor Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operation as a whole. In addition, the Bank of Israel cooperates with the Israeli Ministry of Finance and the Israel Securities Authority to obtain a comprehensive view, regulation and supervision of the Israeli’s financial markets, to ensure coordination among the various players in the financial field and to set policies and measurements that should be implemented and enforced on such entities in the future.

As part of its expansionary monetary policy, in 2009 the Bank of Israel announced its intention to implement several measurements to increase the liquidity of the financial system. Beginning in January 2009, the Bank of Israel has reduced the absorption of surplus liquidity that it carries out via the issue of ‘Makam’ (short-term securities issued by the Bank of Israel). In addition to the one-day and one-week monetary loans and deposits offered through auctions to the banking system, the Bank of Israel now offers longer term loans and deposits. Moreover, the interest spread between the credit window and the deposit window for commercial banks was increased in December 2010 from ± 0.25 to ± 0.5 percentage points around the Bank of Israel’s interest rate.

Political Situation

The State of Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive and judicial branches. Israel has no formal written constitution, but certain basic laws were granted with a special status by the Israeli Supreme Court in comparison to other laws. The president of the State of Israel is the head of state. The position is largely an apolitical ceremonial figurehead role, with the real executive power lying in the hands of the Prime Minister. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation (see “State of Israel — Form of Government and Political Powers”).

In response to over 8,000 rockets striking Israel since Israel’s 2005 pullout from the Gaza strip, on December 27th, 2008, Israel commenced a military operation (Operation “Cast Lead”) in the Hamas-led Gaza territory. The impact of operation “Cast Lead” on Israel’s economy was limited as most businesses in Israel’s southwest, near the Gaza strip, continued to operate during this operation. Israel’s financial and industrial center, located out of the rocket range, as well as Israel’s ports and other trade facilities, continued to operate normally and continually. Despite the fact that after the declared cease-fire rockets continue to be launched into Israel from the Gaza strip, efforts continue to promote negotiations aimed at long term peace (see “State of Israel- International Relations”).

Since January 2011 there have been varying degrees of political instability and public protests within Middle Eastern countries including, without limitation, Bahrain, Egypt, Libya, Yemen and Tunisia. Although such instances of instability in the Middle East have not so far materially affected Israel’s financial or political situation, there can be no assurance that such instability in the Middle East will not escalate in the future, that such instability will not spread to additional countries in the Middle East or that governments in the Middle East will be successful in maintaining domestic order and stability, or that Israel’s financial or political situation will not thereby be affected.

Privatization

Israel has made significant privatization progress in recent years resulting in the privatization of many enterprises owned by the State and the reduction of State subsidies. Between 1986 and April 2008, 95 Government Companies have been sold to private owners, for approximately $14.2 billion. In 2010, privatization proceeds amounted to NIS4.5 billion, partly as a result of the privatization of the State’s interest in two of the five major banks in Israel — Israel’s entire remaining stake in Israel Discount Bank Ltd., and 5% proceeds of Israel’s stake in Bank Leumi Le-Israel Ltd. Currently, the Government holds approximately 6.46% of Bank Leumi’s outstanding equity securities and plans to continue with the process of privatizing its interest in financial institutions, as well as Government owned land, seaports, and parts of the defense industry (see “The Economy — Role of the State in the Economy”).

Table No. 2

Selected Economic Indicators

	2006	2007	2008	2009	2010
Main Indicators
GDP (NIS billion, 2005 prices)	NIS 634.3	NIS 667.3	NIS 694.0	NIS 704.6	NIS 737.4
GDP growth rate (percent)	5.3%	5.2%	4.0%	0.8%	4.7%
GDP per capita (NIS, 2005 prices)	89,928	93,008	95,199	94,158	96,750
GDP per capita (percent change)	3.4%	3.4%	2.2%	-1.1%	2.8%
Inflation (change in CPI, annual average)	2.1%	0.5%	4.6%	3.3%	2.7%
Industrial production index (percent change)	9.9%	4.4%	7.4%	-6.0%	7.8%
Business sector output (NIS billion, 2005 prices)	466.4	492.9	515.3	524.2	552.6
GDP (NIS billion, current prices)	649.9	686.0	725.1	768.3	812.6
Permanent average population (thousands)	7,054	7,180	7,309	7,484	7,622
Unemployment rate (percent)	8.4%	7.3%	6.1%	7.6%	6.6%
Foreign Direct Investment ($ billion, net inflows)	15.3	8.8	10.9	4.4	5.2
Government Debt
Gross Public Debt (NIS billion, year-end, current prices)	550.1	537.0	559.5	609.5	620.9
Gross Public Debt (percentage of GDP)	84.4%	77.8%	77.1%	79.3%	76.4%
Trade
Goods and services exports (NIS billion, 2005 prices)	272.2	297.5	313.2	278.3	316.6
Goods and services imports (NIS billion, 2005 prices)	267.0	298.6	305.6	262.8	296.0
External Debt
External Debt Liabilities ($ million)	83,795	88,306	90,813	89,708	99,773
Net External Debt ($ million)	-25,210	-40,710	-42,764	-50,176	-52,842

(1)	Government debt (excluding local authorities’ debt).

Sources: Central Bureau of Statistics, Bank of Israel, Ministry of Finance.

STATE OF ISRAEL

Introduction

The State of Israel (the “State” or “Israel”) is a highly developed, industrialized democracy. Israel has seen marked improvements in most economic indicators. Real GDP increased annually by 3.8% on average between 1996 and 2010. On September 7th, 2010 Israel became a full member of the OECD (as defined above) following a unanimous vote by OECD members. During 2001 and 2002, a number of factors negatively affected the Israeli economy including the ongoing security unrest in Israel, which negatively affected tourism, the global technology slump, which slowed investments in high-tech companies, and the global economic slowdown, which negatively affected Israeli exports. As a result, GDP did not grow in 2001 and decreased by 0.7% in 2002. An economic recovery began in 2003 and accelerated between 2004 and 2008. During these years the GDP increased by 5.0% on average per year. This growth rate was the result of several factors including a reduction of the fiscal deficit and the size of the Government, growth of global economic activity, growth in the Israeli high-tech sector, and relatively low real interest rates.

After four years of rapid growth, the growth rate slowed during the second half of 2008 and the first half of 2009, due to the global economic crisis that affected most developed economies in the world during these years. However, the Israeli economy was less affected by the global crisis than other developed economies. Several characteristics of Israel’s economy and financial system served to moderate the negative effects of the global crisis on the Israeli economy, such as the low Government deficit, a balance of payments surplus in the current account, the resilience of the banking system, strong banking supervision, a stable real estate market and limited exposure of financial institutions to foreign toxic assets.

Israel has made substantial progress in opening its economy since 1990, removing major trade barriers as well as tariffs. Israel has entered into free trade agreements with its major trading partners and is one of the few nations to sign free trade agreements with both the United States and the European Union. Israel has also signed free trade agreements with the European Free Trade Association (“EFTA”) and with Canada, Turkey, Jordan, Egypt and Mexico.

The total budget deficit, excluding net lending and the realized profits of the Bank of Israel, averaged 4.1% of GDP between 2001 and 2004, primarily as a result of a decline in GDP and in tax revenues in these years. The implementation of a decisive fiscal policy starting in mid-2003, backed by the loan guarantees provided by the U.S. government, contributed significantly to macroeconomic stability by raising fiscal credibility and lowering economic uncertainty. In 2005 and 2006, the total budget deficits were 1.8% and 1% of GDP, respectively, and dropped to zero percent in 2007, mainly reflecting the higher than expected Government tax revenues. In 2008, the deficit increased to 2.2% due to continued reduction in taxation, the slowdown in economic activity and negative developments in global and local capital markets, all of which had a negative effect on tax revenues. Israel’s current fiscal rules include a schedule for a reduction in deficit to be implemented between 2011 and 2014. In 2009 the budgeted deficit ceiling was 6.0%, however the actual deficit did not reach that high and stood at 5.2%. While the 2010 budget called for a 5.5% deficit ceiling, the actual deficit was significantly lower at 3.7%, largely due to higher than expected revenues. Israel’s current fiscal rules limit deficit not more than 3.0% in 2011, 2.0% in 2012, 1.5% in 2013 and 1.0% in 2014 (see “Public Finance — The Budget Process”).

The unemployment rate continued to decrease in recent years, except for a temporary increase during 2009. The reduction in the unemployment rate coincides with an improvement in the participation rate, especially among minority groups (see “The Economy — Employment and Labor” below).

The State’s human capital is a principal resource of the economy. Based on 2008 statistics, approximately 28% of adults between the age of 25 and 64 held tertiary degrees. Moreover, from 1990 through 2008, approximately 1.1 million immigrants migrated to Israel, increasing Israel’s population by approximately 25%. These new immigrants mostly have strong academic background, mainly in the fields of science, management, medicine and other technical professional backgrounds. Although this wave of immigration initially placed strains on the economy by raising the budget and trade deficits and contributing to a relatively high level of unemployment, these immigrants have been successfully integrated into the economy. Today, the employment rate of immigrants who came to Israel during the first half of the 1990s is even lower than the employment rate of native-born Israelis (see “The Economy — Employment and Labor” below).

Over the past three decades, Israel has made gradually progress in reducing hostilities with foreign Arab countries surrounding the State since Israel’s establishment in 1948. Nevertheless, the unrest in the areas administered by the Palestinian Authority, which began in September 2000 and intensified during 2001 and 2002, has been a major setback in the peace process. However, since 2003, there has been an improvement in the political affairs and stabilization with the Palestinian Authority, which is reflected by a relative decline in the number of terrorist attacks and security incidents (see “State of Israel — International Relations”).

The first peace agreement between Israel and its hostile neighbor countries was signed in 1979 during the Camp David negotiation with Egypt. In September 1993, Israel and the Palestinian Liberation Organization (“PLO”) signed a Declaration of Principles, a turning point in Israeli-Arab relations. Israel also signed a peace treaty with Jordan in 1994. Further agreements have also been signed between Israel and the PLO. In 2005, Israel implemented a unilateral Disengagement Plan (Tokhnit HaHitnatkut), according to which the State dismantled and evicted all Israeli communities in the Gaza Strip, four Israeli towns in the northern West Bank and all of its military personnel in those areas (see “State of Israel — International Relations”).

During July and August 2006, Israel was engaged in a war with Hezbollah, a terror organization based in Lebanon. The conflict was later tagged as the “Second Lebanon War” (See “— State of Israel — International Relations”).

Since the disengagement from Gaza, Palestinian terrorist organizations had been firing an increasing number of rockets into Israel. During the month of May 2007, Palestinians launched 300 Qassam rockets from Gaza at Sderot, a city in the southern part of Israel, and at the western Negev. Hamas, a terror organization that governs the Gaza Strip, claimed responsibility for the continuous attacks. In 2008, Hamas continued to fire rockets on civilians in Southern Israel and on December 27th Israel commenced a military operation titled “Cast Lead” in the Gaza territory to suppress rocket fire. This operation concluded on January 18th, 2009, contributing to a relatively quiet period in 2009 and 2010. The Israeli economy was not materially affected by this operation (see “State of Israel — International Relations”).

Since January 2011 there have been varying degrees of political instability and public protests within Middle Eastern countries including, without limitation, Bahrain, Egypt, Libya, Yeman, Syria and Tunisia (see “State of Israel — International Relations”). Although such instances of instability in the Middle East have not so far materially affected Israel’s financial or political situation, there can be no assurance that such instability in the Middle East will not escalate in the future, that such instability will not spread to additional countries in the Middle East or that governments in the Middle East will be successful in maintaining domestic order and stability, or that Israel’s financial or political situation will not thereby be affected.

Geography

Israel is located on the western edge of Asia bordering the Mediterranean Sea. It is bounded to the north by Lebanon and Syria, to the east by Jordan, to the west by the Mediterranean Sea and Egypt, and to the south by Egypt and the Gulf of Eilat. Israel has a total land area, excluding the Gaza Strip and the West Bank, of approximately 21,500 square kilometers or 8,305 square miles, approximately the size of the state of New Jersey. Jerusalem is the capital of Israel.

Population

Israel’s population, including Israeli citizens residing in the West Bank, but not including foreign nationals residing in Israel for employment purposes, was estimated to be 7.62 million as of December 2010, an increase from 7.48 million in 2009 and 7.34 million in 2008. Between 1990 and 2009, Israel’s population grew by 55%, largely as a result of immigration from the former Soviet Union. In 2009 9.8% of the population was 65 years of age or older, 31.8% was between the ages of 35 and 64, 31.5% was between the ages of 15 and 34, and 27.8% was under the age of 15. 91.7% of the population lives in urban areas, with 19.2% percent of the population living in Israel’s three largest cities: Jerusalem (population 766,700), Tel-Aviv (population 403,300) and Haifa (population 265,000).

The Israeli population is composed of a variety of ethnic and religious groups. At the end of 2009, 75.5% of the total Israeli population was Jewish, 17.0% was Muslim, 2.0% was Christian, and 1.7% was Druze. The State’s Declaration of Independence and various decisions made by the Supreme Court of the State of Israel guarantee freedom of worship for all Israeli citizens. Hebrew and Arabic are the official languages in Israel, while English is commonly used.

Immigration

Israel has experienced a continuous flow of immigrants, in part due to Israel’s Law of Return, 5710-1950 (Hok ha-shvut), that provides Jews, those of Jewish ancestry, their spouses and converts to Judaism the right to migrate and to settle in Israel and gain citizenship. In 2010, 16,633 immigrants arrived in Israel, an increase of 14.1% compared to 2009.

Since 1990, and primarily between 1990 and 2003, the flow of immigrants has fluctuated significantly. The substantial influx of immigrants during these years, totaling 1.1 million, increased Israel’s population by more than 23%. Over the same period, total population growth was 42.5%. Approximately 83% of all immigrants who migrated to Israel since 1990 have come from the former Soviet Union, many of which have a strong educational background. Of the immigrants who arrived to Israel between 1990 and 2003, who were over the age of 15, 58% had educational backgrounds of over 13 years of studies and approximately 62% held scientific, academic, managerial, technical or other skilled degrees. This influx of highly skilled workers has contributed to the growth of the Israeli economy since 1990 (see “The Economy — Employment and Labor”).

Form of Government and Political Parties

The State of Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive and judicial branches. Israel has no formal written constitution, but rather, a number of basic laws which govern the fundamental functions of the State, including the electoral system, the Government, the legislature and the judiciary system, and guarantee the protection of property, life, body and dignity, as well as the right to privacy and freedom of occupation. These basic laws were granted with a special status by the Israeli Supreme Court in comparison to other laws and, in some cases, cannot be amended except by an absolute majority vote of the parliament (Knesset). All citizens of Israel, regardless of race, religion, gender or ethnic background, are guaranteed full democratic rights. Freedom of worship, speech, assembly, press and political affiliation are embodied in the State’s laws, judicial decisions and the Declaration of Independence.

The president of the State of Israel is the head of state. The position is largely an apolitical ceremonial figurehead role, with the real executive power lying in the hands of the Prime Minister. The current president is Shimon Peres who took office on 15 July 2007. Presidents are elected by the Knesset for a seven year term, and cannot be reelected for an additional term. The President has no veto powers and the duties of the office are mainly ceremonial. The President selects one of the Knesset members to form the government, after consulting with different parties’ representatives. If this selected Knesset member successfully assembles a coalition, then he/she becomes Prime Minister.

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation. The Knesset is elected for a four-year term, although most governments have not served a full term and early elections are a frequent occurrence. Israel has a multi-party system based on coalition governments as no party has ever won a majority of seats in a national election. The legal voting age for Israeli citizens is eighteen. Elections are overseen by the Central Elections Committee and are held according to the Knesset Elections Law. Early elections can be called by a vote of the majority of Knesset members, or by an edict of the President, and normally occur on occasions of political stalemate and inability of the government to get the parliament’s support for its policy. Failure to get the annual budget bill approved by the Knesset by March 31 (3 months after the start of the fiscal year) also leads automatically to early elections. Israel uses the closed list method of party-list proportional representation; thus, citizens vote for their preferred party and not for any individual candidates. The 120 seats in the Knesset are then assigned proportionally to each party that received votes, provided that the party gained votes which met or exceeded a 2% electoral threshold. Parties are permitted to form electoral alliances so as to gain enough collective votes to meet the threshold (the alliance as a whole must meet the threshold, not the individual parties) and thus be allocated a seat. The low threshold makes the Israeli electoral system more favorable to minor parties than systems used in most other countries. After an election, the President, following consultations with the elected party leaders, chooses the Knesset member most likely to form a viable coalition government. While this typically is the leader of the party receiving the most seats, it is not required to be so. In the event a party wins 61 or more seats in an election, it can form a viable government without having to form a coalition. However, no party has ever won 61 seats in an election; thus, a coalition has always been required, with those remaining outside the government making up the opposition. Israel’s most recent general election was held on February 10, 2009. Mr. Benjamin Netanyahu, following the election and after establishing a coalition, has since been the Prime Minister of Israel.

Currently, Israel has two major political parties, Kadima and Likud. Since the establishment of the State of Israel in 1948, the Government has been a coalition government led by Avodah and the Likud, and in recent years, Kadima (or predecessors of these parties) and supported by a majority of the members of the Knesset.

The following table details the distribution of current Knesset seats by political parties as of January 2, 2011.

Table No. 3

Distribution of parliament (Knesset) Seats by Party

Number of Seats
Kadima	28
Likud	27
Israel Beitenu	15
Avodah (Labor)	8
Shas	11
Torah and Shabbat Judaism	5
Ha’atzmaut	5
United Arab List – Arab Renewal	4
National Union	4
Hadash	4
Meretz	3
Jewish House – New Mafdal	3
National Democratic Assembly	3
Total	120

Following the February 2009 elections, the President selected Benjamin Netanyahu to form a government. In March 2009, Prime Minister Benjamin Netanyahu formed a new coalition, consisting of the following parties: Likud, Israel Beitenu, Avodah, Shas, Torah and Shabbat Judaism and Jewish House — New Mafdal. Dr. Yuval Steinitz was appointed as Minister of Finance. In January 2011 the independence faction led by Defense Minister Ehud Barak split away from the Labor party, which consequently resigned from the coalition.

The Judicial System

The Israeli judicial system consists of secular courts and religious courts. The courts of law constitute a separate and independent unit of Israel’s Ministry of Justice. The system is headed by the President of the Supreme Court and the Minister of Justice. Secular courts consists of the Israeli Supreme Court, District Courts and Magistrate Courts (also called “Peace Courts”), as well as Municipal Courts, Courts of Admiralty, Family Courts, Small Claims Courts, Labor Courts, Traffic Courts and District Courts For Administrative Matters. In addition there are Religious Courts, Non-Religious Courts and Military Courts. The six District Courts (located in Jerusalem, Tel-Aviv, Haifa, Beer-Sheva, Nazareth and PetachTikva) hear all cases not within the exclusive jurisdiction of the Magistrate Courts or the other secular courts and also hear appeals from the Magistrate Courts. A ruling of the Supreme Court is binding upon every court, other than the Supreme Court itself. This is the principle of binding precedent (stare decisis) in Israel. The Supreme Court is an appellate court, as well as the High Court of Justice in matters outside the jurisdiction of any other court or tribunal and where it is necessary to grant relief in the interest of justice. As the High Court of Justice, the Supreme Court rules as a court of first instance, primarily in matters regarding the legality of decisions of state authorities: government decisions, those of local authorities and other bodies and persons performing public functions under the law, and direct challenges to the constitutionality of laws enacted by the Knesset. The Supreme Court has broad discretionary authority to rule on matters in which it considers necessary to grant relief in the interests of justice, and which are not within the jurisdiction of another court or tribunal. The High Court of Justice grants relief through orders such as injunction, mandamus and Habeas Corpus, as well as through declaratory judgments in its capacity as the High Court of Justice. The Basic Law: the Judiciary sets up a Judges’ Election Committee (JEC) with nine members. The committee includes the President of the Supreme Court, two other Supreme Court Justices, the Minister of Justice, two members of the Knesset, and two members of the Israel Bar Association. Judges are appointed by the President of the State upon election by a JEC. Some marital and family matters, and certain other matters related to personal status, are handled by religious courts. Most religions in Israel are governed by their own religious courts.

National Institutions

Israel has four so-called National Institutions: The Jewish Agency for Israel, the World Zionist Organization, Keren Hayesod and the Jewish National Fund. These National Institutions, which predate the formation of the State, perform a variety of non-governmental charitable functions. Each of the National Institutions is independent of the Government and finances its activities through private and public sources, including donations from abroad. In 2009 and in 2010, the National Institutions were responsible for net unilateral transfers into Israel of $0.3 billion per year.

International Relations

Over the past three decades, Israel has made progress in reducing the hostilities that have existed between Israel and the region’s Arab countries. As a result of the historic visit to Israel by the President of Egypt in 1977 and the intensive negotiations held by the two countries, Egypt and Israel signed a peace treaty on March 26, 1979. This was the first peace agreement that was signed between Israel and its neighboring countries.

The Madrid Conference in 1991 marked the start of a broader peace process in the Middle East. On October 26, 1994, Israel and Jordan signed a peace treaty. After resolving issues relating to borders and water, Israel and Jordan entered into negotiations to promote economic cooperation between the states and to plan regional economic development initiatives. In addition, the agreement with Jordan, and subsequent progress in Israel’s negotiations with the Palestinians, enabled Israel the initiation of economic and political relations with other foreign countries, bordering the region, located in North Africa and the Gulf area. In October 1999, Israel and Mauritania established full diplomatic relations. Mauritania was the third Arab country, after Egypt and Jordan, with which Israel has a bilateral agreement for the exchange of ambassadors. Israel also developed economic relations with Qatar in the 1990’s. In 2009, however, Mauritania and Qatar, as well as Venezuela, froze their respective political relations with Israel following Israel’s Operation Cast Lead. Israel constantly continues its efforts to promote political affairs with foreign countries in the Middle East and worldwide, and aims to promote the peace process, create economic opportunities, and particularly enhance regional development.

The execution of the Declaration of Principles in 1993 between Israel and the Palestinian Liberation Organization (“Oslo Accords”) and the commitments undertaken for mutual recognition, served as a turning point in the political affairs of Israel with its Arab neighbors. Following that historic event, a number of interim agreements were introduced that set the grounds for the establishment of the Palestinian Authority (the “PA”). As part of the 1994 Gaza Strip and Jericho Agreement signed in Cairo, and the 1995 Interim Agreement on the West Bank and the Gaza Strip signed in Washington, D.C., Israel withdrew from Jericho and much of the Gaza Strip, as well as from six additional West Bank towns. The PA gradually took responsibility for administering the Gaza Strip and those areas of the West Bank designated as self-rule areas.

Several rounds of negotiations were held between Israel and the PLO in 2000, aimed at achieving a permanent status agreement and an end to the conflict. Unfortunately, those negotiations did not result in an agreement. Since September 2000, relations between Israel and the PA have deteriorated due to violence conducted by Palestinian terror organizations against Israeli targets and citizens in violation of all bilateral agreements signed since 1993. The ascent of the Hamas terrorist organization and its violent takeover of Gaza in June 2007 contributed to this trend. This has also resulted in a significant damage to the economic relations, primarily in the area of bilateral trade.

A performance-based, three-phase plan to end the Israeli-Palestinian conflict, known as the Road Map, was put forward by the United States, the United Nations, the European Union and Russia in April 2003. While the Road Map was accepted by both the Israeli and the Palestinian, implementation of the Road Map has faced a number of serious obstacles, including opposition by certain groups, ongoing Palestinian terrorist activity and, more recently, the refusal of the Hamas regime in Gaza to accept the conditions for legitimacy set out by the international community: namely, the renunciation of terrorism and violence, the recognition of the right of Israel to exist and acceptance of previous agreements and obligations, including the Road Map.

During 2004 – 2005, as dialogues came to a halt and violence increased, the Government of Israel adopted and implemented the Disengagement Plan (Tokhnit HaHitnatkut). The Plan provided for the complete Israeli civilian and military withdrawal from the Gaza territory, including the total evacuation of 21 settlements in Gaza and four additional communities in the northern West Bank. The Disengagement Plan effectively ended Israel’s 38 years of military presence and authority over the Gaza territory.

In a joint statement on September 20, 2005, representatives of the United States, Russia, the European Union and the UN commended the successful implementation of the Disengagement Plan and the “moment of opportunity that it brings to renew efforts on the Roadmap.”

Although disengagement from Gaza was designed to create the opportunity for peace, in the year following the implementation of the Disengagement Plan (2006), the terrorist organization Hamas emerged victorious from elections in the Palestinian Authority. In light of the establishment of Hamas led government, Israel adopted a dual strategy towards the Palestinians, maintaining pressure against Hamas and the extremists while not closing the door to dialogue with the moderates among the Palestinians towards a negotiated two-state solution to the Israeli — Palestinian conflict. The international Quartet has reiterated its commitment to a Palestinian government committed to nonviolence, recognition of Israel, and acceptance of previous agreements and obligations, including the Roadmap.

The formation of the new, moderate Fatah-led Palestinian government under President Mahmoud Abbas and Prime Minister Salam Fayyad opened the door to a resumption of negotiations between Israel and the Palestinians. However, the negotiations that launched at a conference in Annapolis, Maryland in November 2007, failed and did not achieve their goal of reaching an agreement by the end of 2008.

Following the disengagement process from Gaza, Palestinian terrorist organizations began launching locally — manufactured rockets and mortar rounds into Israel at increasing numbers. In 2007, over 2,300 rockets and mortars were fired from Gaza into Israel, and in 2008 about 3,000 rockets were launched on civilian targets in Southern Israel. As the range of these missiles continued to increase, by the end of 2008, over one million Israelis found themselves within the range of terrorist rocket and mortar attacks. In December 2008, unable to tolerate the continued firing of rockets and mortars at its citizens, as well as the continued smuggling of weapons and ammunition to Hamas and other terrorist organizations through tunnels under the Egypt-Gaza border, Israel responded to the attacks with a three week military operation — Operation “Cast Lead”. While at the conclusion of the operation Hamas still exercised effective control over the Gaza Strip, its operational capabilities were considerably weakened and international efforts to prevent cross-border smuggling to terrorists intensified.

Although Israel has entered into various agreements with Arab countries and the PLO/PA, and although various declarations have been signed in connection with the efforts to resolve a number of the economic and political problems in the Middle East, no prediction can be made as to whether, or under what terms, a complete resolution of these problems will be achieved. To date, Israel has not entered into a peace treaty with either Lebanon or Syria. On May 23, 2000, in accordance with a Government decision and in compliance with UN Security Council Resolution No. 425, Israeli military forces unilaterally withdrew from South Lebanon. This move was subsequently confirmed by the Security Council and Secretary General of the United Nations. During July and August 2006, Israel was engaged in a war with Hezbollah, a terror organization based in Lebanon. The conflict, which was later tagged as the “Second Lebanon War” began when militants from the group Hezbollah fired rockets at Israeli border towns as a diversion for an anti-tank missile attack on two armored Humvees patrolling the Israeli side of the border fence. The ambush left three soldiers dead. Two additional soldiers, believed to have been killed outright or mortally wounded, were taken by Hezbollah to Lebanon. Five more were killed in a failed rescue attempt. Israel responded with airstrikes and artillery fire on targets in Lebanon. Hezbollah then launched more rockets into northern Israel and engaged the Israel Defense Forces (IDF) in guerrilla warfare from hardened positions. The conflict started on July 12 2006, and continued until a United Nations-brokered ceasefire went into effect in the morning on August 14 2006 with UN Resolution No. 1701, which called the government of Lebanon to take full control of Lebanon and prohibited the presence of paramilitary forces, including Hezbollah, south of the Litani River.

Since 1948, the members of the Arab League have maintained a trade boycott of Israel. The primary tier of the boycott prohibits the importation of Israeli-origin goods and services by member states. The secondary tier of the boycott prohibits individuals in Arab League states from engaging in business with foreign firms that contribute to Israel’s military or economic development, and the tertiary tier of the boycott prohibits business dealings with firms that do business with blacklisted entities. In September 1994, the Gulf Cooperation Council (which includes Qatar, Oman, Bahrain, the United Arab Emirates, Saudi Arabia and Kuwait) suspended their secondary and tertiary trade boycott tiers of Israel, signifying a major shift in Israel’s relations with several Arab nations in the region. These Gulf States, as well as four other Arab League members (Algeria, Djibouti, Mauritania and Somalia) no longer enforce the secondary and tertiary boycotts of Israel.

Prior to the recent security unrest, Israel and its Arab neighbors had taken several initiatives to encourage the development of economic relations among the countries in the region. The formation of additional regional economic organizations was proposed to enhance cooperation between Israel and other countries in the region. Among these, the most important are the Middle East Development Bank (MEDB), the Middle Eastern — Mediterranean Tourist and Travel Association (MEMTTA) and the Regional Business Council (RBC).

Israel maintains a close economic, diplomatic and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987, including by way of loan guarantees (see “Public Debt — External Public Debt”).

The Government of Israel and the United States have agreed to reduce foreign assistance to Israel. This reduction involves a phase-out of U.S. Economic Support Fund (“ESF”) assistance to Israel through incremental annual reductions in the level of such annual assistance over a ten-year period that began in fiscal year 1999. Over the same time period, the United States increased annually the level of its Foreign Military Financing (“FMF”) assistance to Israel in amounts equal to half the amount of the annual reduction in ESF assistance. From U.S. fiscal year 1999 through 2008, each year the level of ESF assistance has been reduced by $120 million and the level of FMF assistance has been increased by $60 million. The level of ESF assistance for U.S. fiscal year 2007 was $120 million. ESF assistance ceased in 2008. In August 2007, the United States and Israel signed a Memorandum of Understanding which outlined defense aid to be provided to Israel in the amount of $30 billion over the next ten years, commencing in 2009.

With the inauguration of Barack Obama as President of the United States (on January 20, 2009), the new administration placed renewed emphasis on the peace process in the Middle East. This approach led to the appointment of Senator George Mitchell as special envoy to the region, a reiteration of United States’ policy regarding a “Two State Solution” and a demand that Israel cease settlement activity. In December 2009, Israel implemented an unprecedented moratorium on new construction in settlements located in the West Bank for a period of 10 months.

Since the expiry of the moratorium, the Palestinian side has refused to engage in direct negotiations with Israel, and a question mark now hangs over the future of the negotiating process with the Palestinian

Authority. The so-called ‘reconciliation agreement’ between the Palestinian factions Fatah and Hamas has created further challenges, since Hamas maintains its refusal to accept the conditions set out by the International Middle East Quartet (UN, EU, USA, Russia): renounce violence, recognize Israel and respect pre-existing agreements. Israel has expressed its willingness to negotiate without preconditions with Palestinian partners who accept the Quartet principles.

Israel currently maintains diplomatic relations with 157 countries. Israel has established or re-established commercial, trade and diplomatic relations with several republics of the former Soviet Union, nations of Eastern Europe, and other countries that had been aligned politically with the former Soviet Union. Furthermore, the developments toward peace in the region in the last decade have facilitated the growth of commercial, trade and diplomatic relations with several Asian countries, including Japan, South Korea, China and India.

Since January 2011 there have been varying degrees of political instability and public protests within Middle Eastern countries including, without limitation, Bahrain, Egypt, Libya, Yemen, Syria and Tunisia. Although such instances of instability in the Middle East have not so far materially affected Israel’s financial or political situation, there can be no assurance that such instability in the Middle East will not escalate in the future, that such instability will not spread to additional countries in the Middle East or that governments in the Middle East will be successful in maintaining domestic order and stability, or that Israel’s financial or political situation will not thereby be affected.

Membership in International Organizations and International Economic Agreements

Israel is a member of a number of international organizations, including the UN, the World Bank Group (including the International Finance Corporation), the International Monetary Fund (“IMF”), the European Bank for Reconstruction and Development, the Inter-American Development Bank and the OECD (as defined above).

Israel has been a signatory to the General Agreement on Tariffs and Trade (“GATT”) of 1947 since 1962 and it is a founding member of the World Trade Organization (“WTO”). In addition, Israel actively participates in multilateral initiatives conducted under the framework of the WTO, such as the Government Procurement Agreement and the Information Technology Agreement.

In March 1996, the Council of Ministers of the OECD approved Israel’s request to participate in the organization’s activities, and Israel has accordingly joined certain OECD’s committees as an observer. In May 2007, OECD’s members invited Israel to begin discussions on its accession to the organization. Since September 2010, Israel is a full member of the OECD.

Israel has an extensive network of free trade agreements with most of its trading partners, including United States, European Union, EFTA, Turkey, Canada, Mexico and the MERCOSUR trade block (Brazil, Argentine, Uruguay and Paraguay; the Agreement with Argentina still awaits ratification). Approximately 65.0% of Israel’s foreign trade is conducted under its bilateral free trade agreements, which provide duty free access and other preferential treatment schemes. Israel has recently started negotiations with India on a free trade agreement.

In 1975, Israel signed a free trade agreement with the European Economic Community (EEC) that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel signed an Association Agreement with the European Union, which came into force in June 2000. The 1995 agreement, which replaced the 1975 agreement, addresses issues relating to services, competition, government procurement, and cooperation in many areas, including research and development. It also expands the liberalization in agricultural products. Two additional agreements, providing for further liberalization in agricultural trade, were recently implemented; the most recent one became effective as of January 1, 2010.

At the end of 2004, Israel and the European Union approved an Action Plan (within the European Neighborhood Policy) to address several issues, including but not limited to, services, dispute settlement for trade matters and standardization. Since 1996, Israel has participated in the EU Framework Programs for Research and Development, which allow Israeli firms and academic institutions to participate in European

Union research and development projects. Israel is the only country outside Europe to enjoy this special status, a status granted to Israel largely in recognition of its role as a key technological player in the global arena. In November 2002, Israel re-conducted its participation in the EU’s Sixth Research and Development Program and gained access to EUR17.0 billion in research and development call for proposals as any of member of the European Union countries. Israel is currently fully associated to the Seventh Framework Program for Science and Technology since it was launched on December 22, 2006. FP7 is operating from 2007 – 2013. The program, which is the biggest in the world involving academia as well as business and industry sectors, has provided Israel with access to EUR50.0 billion in research and development call for proposals from the European Union. The FP provides funding for the following areas: health, food, agriculture, biotechnology, information and communication technologies, Nano sciences and nanotechnologies, energy, environment and climate change, transport and aeronautics, socio-economics sciences, space and security, as well mobility of researches and high pioneer research. The program enables Israeli entities to cooperate in technological development with European industries, research institutions and universities, and to showcase Israeli abilities. So far 4700 Israeli participations have been submitted under FP7. The result is nearly 1080 successful Israeli participations in 650 FP7 retained projects with a total value of EUR4.2 billion. The total grant value for Israeli entities grants is EUR400 million for the time being. In 2004 Israel joined the EU GALILEO, a program for the development of a space navigation system. In addition, Israel is an active participant in the EUREKA Network, Europe’s leading platform for R&D-performing entrepreneurs and industries. An inter-governmental public network of 40 member countries and the EU, EUREKA supports R&D-performing businesses and institutions through funding and partner-matching services. On a yearly basis, EUREKA supports more than 300 collaborative projects in a variety of industries, totalling over EUR1.5 billion. Projects can be launched in virtually all industry fields and technological areas — ICT, manufacturing, water technologies, communications, biotechnology and energy. In July 2010, Israel took the reins of the EUREKA Network as its year-long Chair. Leveraging Israeli best practices in technological innovation, the Israeli EUREKA Chairmanship has focused on promoting a culture of innovation and developing new sources of funding for start-up companies, small and medium sized enterprises, and research institutes in Israel, throughout Europe and the world.

Israel is actually one of EUREKA’s most active participants; of EUREKA’s 40 member countries, Israeli companies have partnered in more than 10% of all EUREKA’s projects. Israel’s chairmanship of EUREKA is being led by former Chief Scientist Dr. Eli Opper and the Israeli Ministry of Industry and Trade, through MATIMOP — the Israeli Industry Canter for Research and Development, which is the executive agency of the Chief Scientist office.

In May 2010 Israel and the EU signed an agreement to mutually recognize good manufacturing practice (“GMP”) certification of pharmaceutical products. This Agreement is expected to greatly facilitate trade between the parties in this area. Since then, the agreement awaits ratification by the European Parliament which delayed the discussion as a result of political considerations.

In 1985, Israel and the United States entered into a free trade agreement that resulted in the elimination of all tariffs on all industrial products effective from January 1, 1995. The free trade agreement with the United States also resulted in the elimination of certain non-tariff barriers to trade between the two countries.

In recent years, Israel, with the assistance of the United States, has developed new regional trade agreements that stimulate economic cooperation between Israel and its neighbors in the Middle East. Israel signed a Qualified Industrial Zones (“QIZ”) agreement with Jordan in 1997 and a separate QIZ agreement with Egypt in December 2004. The above mentioned agreements allow Egypt and Jordan, respectively, to export products to the United States, free of export duties if the products contain inputs from Israel (8% of input from Israel in the Israeli-Jordanian QIZ agreement, 10.5% of input from Israel in the Israeli-Egyptian QIZ agreement). This trade initiative aims to support prosperity and stability in the Middle East by encouraging regional economic integration.

THE ECONOMY

Overview

Israel’s economy is industrialized and diversified. GDP per capita in 2010 was $28,925, and between 2004 and 2008, real GDP growth averaged 5.0% annually. The economic growth during these years can be attributed to an expansion in global trade and demand for high-tech products, the adoption of tighter fiscal policy, a relatively calm security situation, and a less restrictive monetary policy. These years were characterized by rapid growth in all components of the GDP, including private consumption, investments and external trade.

The global financial crisis has had far reaching effects that impacted, both directly and indirectly, the economies of many countries around the world. Israel, however, has been affected to a lesser extent; GDP growth in 2009 fell to 0.8% but recovered to 4.7% in 2010. Most of the deficiencies that led to the development of the global financial crisis did not exist in Israel.

In recent years Israel enjoyed a balance-of-payments surplus, a decreasing budget deficit, and maintained a moderate housing market. The asset to liability ratio level of finance in mortgages in Israel is conservative compared to other developed economies (close to 60 – 70 percent). The Israeli capital market did not reach the level of complexity of its American counterpart. Although Israeli financial institutions have invested in mortgage-backed securities, credit default swaps and other derivatives, such investments were rather uncommon and moderate. In addition, the private sector in Israel was leveraged to a lesser extent than in other developed economies.

The composition of Israel’s trade of goods reflects the industrialized nature of its economy. In 2010, exports of goods consisted primarily of manufactured goods, and in particular high-tech products. Raw materials and capital investment, including energy and diamonds, comprised 84% of imported goods. Exports traditionally have been a significant part of Israel’s economic growth. Following the stabilization in the security situation and the recovery from global recession in the early 2000’s, exports of goods and services gained momentum, averaging annual growth of 11.9% between 2005 and 2008. The global economic crisis, coupled with the lagged effect of an appreciation of the real exchange rate in 2008, had a negative impact on Israeli exports in 2009. Exports of goods and services declined by 16.7% in 2009 but recovered to 18.6% growth in 2010.

Historically, the Government has had substantial involvement in nearly all sectors of the Israeli economy. In the past 20 years, however, a central goal of the Government’s economic policy has been to reduce its role in the economy and to promote private sector growth. In order to advance this goal, the Government has pursued a policy of privatizing state-owned enterprises, including banks (see “Role of the State in the Economy” below). The Government has also pursued stability-oriented monetary and fiscal policies.

The Government is committed to price stability with an inflation target between 1% and 3%. In the last ten years, prices have risen by an average of 2.2% annually. Inflation grew by an average annual rate of 1.0% between 2004 and 2006. Inflation decreased to 0.5% in 2007, followed by a 4.6% increase in 2008. In 2009, the average rate of inflation declined to 3.3% in 2009 and 2.7% in 2010.

Gross Domestic Product

GDP is defined as gross national product (“GNP”) minus income of Israeli residents from investments abroad, earnings of Israeli residents who work abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deduction of payments to foreign companies with respect to production facilities located in Israel).

Between October 2000 and the beginning of 2003, the GDP growth rate declined mainly due to the global economic slowdown following the dot-com bubble, the September 11th terrorist attacks and the adverse effects of Palestinian terrorism. Recovery began in 2003 and gained momentum between 2004 and 2008, with an average annual GDP growth of 5.0%.

During the second half of 2008 the Israeli economy gradually absorbed the first negative effects of the global economic crisis. Israel’s GDP growth fell from 6.3% GDP growth in the first quarter of 2008 to 3.5%

and 1.0% GDP growth in the second and third quarters, respectively. GDP growth reversed by the end of 2008, contracting 2.0% in the fourth quarter of 2008 and 2.8% in the first quarter of 2009. The Israeli economy soon began to recover by the second quarter of 2009 with GDP expanding at a rate of 1.5%. During the third and the fourth quarters of 2009, GDP growth accelerated reaching growth rates of 3.7% and 4.9%, respectively. Growth in these periods reflected an expansion in private consumption and exports of goods and services. Annual growth for all of 2009 was 0.8%. While this was significantly lower than growth rates of previous years, it was favorable when compared to the performance of other developed economies. Real GDP growth continued accelerating in 2010 at an annual rate of 4.7%, with a peak of 7.8% growth in the fourth quarter.

Table No. 4

Main Economic Indicators
(In Billions of NIS Unless Noted Otherwise)

	2006	2007	2008	2009	2010
Growth (Percent Change)
Real GDP Growth	5.3%	5.2%	4.0%	0.8%	4.7%
GDP growth per capita	3.4%	3.4%	2.2%	-1.1%	2.8%
Inflation (change in CPI – annual average)	2.1%	0.5%	4.6%	3.3%	2.7%
Industrial production	9.9%	4.4%	7.4%	-6.0%	7.8%
Constant 2005 Prices
GDP	634.3	667.3	694.0	704.6	737.4
Business sector output	466.4	492.9	515.3	524.2	552.3
Current Prices
GDP	649.9	686.0	725.1	768.3	812.6
Business sector product	476.6	502.4	532.1	561.5	590.9
Permanent Average Population (thousands of people)	7,053.7	7,180.1	7,308.8	7,483.5	7,622.0

Source: Central Bureau of Statistics.

Table No. 5

Resources and Use of Resources
(In Billions of NIS at Constant 2005 Prices)

	2006	2007	2008	2009	2010
Resources
GDP	636.8	671.0	699.3	704.6	737.1
Imports of goods and services	267.0	298.7	305.8	262.8	295.7
Total	903.8	969.8	1,005.0	967.4	1,032.8
Use of Resources
Private consumption	350.2	372.5	383.6	390.2	409.9
Public consumption	159.8	164.7	168.6	171.9	175.4
Gross Domestic Capital Formation	121.4	134.8	137.4	123.9	130.6
Exports of goods and services	272.4	297.7	315.3	278.3	316.6
Total	636.8	671.0	699.1	701.5	736.8

Source: Central Bureau of Statistics.

Savings and Investments

The relatively high savings rate in Israel, which was higher than domestic investments, contributed to the current account surplus. In 2010, gross national saving as a percent of GDP was 19.2%, a decrease compared to the rate of 22.6% in 2009. In 2010, the ratio of private saving as a percent of disposable private income was 12.9 following 16.8 in 2009 and 12.4 in 2008.

Gross domestic capital formation, the sum of investments in fixed assets and the change in inventories, increased by 1.9% in 2010, following a decrease of 8.9% in 2009. In 2010, gross fixed investment increased by 12.6%, following a decrease of 5.8% in 2009.

Business Sector Output

Business sector output in Israel equals GDP less general government services, services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). Since 2003, business sector output has expanded at consistently high rates, averaging at 6.1% annual growth between 2004 and 2008. The effects of the global economic crisis were reflected in the business sector in the second half of 2008 and first half of 2009. Business sector output for all of 2009 grew by just 0.1%. By 2010, growth had recovered to pre-2009 levels, with the strongest recovery in the manufacturing, transport and communication, and construction sectors. The entire business sector grew by 5.3% in 2010.

Table No. 6

Composition and Growth of Business Sector Output
(Annual Growth: Real Terms)

	2006	2007	2008	2009	2010	Percentage of Total Business Sector, 2010
Trade and services	8.3%	8.0%	3.2%	2.2%	4.6%	59.9
Manufacturing	11.2	4.2	7.4	-5.9	7.8	20.0
Transport & Communication	5.8	4.4	1.4	-4.0	5.4	10.4
Construction	7.7	5.3	2.3	-1.0	7.1	7.2
Agriculture	-0.1	-0.3	-5.2	0.0	0.0	3.0
Water and Electricity	4.0	6.5	0.1	-5.5	-2.0	2.5
Total Business Sector	7.0%	5.9%	4.7%	0.1%	5.3%	100%(1)

(1)	Total does not add up to exactly 100% due to statistical margin of error and the exclusion of banking services.

Source: Bank of Israel.

Trade and Services.  The trade and services sector consists of retail and wholesale sales, professional services, banking, hotels and other services. This area of business sector has expanded rapidly in the last decade, growing in 2006 and 2007 by 8.3% and 8.0%, respectively. Following slower growth rates in 2008 and 2009, the sector expanded by 4.6% in 2010. Trade and services amounted to 60% of the business sector in 2010.

Manufacturing.  Manufacturing, excluding diamonds, increased by 7.8% in 2010. The increase resulted from a rise in manufacturing exports of 16.2%. This increase represents a recovery following a contraction by 6.0% in 2009. Between 2004 and 2008, manufacturing averaged 6.4% growth.

Table No. 7

Manufacturing by Category
(Annual Real Percentage Change)

	2006	2007	2008	2009	2010
Food, beverages and tobacco	2.1%	2.9%	-1.4%	-1.4%	2.7%
Mining	-0.3	-1.0	0.6	-10.3	12.2
Textiles and clothing	4.0	-4.0	-3.4	-13.6	1.2
Leather and leather products	6.8	6.3	-0.5	-17.7	10.1
Wood and wood products	3.9	7.6	2.4	-8.8	6.4
Paper and paper products	1.8	4.1	-0.5	-1.0	4.9
Publishing and printing	4.4	-0.3	-3.0	-9.4	-2.5
Chemical products and refined petroleum	23.8	-1.6	32.6	-7.9	19.0
Rubber and plastic products	4.5	9.4	7.1	-12.2	15.5
Non-metallic mineral products	4.0	8.2	-1.7	-11.7	2.6
Basic metal	0.2	6.3	-6.7	-17.0	13.8
Metal products	11.9	2.4	1.3	-19.3	18.1
Machinery and equipment	6.9	10	16.0	-4.9	-0.2
Electric motors	6.2	7.6	1.9	-12.8	6.6
Electric and electronic equipment	11.4	7.3	6.3	6.9	5.0
Communication equipment	24.1	12.8	-2.9	-13.5	-3.8
Transport equipment	3.5	13.1	13.3	-4.1	-5.5
Jewelry and goldsmiths	-11.9	-7.8	-12.2	-19.3	-0.6
Other	0.4	17.2	3.1	-4.9	5.6
Total (excluding diamonds)	9.9	4.4	7.4	-6.0	7.8

Source: Bank of Israel.

Table No. 8

Industrial Production Index
(Base: Year 2004)

	2006	2007	2008	2009	2010
Index Level(1)	113.9	119.0	127.8	120.1	129.5
Annual Real Percentage Change	9.9%	4.4%	7.4%	-6.0%	7.8%

(1)	Excludes diamonds.

Source: Central Bureau of Statistics.

Transportation.  Buses are the major form of public transportation in Israel. Bus routes exist in all cities in Israel and connect Israel’s major cities, smaller towns and rural areas. Israel also has a network of over 18,000 kilometers of roads, including highways that link the major cities- Tel-Aviv with Haifa, Jerusalem and Be’er-Sheva. Government-owned railways run from Nahariya, on the northern coastline, to Dimona in the south (via Be’er-Sheva), linking some of Israel’s major cities and the southern part of the State.

Since 1993, the Government has identified infrastructure improvement as one of its top priorities. In September 2003, the Government founded the Israel National Roads Company LTD (“INRC”), a Government Company (as defined below (see “— Role of the State in the Economy”)) which is responsible for the inter-urban road system, traffic management and control, planning, development and maintenance of the roads and their safety. The budget for INRC projects in 2010 was approximately NIS4.0 billion. In recent years, the Government has approved a number of major road construction projects, including the “Cross-Israel Highway” — Israel’s North-South toll highway which serves as a toll highway from the southern part of the

State to the north. The 86-kilometer central sections of this highway were opened to traffic in January 2004 and currently, the highway’s length is 136 kilometers. Other projects include the Carmel Tunnel (completed in 2010), a fast toll lane at the east entrance to Tel-Aviv (completed in January 2011) and Highway 431 which serves the south-eastern suburban part of Tel-Aviv (completed in 2009), and, unlike existing highways, is operating as a private-financial-initiative.

The Government considers the development of an advanced railway system as a top priority. In 2000, the Government issued a tender to establish a light rail build-operate-transfer (“B.O.T.”) project in Jerusalem. In 2010, the Government decided that NTA, a Government Company, will set up a light rail BOT project in metropolitan Tel-Aviv. The first Tel-Aviv line is expected to commence its operations in 2017. The first Jerusalem line is expected to commence its operation in 2011. In 2004, the Government decided to invest $4.5 billion over a period of five years in a rail development program. As part of this development plan (i) the old line between Jerusalem and Tel-Aviv (via Beit-Shemesh) was rehabilitated and opened to the public in April 2005, (ii) a direct and upgraded line between Jerusalem and Tel-Aviv is scheduled to commence its operations in 2017, (iii) the line between Tel-Aviv and Ben-Gurion International Airport was opened to the public in March 2005, and its extension through Modi’in was opened in 2007, and (iv) several new and improved lines, such as Tel-Aviv-Rishon Le-Zion, Haifa-BeitShe’an, Kfar Saba-Rananna-Tel-Aviv, and Ashkelon-Be’er-Sheva, are scheduled to commence their operations in 2011 and 2012.

In February 2010 the Government decided to embark on an ambitious program to develop the transportation infrastructure in the north part (“The Galilee”) and the south part (“The Negev”) of the State. The program, titled “Netivey Israel” includes construction of a series of railways and highways and the electrification of Israel’s railway network. It is expected to play a crucial role in accelerating economic activity and shortening distances between the State’s central and peripheral areas. The program is scheduled to be completed by 2020 and its estimated costs are NIS27.5 billion.

Israel has three major seaports: Haifa and Ashdod, on the Mediterranean coast, and Eilat, by the Red Sea. During 2010, 43.3 million tons were handled at these three ports, including 2.28 million TEUS of containers. In July 2004, the Knesset decided on a structural reform of the seaports in order to enhance competition and improve efficiency, thereby strengthening Israel’s foreign trade. As mandated by legislation, the Israel Ports Authority ceased its operations on February 16, 2005 and was replaced by four Government-owned companies: Israel Ports Development and Assets Company Ltd. which serves as landlord of the ports’ real estate in Haifa, Ashdod and Eilat and responsible for developing and leasing those properties, and Ashdod Port Company Ltd., Haifa Port Company Ltd. and Eilat Port Company Ltd., the three port-operating companies, which received a mandate to operate port facilities that have been leased to them (in Ashdod and Haifa, for terms of 49 years; in Eilat, for a term of four years). Among the major projects are the development of the “Hayovel” terminal in Ashdod which commenced its operations in May 2005, and the “Hacarmel” terminal in Haifa, which commenced its operations in 2010. The Israel Ports Development and Assets Company Ltd. invested approximately NIS3.9 billion in these two projects.

Israel has three international airports. The Airports Authority is responsible for maintaining, developing and operating the airports and their security in accordance with the directives of the Minister of Transportation. Israel’s main airport is Ben Gurion Airport in Lod, which is located approximately 40 kilometers from Jerusalem and 20 kilometers from Tel-Aviv. Ben Gurion Airport served approximately 11.5 million passengers in 2010, compared to 11.1 million passengers in 2008, with flights to and from most major cities in Europe, Asia and North America. A new terminal opened at Ben Gurion Airport in November 2004 in order to increase its capacity, the financing for which relied, exclusively, on Airports Authority revenues and private project financing.

Communications.  The telecommunications market (not including television) presently constitutes approximately 4% (NIS30 billion) of the Gross National Income. Israel’s communications market is characterized by fundamental technological and regulatory changes, large investments, and rapid development. The market is currently comprised of four infrastructure based domestic cellular operators and a number of new resale based operators, as well as of two new infrastructure-based entrants who have won frequencies in a tender but have yet began their operations. In addition, there are four international telephony service providers, and two fixed domestic telephony operators with universal service obligations.

While the Israel Telecommunications Corp. Ltd. (“Bezeq”) remains the main fixed telephony service operator, the cable companies have acquired more than 750,000 voice telephony subscribers, mainly in the households segment, and now comprise more than 25% of this market. In September 2004, the domestic fixed telephony market was opened to competition after the Ministry of Communications promulgated regulations allowing new entrants to provide services without the attendant obligations to provide services over large areas. Under these new regulations, five new operators were licensed to provide domestic fixed telephony services.

Israel has four cellular telephone network operators which provide digital technology, countrywide coverage and modern, third generation services. As of 2010 there were approximately 9.4 million cellular subscriptions, more than 1.2 cellular phones, per capita. Total cellular market revenues in 2010 were approximately NIS20 billion.

Three major internet service providers and about forty smaller ones serve more than three million users, including more than 80% of households and more than 80% of businesses. Fixed broadband service in Israel is used in 99% of households that have Internet service. The cable companies and Bezeq are obligated to provide universal deployment of broadband Internet access service. The Israeli Public Broadcasting Authority had an official monopoly on television broadcasts through 1993. At present time, there are five public and commercial television channels in Israel. In addition, there is one cable television operator and a single direct broadcast satellite.

Construction and Housing Prices.  Following years of a low level of activity in the construction sector, in 2008 construction activity accelerated due to a high demand and rising prices in the housing sector. In 2010 there was an increase in construction activity, which included starts, construction completions, and investment in construction. Residential construction starts grew by 15% to 7.5 million square meters in 2010, compared to 7.5% growth in 2009. In 2007, residential construction starts growth stood at 0.9% compared to the previous year. Completions of residential construction projects grew by 2.2% to 6.1 million square meters in 2010, while in 2009 completions grew by 11.1%. Investment in construction grew by a large margin in 2010. Investments grew by 7.8% in 2010, up from 0.8% growth in 2009. This ended an ongoing decrease in investment growth that began in 2006.

Agriculture.  In 2010, agricultural exports totaled $1.359 billion, representing 2.3% of total merchandise exports. Agricultural value of production in 2010 was NIS26.5 billion: livestock (38.8%) and crops (61.2%). In 2010, 1.27% of all Israeli employees were working in the agriculture sector, compared to 1.32% in 2009. Investments in agriculture amounted to 1.63% of fixed investments in 2010.

The Government has implemented structural reforms in order to increase agricultural competition and productivity. In 1994, the Government launched a reform to eliminate production quotas for poultry, cattle and crops. In 1998, a reform in the dairy sector was launched, aimed at enhancing competition and efficiency and reducing pollution levels emanating from dairy farms. The effects of this reform may be noticed in the diminishing number of dairy farms and the rising number of cows per farm. The reforms in the poultry, cattle, crops and dairy sectors facilitated a sizeable shift from manufacturing, marketing and financing of agricultural products through large co-operatives, which were heavily subsidized by the Government, to a system in which decisions regarding such matters are made by individual production units, which receive fewer subsidies from the Government.

Water and Electricity.  The scarcity of natural fresh water resources is not only a problem in Israel, but also a challenge faced by the entire Middle East. Since 2000, the Israeli Government significantly increased investments in the water and electricity sectors. Israel is conducting ongoing discussions with Jordan and the PA regarding the allocation of water resources. The primary natural sources of fresh water in Israel are the Sea of Galilee, the eastern mountain region aquifer (partially situated in the West Bank) and the coastline region aquifer. To increase availability of and diversify its water sources, Israel is developing large scale seawater desalination plants along the Mediterranean Sea shore. Desalinated Water produced is distributed through the national water system to all parts of Israel, including to the arid areas in the south.

Approximately 75% of Israel’s fresh water is distributed through Mekorot Water Co. Ltd., a state-owned enterprise (see “— Role of the State in the Economy” below). The remaining 25% of Israel’s fresh water is supplied by private water associations established by agricultural users and certain municipalities. During 2009 and 2010, Mekorot designated an annual amount of NIS800-810 million to capital investments relating to water distribution, an increase from NIS710 million designated in 2008. In 2011 the estimated annual Mekorot’s budget for investments in water projects is up to NIS1.1 billion.

Approximately 57% of Israel’s total and 39% of Israel’s fresh water consumption is used by the agricultural sector. Because most of Israel’s existing fresh water resources are already being utilized, Israel is constantly investing resources to develop additional water sources, mainly from treated wastewater and desalinated seawater. Currently, desalination plants are being built by both local and foreign private sector companies through B.O.T. projects. When all the plants are operational (expected 2013), the Government expects to purchase approximately 575 million cubic meters of desalinated seawater per year at an estimated cost of NIS1.5 billion. In accordance with recent Government’s decisions, the costs of purchasing desalinated seawater will be covered by water tariffs. In 2010, the Government purchased approximately 290 million cubic meters of desalinated seawater from desalination plants in Hadera and the expanded existing plants in Ashkelon and Palmachim. By the year 2020, the Government expects to purchase approximately 750 million cubic meters of desalinated seawater per year from additional plants (Ashdod, Sorek, Western Galilee) and to expand existing plants.

In addition, further development of agriculture involves intensifying the yield from irrigated land and the reuse of treated wastewater. Israel leads the world with a water recycling rate of 75% (387 million cubic meters) in 2010. This is expected to increase to 95% by 2012. To address the relative shortage of water, Israeli companies have developed a number of sophisticated irrigation systems, including micro-drip systems which maximize irrigation efficiency. Israel has also increased its investments in technologies for the purification and improvement of contaminated groundwater. The budget of the Government for 2010 includes provisions for both grants and loans to stimulate capital investment in these areas. The Government has also taken steps to facilitate the establishment of regional water and sewage. The purpose of these steps is to promote professional and efficient management of water and sewerage systems and to direct the revenues from these services to investments in water and sewerage infrastructures. In July 2001, the Knesset passed a law regulating the commercial relationship between the regional companies, the municipalities and consumers. As of April, 2010, 50 regional companies are already operating and servicing approximately 5.6 million people.

Almost all electric power in Israel is provided by the Israel Electric Corporation Ltd., a Government Company (as defined below) that generates virtually power (see “— Israel Electric Corporation Ltd.” below). In 1996, the exclusive franchise granted to IEC by the Government expired, and the Electricity Sector Law was enacted. The purpose of this law, as set forth in Section 1 of the Electricity Sector Law “is to regulate the activity of the electricity sector for the public good, while ensuring reliability, availability, quality, efficiency and the creation of conditions for competition and minimizing costs”. The law provides for a ten-year transition period during which IEC has a license to transmit, distribute, supply and market electricity. Under the law, the owner of a license for transmission or distribution functions will be required to purchase electricity from other generators of electricity, and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. IEC currently holds licenses to produce electricity at each of its 67 generation units. The generation and transmission licenses, as well as the licenses for distribution and supply, have been extended several times and are valid until December 31, 2011, when the licenses are expected to be revised and extended on an annual basis.

A public utility authority has been established to supervise electric utility services. Among others things, the authority regulates the prices associated with providing electrical power to the public. After the Electricity Sector Law was enacted, the Government passed several resolutions aimed to strengthen independent power production, by, among other things, enabling entrepreneurs in the free market to invest in the construction and operation of power stations. Currently, the Government plans to create an independent system operator that will design and manage the electricity market. The Government’s goal is to achieve a competitive market in the segment of generation.

During 2009 the Government decided on a 10% target for generation using renewable energy. In accordance with the Government’s decision the Israeli Ministry of Infrastructure decided on quotas for each technology such as wind, Solar Thermal, PV and Biomass, and as a result the PUA set an appropriate tariff for each technology for the next four years.

Energy

Israel’s main sources of energy are oil and coal. Israel is almost totally dependent on imported fuel for its energy requirements since domestic production of crude petroleum is negligible and Israel has no domestic production of coal. Most of Israel’s foreign oil is purchased in the open market. Pursuant to the Oil Supply Arrangement, the United States has agreed to supply Israel with oil in the event of a failure of Israel’s oil supply.

In 2000, a substantial amount of natural gas was discovered near Israel’s Mediterranean shore. The discovery of the natural gas could reduce Israel’s dependence on imported oil. Exploration efforts continue for new supplies of natural energy and in January 2009 a substantial amount of natural gas was discovered in the Mediterranean Sea estimated at more than 8 TCF (Trillion Cubic Feet). In December 2010 another natural gas reservoir was discovered which is estimated to hold more than 15.8 TCF of high quality natural gas.

Israel has succeeded in significantly reducing its dependence on oil for the production of electricity by switching to coal-fired power stations located along Israel’s coastline, and by expanding a coal facility in Ashkelon. Currently, all of the coal used in Israel is imported. Israel purchases the majority of its coal from South Africa, the United States, Colombia and Australia. Smaller amounts of coal are purchased from other countries, including China. The shift to coal has not had a significant environmental impact on Israel, because most of the coal used in Israel is low-sulfur coal.

In 1997, the Government decided to establish a natural gas infrastructure in Israel. In August 2003, the Government founded Israel Natural Gas Lines Ltd. (“INGL”), a Government-owned company that was established in order to supervise, control and operate the natural gas transportation system. Between the years 2004 – 2011 INGL has completed building the first stage of the national transmission system, connecting eight large power stations owned by the Israel Electric company, two IPPs and most of the Israeli largest industries.

INGL is currently planning few additional segments of the transmission system in order to connect Jerusalem and large industries at the north; in addition, few duplication lines are planned in order to increase the transmission capacity. In February 2004, the first natural gas power station in Israel was inaugurated in Ashdod. In 2011, 40% of all electricity production will be generated from natural gas operated power stations. The demand for natural gas is supposed to grow from 1.2 BCM in 2004 to about 6 BCM in 2011 and may be supported by the discovery of two substantial gas fields (Tamar and Leviathan) (see below- Balance of Payments and Foreign Trade- Foreign Investments).

Table No. 9

Imports and Production of Crude Oil, Coal and Natural Gas
(In Thousands of Tons Oil Equivalent)

	2005	2006	2007	2008	2009	2010
Imports
Crude Oil	10,421	10,246	9,289	10,769	11,210	11,003
Coal	7,718	7,726	8,767	8,302	8,005	8,208
Production
Crude Oil	3.5	3.9	1.3	2.4	2.3	0.9
Natural Gas(1)	3,091	4,319	5,150	6,417	5,276	6,030

(1)	The data used for natural gas are natural gas power stations, with no separation between local production and imports.

Sources: Central Bureau of Statistics, Ministry of Infrastructure.

Tourism

Tourism plays an important role in the Israeli economy. Israel’s tourist centers include Jerusalem, various religious sites, Eilat, the Dead Sea, and the Mediterranean coast. Income derived from foreign tourism, excluding expenditures of foreign workers in Israel, has steadily increased since the middle of the last decade. In 2007 and 2008 foreign tourism revenues amounted to $2.2 billion (1.0% of GDP) and $3.3 billion (1.5% of GDP), respectively. In 2009, revenues dropped to $2.7 billion (1.3% of GDP) but recovered in 2010 to a record of $3.7 billion (1.7% of GDP).

The unrest that began in late September 2000 resulted in an immediate drop in the number of tourists entering Israel. Between 2000 and 2001, the total number of tourists entering Israel by air decreased by 45.8% and decreased further by 26.2% in 2002. Between the second half of 2003 and 2008, tourism gradually recovered due to the improving security status in Israel and the global economic recovery. In 2006, the “Second Lebanon War” led to a temporary but sharp decline in tourism which affected this year’s total revenues. The number of tourists entering Israel in 2006 was 1.8 million, a decrease of 4% relative to 2005. In 2007 and 2008, tourist arrivals returned to the pre-2006 war positive trend. Operation “Cast Lead”, which began in December 2008 and ended on January 18, 2009, had a limited effect on tourist arrivals. The flow of tourist arrivals recovered by the second quarter of 2009, however, the overall number of visitors in 2009 declined by a significant 10.6% compared to 2008, partially due to the global economic downturn. In 2010, 3.3 million tourists arrived to Israel, marking a new record for the State.

Table No. 10

Tourist Arrivals by Area of Origin and Receipts
(Arrivals in thousands of people)

	2006	2007	2008	2009	2010
Asia	141.1	175.4	220.1	164.6	232.2
Africa	62.6	72.5	78.8	80.8	75.2
Europe	984.1	1,301.6	1,845.7	1,683.5	2,084.5
Americas
United States	494.0	541.6	616.6	548.0	620.2
Other	115.0	141.6	182.9	153.1	212.8
Oceania	20.9	24.7	30.9	27.6	36.9
Other	8.1	10.5	13.1	13.8	14.0
Total arrivals	1825.9	2267.9	2988.1	2671.3	3275.7
Income from tourism ($ million)	2,755.0	3,136.0	4,279.0	3,740.5	4,768.1
Thereof: Expenditures of foreign workers in Israel ($ million)	866	927	1,014	999	1,060

Research and Development

The Government encourages investment in industrial research and development through advancing support and incentive programs created under the Law for the Encouragement of Industrial Research and Development. The objectives of the Government’s support for industrial research and development are, among others: foster the development of technology-related industries; creation of employment opportunities for Israel’s scientific and technological labor force; and improving Israel’s balance of payments by increasing exports of high-technology products and reducing reliance on imports of such products. In 2009, approximately 4.3% of GDP was invested in civilian research and development. Government’s support in civilian research and development, including general university funds financed by the Government, totaled in NIS4.9 billion in the 2009 budget, NIS4.4 billion in the 2008 budget and NIS4.0 billion in the 2007 budget.

Israel participates in more than 34 different international and bi-national industrial research and development joint ventures, several with the United States (BIRD, USISTC, Maryland, Virginia), several with the European Union (Eureka, Eurostars, Galileo, EEN, ISERD), Canada, India, Australia, Germany, China, France, Belgium, Italy, Ireland, Turkey, United Kingdom, Greece, Singapore, Portugal, South Korea, Sweden,

Finland, Netherlands, Denmark, Czech Republic, Hungary, Brazil, Argentina and Uruguay. The 2011 budget includes NIS372.8 million for the European research and development joint venture program, compared to NIS350.0 million in 2008.

Prices

Since the end of 1991, the Government has announced annual inflation targets, and the inflation target range for 2010, was between 1% and 3%. During the last decade, the rate of inflation was 2.2% on average, near the middle of the Bank of Israel target range. In 2010, CPI averaged of 2.7% (2.67% December 2009 through December 2010), reflecting a rise in commodity, housing, and agriculture prices. Prices of housing, fruits and vegetables contributed largely to the CPI rate in 2010. CPI, excluding housing, fruit and vegetable prices, averaged at 1.7% in 2010. The increase in CPI in 2010 was within the Government’s target range and consistent with the recovery in the State’s economic activity during that year. The CPI rate in the last two years was above the Government’s target range, averaging at 4.6% in 2008 and 3.3% in 2009.

Since November 1993, the Bank of Israel has adjusted its key interest rate on a monthly basis. In September 2008, the slowdown in the global economy coupled with falling inflation led the Bank of Israel to gradually decrease the interest rates. By April 2009 the key interest was decreased to 0.5% but as Israel’s economy recovered ahead of other advanced economies, the interest rate was increased to 1.0% in December 2009. In 2010 the nominal interest rate was further raised to 1.5% in April 2010 and 2.0% in October 2010.

The real interest rates, derived from the Bank of Israel’s key interest rate and inflation expectations, have decreased from more than 6.0% in mid-2003 to 1.2% by mid-2010. The inflation expectation derived from the difference between the nominal yields of un-indexed governmental bonds and real yields to maturity of CPI-indexed governmental bonds. Prior to the global economic downturn, the real interest rate averaged 2.6% in 2007 and 1.7% in 2008. By April 2009 the real interest rate turned negative, averaging at 1.0% in 2009. The one year-ahead inflation expectation, derived from the capital market as aforementioned, averaged 1.8% in 2009 and rose to 2.9% in 2010. This resulted in a further decrease in the real interest rate to 1.45% by July 2010 and an average of 1.2% for 2010.

Table No. 11

Selected Price Indices
(Percentage Change, Annual Average)

Period	CPI	CPI (Excluding Housing, Fruits and Vegetables)	Wholesale Price of Manufacturing Output
2002	5.7%	4.1%	3.9%
2003	0.7%	2.4%	4.3%
2004	-0.4%	0.5%	5.4%
2005	1.3%	1.7%	6.2%
2006	2.1%	2.2%	5.7%
2007	0.5%	0.9%	3.5%
2008	4.6%	4.6%	9.6%
2009	3.3%	1.1%	-6.3%
2010	2.7%	1.7%	4.0%

Source: Central Bureau of Statistics.

Wages

Following two years of decreases, real wages (adjusted for inflation) grew 0.8% in 2010. The pickup in wages was a component of the overall recovery in the State’s economy and is consistent with the reduction in the unemployment rate. Wages increased by 0.7% in the public sector and 0.9% in the private sector. Real wages fell by 0.7% in 2008 and by 2.6% in 2009, reflecting the slowdown in labor market due to global economic downturn. A decrease in wages was recorded in both the public and private sectors in these years. Nominal wages increased by 3.6% in 2010, 3.3% in the public sector and 3.7% in the private sector.

The wage system in Israel is partially subject to comprehensive indexation under nationwide cost-of-living agreements. These agreements are negotiated by Israel’s nationwide labor union and representatives of the major employers’ organizations in the private sector. After the agreements are negotiated, the Minister of Industry, Trade, and Labor validates the agreements for all workers in the public sector and parts of the workers in the private sector. An agreement which was signed in 2002 provided employees with a cost-of-living increase at an agreed-upon percentage tied to changes in the CPI. Moreover, wages in certain industries are subject to labor agreements that guarantee additional periodic wage increases, as well as equality of treatment with respect to wage increases with workers in other specified industries. In the past decade, wage linkage between sectors weakened as a result of a decrease in the scope of unionization and an increase in the use of individual employment contracts. In 2003, the Israeli Ministry of Finance reached an agreement with the labor unions on cutbacks in public sector employment and a temporary wage reduction prior to the Knesset’s adoption of the comprehensive economic plan in May 2003. The temporary wage reduction under this agreement expired in July 2005. On April 17, 2008, the Israeli Ministry of Finance reached an agreement with labor unions regarding future wage conditions. The agreement provides for a 5% wage increase over the course of 2008 – 2010.

Employment and Labor

After an increase in the State’s unemployment rate, caused by the global economic downturn in 2009, the unemployment rate recovered and dropped to a historically low rate of 6.6% in 2010. The unemployment rate has gradually decreased since 2004; the recession that began in late 2000 caused the unemployment rate to increase from 8.7% in 2000 to 10.3% in 2002. Despite the economic recovery that began in 2003, the unemployment rate continued to climb in 2003 to a rate of 10.8%. The unemployment rate fell to an average of 10.9% in 2004 and continued to decline to 9.0% in 2005, 8.4% in 2006, 7.3% in 2007 and 6.1% in 2008. As a result of the global financial crisis and the slowdown in the Israeli economy, the unemployment rate increased to an average of 7.6 % in 2009. By the second half of 2009, however, the unemployment rate declined to 7.4% as Israel’s economy recovered and fell to levels consistent with full employment in 2010.

The labor-force participation rate, the civilian labor force as a percentage of the population over the age of 15, increased to 57.3% in 2010, continuing a positive trend that began in 1996 at 53.6%. The participation rate is negatively affected by a relatively large number of soldiers and a religious, non-working population in Israel. The increase in the participation rate and the number of Israelis employed is attributed, among other factors, to the economic growth and the successful implementation of the Government’s policy to cut transfer payments and lowering taxation on labor.

The wave of immigrants that migrated to Israel following 1990 led to a significant growth in the Israeli labor force. In 2010, Israel’s civilian labor force consisted of 3.1 million people compared to 1.9 million in 1992. Despite the initial difficulties experienced by many of the professional and other highly skilled immigrants in finding suitable employment, statistical data regarding employment in Israel suggests that immigrants have successfully integrated into the labor market and, mostly, were able to find employment suited to their education and employment qualifications. One important factor in this transition has been the growth in the demand by Israel’s high-tech companies, which matched the educational and professional background of many of the new immigrants.

The unemployment rate among immigrants in 2008 was 5.4% (6.3% in 2007), which was less than the unemployment rate of the State’s native-born citizens. Immigrant’s participation rate in the labor force was 61.1% in 2008 (60.4% in 2007), compared to 56.5% in 2008 (56.3% in 2007) for all working age population.

Table No. 12

Principal Labor Force Indicators
(Annual Average — figures in Thousands unless noted otherwise)

	2006	2007	2008	2009	2010
Permanent average population	7,081.6	7,211.0	7,342.8	7,483.5	7,621.9
Population aged 15+	5,053.1	5,142.4	5,232.9	5,398.7	5,488.6
Civilian labor force(1)	2,810.3	2,896.3	2,964.9	3,070.4	3,146.4
Labor-force participation rate(2)	55.6%	56.3%	56.7%	56.9%	57.3%
Unemployment Rate	8.4%	7.3%	6.1%	7.6%	6.6%

(1)	The sum of the number of civilian workers and the number of job seekers.
(2)	Civilian labor force as a percentage of the population over the age of 15.

Source: Central Bureau of Statistics.

Israel’s population increased by 1.8% to 7.62 million in 2010. The population has grown at a steady pace of around 1.8% since 2006. The civilian labor force increased by 2.5% in 2010 and has an annually average growth of 2.7% since 2005. Of the 3.1 million participants in the labor force, 30% worked in the public sector in 2010. The percentage of employees in the public sector has been decreasing in the last decade.

One of Israel’s most important resources is its highly educated work force. Based on 2008 statistics, approximately 28% of adults between the ages of 25 and 64 held tertiary degrees. Using this highly-educated population, Israel has managed to develop a technology-based and export-oriented economy. In 2008, 30% of the Israeli work force consisted of employees with a scientific, academic, technical and related professional background, while 23% consisted of administrative or managerial employees. These percentages compare favorably with the percentages of such workers found internationally. The employment qualifications of recent immigrants have been consistent with the high quality of the Israeli work force, with two-thirds of immigrants from the former Soviet Union having been employed there as scientists, engineers or technical staff.

Table No. 13

Structure of Employment in Israel
(Employed Persons, As Percent of Labor Force)

	2006	2007	2008	2009	2010
Employment by Sector
Public Sector Employment	29.7	29.6	29.4	29.8	30.0
Private Sector Employment	70.3	70.4	70.6	70.2	70.0
Employment By Industry
Agriculture	1.8	1.6	1.7	1.7	1.6
Manufacturing	15.6	15.7	15.6	14.6	14.2
Water and electricity	0.7	0.6	0.7	0.7	0.7
Construction	5.2	5.6	5.4	5.1	5.4
Trade	13.1	13.4	13.6	13.3	13.2
Catering	4.7	4.6	4.7	4.6	4.6
Banking and financial services	3.4	3.5	3.6	6.5	6.5
Business services	13.8	14.0	14.0	3.9	4.0
Public administration	4.5	4.5	4.7	14.5	14.6
Education	12.7	12.8	12.6	4.6	4.6
Health, welfare and social work	10.2	10.0	9.9	12.5	12.5
Transport	6.7	6.4	6.3	10.2	10.3
Personal and other services	5.0	4.6	4.7	5.0	5.0
Services for households by domestic personnel	1.8	1.8	1.7	1.9	1.9
Other	0.9	0.9	0.9	1.0	1.0
Total workers(1) (thousands)	2,573.6	2,682.0	2,776.7	2841.0	2938.2

(1)	Israeli workers only; as of 2003, according to the Standard Industrial Classification of All Economic Activities 1993 — Second Edition, 2003.

Sources: Central Bureau of Statistics, Bank of Israel, and Ministry of Finance.

Role of the State in the Economy

Historically, the Government has been involved in nearly all sectors of the Israeli economy, particularly in defense-related and monopolistic businesses. Before the privatization process started (as detailed below), ownership of industry in Israel was divided among the Government, the organization of trade unions (“Histadrut”) and the private sector, with the Government and the Histadrut owning prominent interests in several key industries. In recent years, the Government has made progress towards the privatization and structural competitive changes of state-owned enterprises. As part of this process, the Government has implemented structural market reforms aimed to enhance competition in some essential monopolistic sectors such as the communication sector, oil refineries and the seaports. In addition, the Government has begun the process of introducing competition to additional sectors and industries, such as the electricity sector and capital markets.

As of December 2010, there are 90 state-owned enterprises, 33 of which are business-oriented enterprises. The remaining state-owned enterprises include funds established as vehicles for employee savings or educational institutes, real estate companies, social services, etc.

State-owned enterprises are divided, by law, into two main categories: Government Companies (including their subsidiaries) and Mixed Companies. In addition to state-owned enterprises, there are statutory corporations established through specific laws regulating their operations and governance structures.

Government Companies (a category that excludes state-owned banks acquired pursuant to the Bank Shares Arrangement) are those in which the Government owns more than 50% of the voting shares or the right to appoint more than half of the members of the board of directors. Government Companies are subject to the Israeli Government Companies Law and the regulations promulgated there under (collectively, the “GCL”). In addition, the Government Companies Authority issues regularly circulars in accordance with the GCL (see “— Privatization” below). A substantial part of the GCL is dedicated to corporate governance of Government Companies and the circumstances under and procedures by which the Government may sell shares in Government Companies or reorganize Government Companies.

Mixed Companies are companies in which the State owns 50% or less of the voting shares or the right to appoint less than half of the members of the board of directors. Under the GCL, Mixed Companies are not subject to the same degree of regulation as Government Companies. However, Mixed Companies are subject to certain provisions of the GCL, including qualifications and approvals required for the appointment of certain directors by the Government.

Government Companies play a significant role in the Israeli economy. In 2009, they employed 1.9% of the Israeli work force, accounted for 9.1% of total exports and comprised 6.8% of fixed assets investments. These companies include several public utilities, monopolies and defense companies.

To increase competition in the markets in which these companies participate and thus prepare them for privatization, the Government has initiated a number of regulatory arrangements focusing in sectors in which the Government wishes to increase competition between state and privately owned companies. The pace of privatization may be affected by the need for further regulatory and structural reforms and formulation of policies that will define the post-privatization environment in which these companies will operate. The development and implementation of some of these policies and reforms may take a considerable period of time.

Privatization.  Privatization is an essential element of the broader structural reforms initiated by the Government over the past several years aiming to promote the growth of the private sector, mainly by enhancing competition. Privatization efforts have included the full or partial sale of state-owned companies and banks and the transfer of activities that were previously performed by the Government or statutory corporations to private entities.

In total, between 1986 and December 2009, 96 government companies changed their status from ‘Government Companies’ to either ‘Mixed Companies’ or completely private enterprises. The privatization proceeds totaled US$14.2 billion. The most significant individual privatization transactions, in terms of revenue to date, have been: Israel Chemicals Ltd. in 1992; Zim Integrated Shipping Services in 2003; Bezeq, the Israel Telecommunication Corp., Ltd. in 1997 – 2005; El Al Israel Airlines Ltd. in 2003 – 2007; and Oil

Refineries Ltd. in 2006 – 2007. In parallel, the Government has divested its share in the major Israeli banks, all of which came into state ownership following the 1983 banking crisis. The State remains a minority shareholder only in one bank — Bank Leumi Ltd., in which it currently holds 6.03% of the shares.

The implementation of the ‘privatization policy’ included a reduction of the states’ holdings in Government Companies, as well as an increase in the number of Government Companies through the consolidation and transformation of various Government units and statutory authorities. In addition, the Government implemented structural changes to the external controls system, aimed to implement high standards of accounting controls, improve civil services and increase competition in the infrastructure industry.

As part of the revised external controls structure, new legislation (based on the provisions of the U.S. Sarbanes–Oxley Act of 2002) has been enacted in July 2002, including the ‘Public Company Accounting Reform and Investor Protection Act’ and the ‘Corporate and Auditing Accountability and Responsibility Act’. This legislation provided, among others, for the accuracy and transparency of the Government Companies’ financial reports and internal controls systems. Under the new legislation (and similar to Section 404 of the Sarbanes-Oxley Act), Government Companies holding or managing assets in excess of NIS400 million, would be required to submit statements regarding the scope, adequacy and effectiveness of their internal control procedures for financial reporting, attested by their accountants.

Table No. 14

Selected State-Owned Companies
(as of December 31, 2010)(1)
(in millions of dollars, except percentages)

Company Name	Direct/ Indirect Government Ownership	Total Assets	Long-Term Liabilities	Total Revenue
Israeli Electric Corp. Ltd.	99.8%	22,335	14,140	5,473
Israel Aerospace Industries Ltd.	100.0%	4,465	578	3,148
Rafael-Advanced Defense Systems Ltd.	100.0%	1,984	348	1,947
Israel Ports Development & Assets Company Ltd.(2)(3)	100.0%	1,612	33	223
Ashdod Port Company Ltd.(2)(3)	100.0%	1,069	302	322
Haifa Port Company Ltd.(2)(4)	100.0%	551	95	177
Eilat Port Company Ltd.(2)(3)	100.0%	88	17	34
Israel Railways Ltd.	100.0%	5,520	3,537	491
Mekorot Water Company Ltd.	92.3%	3,794	1,474	1,280
Israel Postal Company Ltd.(4)	100.0%	807	75	438

Below are summary descriptions of the state-owned companies included in the above table. Also described below are specific steps planned or taken by the Government to prepare companies for privatization or reform their structure and operations:

(1)	Based on consolidated NIS reported financial statements as of December 31, 2010, according to Israeli generally accepted accounting principles. Amounts converted from NIS to dollars at the exchange rate on December 31, 2010 ($1=NIS3.549), on December 31 2009 ($1=NIS3.775) and on December 31, 2008 (1$=NIS 3.802).
(2)	Split in 2004 from the Port Authority.
(3)	According to draft financial statements for 2010.
(4)	According to financial statements for 2009.

Sources: Ministry of Finance, Government Companies Authority.

Israel Electric Corporation Ltd.

Israel Electric Corporation Ltd. (“IEC”) is a monopoly supplying most of Israel’s electricity demand. Since 1992, IEC has been subject to tariff supervision that includes efficiency incentives. In March 1996, IEC’s exclusive concession from the Government expired, the Electricity Sector Law 5756-1996 (the “Electricity Sector Law”) was enacted, and an authority for the supervision of public electric utility services was established.

In August 1999, the Government decided to implement structural changes in the electricity sector in order to open the electricity sector to competition as is common in other developed countries. For this purpose, the Minister of Finance and the Minster of National Infrastructures appointed an inter-ministerial committee headed by the Director General of the Ministry of Finance and the Director General of the Ministry of National Infrastructures. The committee was empowered to prepare a detailed proposal to accomplish the structural change.

In March 2003, the Government decided to reform the electricity sector in accordance with the recommendations of the committee and amended the Electricity Sector Law accordingly. On May 29, 2003, the Knesset approved changes in the Electricity Sector Law that are designed to achieve a decentralized competitive structure of the electricity sector.

In February 2007, an amendment to the Electricity Sector Law was passed, providing for a change in the structure of IEC. Pursuant to the amended law, starting in 2008, IEC’s operations were to gradually split into several generation, distribution and transmission subsidiaries and into a number of other service companies. In addition, a Government Company was to be formed and be in charge of the system’s management and coordination between the various companies. Such a Government Company was designated to balance supply and demand, supervise competition and plan future development. Regulatory requirements applicable to the power generation and to the retail segments will be lifted gradually with a view to achieving competitive market conditions.

In June 2008, an additional amendment (Amendment No. 8) to the Electricity Sector Law was passed. The key changes incorporated into the Law were: 1) authorizing the Electricity Authority, upon approval of the Minister of Infrastructures, to decide as to the extensions of the licenses granted to IEC for its operations; and 2) granting IEC additional production licenses for the stations approved in the framework of a development plan approved under the Electricity Sector law, and provided they do not exceed 1,750 megawatts.

In June 2008, the Government adopted a policy aims to establish two new Government Companies, owned by the State, to operate in the electricity sector:

1)	System Management Company Ltd. — the company will be responsible for the development plan of the electricity industry. In addition, during the transition to a competitive market, the company will manage the electricity trade.
2)	New Power Stations for the Production of Electricity in Israel Ltd. — the company will handle the establishment and operation of the new electricity stations.

During 2009, a board of directors was nominated to manage New Power Stations for the Production of Electricity in Israel Ltd. The board is currently in the process of choosing a CEO.

Starting April 2010, the GCA, the Ministry of Finance, the management of IEC, the “Histadrut” and the employees’ representatives of IEC have been in intensive negotiations regarding the structural changes to IEC, which include the establishment of System Management Company Ltd.

Defense Oriented Companies

Israel Aerospace Industries Ltd. (“IAI”), Israel Military Industries Ltd. (“IMI”) and Rafael-Advanced Defense Systems Ltd. (“Rafael”) are three defense-oriented Government Companies. Currently, the State holds 100% of each of these companies. Rafael was formerly part of the Ministry of Defense and in January 2002 it was converted into a Government Company. In July 2007, IAI raised $250 million in the TASE through bonds, followed by an additional fundraising effort in the amount of $110 million.

Ports Companies

The Ports Authority, which had centralized operations, assets and control of all of Israel’s ports, was traditionally one of the strongest and most significant monopolies in Israel. On July 22, 2004, the Knesset passed a law to abolish the Ports Authority and to divide the Ports Authority’s activities and framework among three newly-formed Government Companies, each of which would operate the Haifa, Ashdod or Eilat ports. An additional Government Company would hold and manage the ports’ assets and lease them to the three port operating companies. A Shipping Authority was also established by the Ministry of Transportation. In February 2005, the Ports Authority was abolished and the four companies commenced operations. As part of the privatization process, the three ports companies are expected to be competitive and portions of these companies are to be sold to the public.

The privatization process of Haifa Port Company and Ashdod Port Company (collectively “the Companies”) is being conducted in three stages: during 2010, the Companies submitted a prospectus draft to the Israel Securities Authority, for the purpose of offering up to 15% of the State’s holdings in the Companies. One year following this initial public offering the Government will offer up to an additional 34% of its holdings in the Companies (a total of 49% in both stages). During the third stage, beginning in 2020, the remaining Government’s holdings in the Companies will be sold to the public. With respect to Eilat Port Company, the Government intends to sell its holdings in the Eilat Port Company during 2011.

Mekorot Water Company Ltd.

Mekorot Water Company Ltd. (“Mekorot”) is a state-owned enterprise. It supplies approximately 75% of the State’s water consumption volume. In accordance with Government policy and a certain Israel Water Authority’s resolution, all of Mekorot’s normative costs are covered by the water tariffs charged from water consumers. In 1993, Mekorot and the Government agreed on an arrangement establishing efficiency incentives for the years 1993 through 1998 and securing Mekorot a normative return on equity, enabling it to raise capital in private capital markets rather than receiving subsidized loans from the Government. In 2002, the Government and Mekorot agreed to continue to operate under a similar arrangement, which has been extended until 2009, with an option for an additional one-year extension. Currently, the relationship between Mekorot and the Government is governed under regulations issued by the Board of Israel Water Authority effective from January 1, 2011.

Mekorot Water Co. serves as the National Water Authority under the Water Law regarding the National Carrier and is responsible for the operation of the National water system, including the production, building and renewal of water enterprises. Mekorot National Carrier Ltd., a Government Company established in July 2007, has the leasehold on the properties of the National Carrier, Israel’s main water system. Mekorot Water Co. is responsible for the maintenance and development of real property and other assets. Mekorot Development and Enterprise Ltd., a subsidiary of Mekorot, manages and operates various water-related projects (including cooperation with private entrepreneurs on the establishment of a water desalination plant in Ashdod, new urban water and sewage infrastructures, wastewater purification and other activities in the competitive segment).

Israel Postal Company Ltd.

Israel Postal Company Ltd. and its subsidiary, the Postal Bank Ltd., were established in March 2006 so as to replace the Israel Postal Authority. The companies were established as part of a comprehensive reform in the Israeli postal sector, which included, amongst others, opening the postal sector to competition, licensing the operations of the company and setting fees for the services.

In September 2006, the Government decided to privatize the Postal Company, including the Postal Bank, in two stages: during the first stage, up to 49% of the companies’ shares will be offered on the TASE. During the second stage, the remaining shares will be sold to strategic investors.

Israel Railways Ltd.

Israel Railways was separated from the Ports and Railways Authority pursuant to a December 2002 amendment to the Ports and Railways Authority Law. On July 1, 2003, Israel Railways began operating as a Government Company. In 2003 the company commenced a five year, $4.5 billion investment plan. In

August 2007, this plan was updated and expanded to include $7.8 billion to be implemented in the years 2003 - 2013. In 2008, a new infrastructure and investment agreement was signed between the Government and the company. This agreement, together with the investment plan, is expected to have a long term positive impact on the Israeli transportation system and the Israeli economy generally. In 2004, the Government and Israel Railways signed an agreement that set forth the principles applicable to the State’s subsidy of the company’s ongoing activity. This agreement was followed by a detailed contract signed in 2005, which should be renewed in the coming year. As consideration for the subsidy, the company committed to implement the government policy in the railways transportation system.

Government Subsidies

Prior to 1985, the Government heavily subsidized certain segments of the Israeli economy, including basic foodstuffs and agricultural products. Since 1985, the level of direct Government subsidies has been significantly reduced. The remaining direct Government subsidies consist primarily of subsidies for public transportation and Industrial Research and Development. Additional subsidies are provided in the fields of agricultural production, water prices, and encouragement of small businesses as well as capital investment. Government subsidies for public transportation totaled in NIS2.7 billion during 2010, and Government subsidies for Industrial Research and Development totaled approximately NIS1.08 billion during 2010.

Economic Incentives.

The Government provides significant assistance to the manufacturing sector under laws designed to encourage investment in “approved enterprises,” mainly in peripheral regions of the State. A project that qualifies as an “approved enterprise” is eligible for assistance in the form of cash grants or tax benefits.

Beginning in January 1997, the Government significantly reduced the rate of grants. For the purpose of determining eligibility for grants, three industrial regions were identified: Region A, generally the most remote regions of the State; Region B, generally the peripheral regions of the State (closer to the central regions than A); and Region C, all other regions. The grant rate for Region A is 20% for investments, compared to 10% for Region B for all levels of investments and 0% for Region C for all levels of investments. The Negev area has a unique grants program where the rate of grants can reach up to 28% for investments of up to NIS140 million and up to 30% for investments above this limit. In 2009, the Government started implementing a program targeted to encourage employment in the peripheral regions of Israel, in region A and among populations with low participation rates. Under this program, industrial factories and companies in some of the services industries that increase the number of employees will be eligible for grants up to 35% of salary costs for 30 months. This program was implemented at the beginning of 2009. In addition, industrial factories and companies in some of the services industries that increase the number of employees who gain high salaries in Region A, will be eligible for grants up to 40% of salary costs for up to 4 years.

In the 2010 budget, the Government commitment for investments grants to the manufacturing sector totaled NIS1,280 million, compared to NIS420 million and NIS260 million in each of the 2009 and 2008 budgets, respectively. The Government commitment for salaries grants totaled NIS190 million, compared to NIS153 million and NIS155 million in each of the 2009 and 2008 budgets, respectively

Beginning in January 2011, due to change in legislation, the grant rate in region A is 20% for investment plan, with an additional optional grant of up to 10% for innovative investment and the grant rate for Region B is 0% for all levels of investments.

Kibbutzim and Moshavim

Kibbutzim are collective settlements that traditionally were primarily agricultural. However, most kibbutzim now derive a majority of their revenues from manufacturing, tourism and other services. There are approximately 266 kibbutzim in Israel with approximately 136,900 inhabitants. Moshavim are cooperative settlements, most of which consist of individual owners of small farms. Moshavim derive a large percentage of their revenues from agriculture. There are approximately 443 moshavim with approximately 276,800 inhabitants. Kibbutzim and moshavim both experienced financial crises in the 1980s.

In 1988, the Government and the bank creditors of the moshavim agreed on a rescue and recovery program for the moshavim. In 1992, the Israeli Knesset approved legislation requiring the voluntary discharge of part of the moshavim’s banks’ debt, partial repayment of outstanding debt by the moshavim using the proceeds of certain mandatory asset sales by the moshavim, and restructuring of the remaining of the moshavim’s debt at below-market interest rates. The total outstanding amount of the moshavim’s debt, subject to the 1992 legislation as of December 31, 2010, is NIS18.3 billion. Implementation of the 1992 legislation remains ongoing, and as of December 31, 2010, the 1992 legislation had been implemented with respect to approximately 98.9% of the individual moshavim members and 100% of the moshavim union obligors with regard to the moshavim’s debt.

In 1989 and 1999 the kibbutzim, their banks creditors and the Government signed a series of agreements targeting at the establishment of a rescue and recovery program for the kibbutzim. In accordance with these agreements, an aggregate debt of NIS15.89 billion (as calculated as of December 31, 2007) was voluntary discharge and written off by the banks, out of which NIS6.66 billion was paid to the kibbutzim’s bank creditors by the Government. An additional NIS13.3 billion of the kibbutzim’s outstanding bank credit was restructured and funded entirely by below-market loans extended by the Government to the kibbutzim’s creditors. As of December 31, 2010, the remaining outstanding debt of the kibbutzim amounted to NIS1.3 billion.

The Environment

Since the establishment of the Ministry of the Environmental Protection (“MOEP”) in 1989, many laws and regulations relating to the protection of the environment have been promulgated. The MOEP seeks, among others: (i) to incorporate environmental considerations into decision-making and planning processes; (ii) to promote sustainable development; (iii) to implement programs for pollution control, monitoring and research; (iv) to develop and update legislation and standards, and to ensure effective enforcement and supervision; (v) to improve environmental education and awareness; and (vi) to advance regional and global cooperation on the environment. The State’s environmental legislation encompasses laws for the protection of natural resources, for the abatement and prevention of environmental nuisances and for the safe treatment of certain contaminants and pollutants. Israel’s legislation also includes comprehensive laws, such as the Planning and Building Law and the Licensing of Businesses Law, that provide a framework for controlling the use of resources and promoting sustainable development. Planning authorities view environmental considerations as an integral part of the planning and licensing process and objections are frequently based on environmental issues.

Israel has ratified nearly all of the major international conventions on environmental matters and has ensured that its national legislation conforms to these conventions. Israel is a party to international conventions on such subjects as climate change, trans-boundary movements of hazardous waste, protection of the ozone layer, biological diversity, wetlands protection, international trade in endangered species and protection of the Mediterranean Sea from pollution. Israel ratified the Kyoto Protocol to the UN Framework Convention on Climate Change in February 2004 and soon thereafter created a Designated National Authority (“DNA”) for the Clean Development Mechanism (“CDM”). The CDM in Israel provides investors from countries under Annex I of the Kyoto Protocol with opportunities to implement projects in a wide variety of fields, most notably in the waste and energy sectors. By December 2010, 59 projects have been approved by the DNA, of which 17 have been registered with the UNFCCC. The Israeli Ministerial Committee on Environmental Protection and Climate Change appointed a committee to prepare its recommendation for a national action plan for the mitigation of greenhouse gas emissions in Israel. The committee submitted its findings to the Government and a decision was passed in November 2010 approving a national action plan for the reduction of GHG emissions to meet national target (to reduce greenhouse gas emissions by 20% compared to a business as usual scenario by 2020).

Within the framework of the national action plan, the Government allocated 2.2 billion shekels for implementation of abatement measures up to the year 2020 to be carried out by the relevant ministries. The Environmental Protection Ministry received a part of the budget and one of its responsibilities is to allocate the money to support investments in projects that reduce GHG emissions in the industrial and commercial sectors. The Ministry is currently in the process of preparing the guidelines for distributing the budget such that all the projects that receive funding will be required to monitor, report and verify their GHG emissions reductions.

Several environmental laws and regulations were promulgated in Israel in recent years, ranging from regulations on the collection of beverage containers (deposits) for recycling (promulgated in 2001, amended in 2010) to several sets of regulations on the prevention of water pollution, including requirements for wastewater treatment plants to stabilize and treat the sludge generated for agricultural use or soil conditioning (2004). Revised regulations on environmental impact assessment, which introduce environmental considerations in earlier stages of planning and decision making processes and incorporate sustainable development principles, came into force in September 2003. In January 2004, regulations were promulgated to implement the Montreal Protocol, by restricting production, consumption, importation and exportation of substances that deplete or are likely to deplete the ozone layer. In August 2004, the Knesset enacted the Law for the Protection of the Coastal Environment, which acknowledges the coastal environment as a national resource that must be protected for the benefit and enjoyment of the general public and establishes principles for the sustainable management, development and use of the coastal environment. To encourage the reduction of air pollution from vehicular sources, purchase taxes on hybrid cars were reduced from 90% in 2004 to 30% in 2005, the sulfur content of fuels was significantly reduced, new diesel vehicles are required to comply with stringent Euro4 standards and cars are now required to go through stricter annual air pollution checks. The Clean Air Law aimed at reducing air pollution from vehicles and immobile emitting sources will come into effect in 2011. The Packaging Law, which imposes direct responsibility on producers and importers in Israel for collecting and recycling the packaging waste of their products, will come into effect in 2011. Together with the Allocation of NIS300 million for recycling and waste to energy facilities, residents and businesses will be able to take part in the recycling revolution.

The Non-Ionizing Radiation Law, which aims to protect the public and the environment from the harmful impact of exposure to non-ionizing radiation (including radiation from cellular base stations and electricity network installations), was enacted in January 2006, with regulations coming into effect in January 2010. A Tire Disposal and Recycling Law was enacted by the Knesset in January 2007. As of July 2007, a landfill levy has been imposed on municipal waste which will reach 10 Euro per ton by 2011 and which seeks to internalize the external costs of land-filling. Revenues from the levy are to be dedicated to establishing infrastructure aimed at landfill reduction. Limits on pollution from industrial sources are imposed by a variety of methods, including by ambient and emissions standards. The Polluter Pays Law, 2008, increased fines and introduced administrative financial sanctions in various environmental laws. The new Freedom of Information Regulations (Public Access to Environmental Information) 2009, formalizes the liability for contaminated land, including past contamination, and would require a wide range of environmental information held by public authorities to be accessible to the public, freely and for no cost. The regulations came into force at the end of 2010.

Along with governmental and financial measures, the State has been convincing industries that pollution prevention and waste reduction are cost-effective. Hundreds of Israeli companies are voluntarily adopting environmental management systems, such as ISO 14000, as they recognize their importance in creating international business opportunities. The Government has also taken several steps to promote environmental quality and sustainable development. In May 2003, the Government decided to prepare a sustainable development strategy for the State. As of February 2009, all Government ministries and Government Companies are required to use at least 20% recycled materials in all new national projects. Another Government decision passed in December 2009, requires ministries to take measures, to reduce their consumption of paper, water and electricity, according to set annual targets. Economic ministries, especially the Ministry of Finance and the Ministry of Industry, Trade and Labor, have taken the lead and initiatives such as green taxes (recently imposed on private vehicles), environmental fair disclosure and environmental risk management have been promoted in recent years. For example, the Israeli Securities Authority requires environmental risk management and disclosure, the Supervisor of Banks in the Bank of Israel issued guidelines to banks recommending the incorporation of environmental risks as part of banking risks, the Regulator of Insurance and Capital in the Ministry of Finance requires environmental risks to be considered by investment bodies and the Government Companies Authority requires an annual report on environmental risks to be considered by the company’s management committee and a periodical report on sustainability to be prepared by Government Companies.

The Government has taken several steps to decrease pollution produced by public utility providers. A November 2002 Government decision called for the introduction of renewable energy into the electricity sector. Within the framework of this decision, the public utility authority — Electricity (see “The Economy — Water and Electricity” above) has established tariffs for the production of energy from renewable sources, based on the estimated costs of pollution prevention per ton of emissions. In addition, in 2008, the public utility authority introduced feed in tariffs for small scale PV solar installations. A Government decision from January 2009 has set a target of 10% renewable energy use and 20% reduction in energy demand by 2020, followed by an additional decision on ways to promote renewable energy use. The introduction of natural gas to the electricity sector (see “The Economy — Energy” above) is expected to have major consequences on pollution abatement from the electricity sector.

In November 2004, the Government approved an action plan to reduce pollution from the industrial zone of Ramat Hovav, which includes some of Israel’s major chemical industries. The plan includes actions to advance wastewater treatment, remediate the evaporation ponds and the national hazardous waste treatment site and prevent pollutant emissions into the atmosphere. Industrial plants in the Ramat Hovav industrial park have already begun establishing in-house effluent pretreatment facilities in accordance with the Government decision. In 2006, the Government approved the allocation of NIS230 million for the remediation of hazardous waste treatment at the site. Similar attention is now being aimed at reducing industrial pollution in the Haifa Bay and Ashdod areas.

Israel was accepted as a member of the OECD (as defined above) on May 10, 2010. While the prospect of membership in the OECD was first and foremost an economic priority, it had major ramifications on environmental protection, as Israel were and still is taking steps to comply with the organization’s decisions and recommendations. Such steps include the establishment of IPPC (Integrated Pollution Prevention and Control) and PRTR (Pollutant Release and Transfer Registry) mechanisms, including a public mandatory reporting system and a chemicals management mechanism for industrial chemicals.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Israel’s balance of payments consists of two parts: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services) and the balance of income payments and transfer payments; and (ii) the capital and financial accounts, which reflects borrowing by the Government and the private sector, foreign direct investment in Israel and investment by Israeli residents abroad and assets and liabilities of commercial banks.

In the second half of the 1990’s the current account deficit steadily decreased, due mainly to an improvement in Israel’s terms of trade and a greater increase in exports than an increase in imports. Israel’s current account deficit transitioned into a small surplus of $1.4 billion in 2003 and has been positive since. Between 2003 and 2006, the current account surplus grew to $7.4 billion or 5.1% of GDP. In 2008, the current account surplus declined to $1.5 billion (0.75% of GDP) due to an increase in imports and a deficit in factor income payments. In 2009, the current account grew to a surplus of $7.1billion (3.6% of GDP) as a result of an increase in the trade balance surplus- exports of goods and services exceeded imports by $4.7 billion in 2009. In 2010, trade remained strong with a trade surplus of $4.5 billion, which contributed to the current account surplus of $6.7 billion (3.1% of GDP). The high surplus in the current account contributed in offsetting the negative effects of the global economic downturn on Israel’s economy.

Following security difficulties and a global recession in the early 2000’s exports gained momentum in 2004, rising by 17.5%. Between 2005 and 2008 annual export growth averaged 6.2%, led by an increase in high-tech exports. In 2006, the trade surplus in goods and services stood at $0.7 billion, followed by a deficit of $2.1 billion in 2007 and $2.8 billion in 2008. The global economic crisis, coupled with the lagged effect of an appreciation of the real exchange rate in 2008, had a negative impact on Israeli exports in 2009. Exports of goods and services declined by16.7% in 2009. In 2010 imports of goods and services recovered and grew by 20.4% while exports grew by 18.6%. International trade (exports plus imports) of goods and services amounted to 72.0% of GDP in 2010.

Current transfers, including assistance furnished by the United States, German reparations and personal and institutional remittances, increased by 12.7% to $9.5 billion in 2010. This followed a decrease of 10.9% in 2009 to $8.4 billion. In 2008, transfers increased by 10.5% and decreased by 0.4% in 2007.

Official reserves stood at $70.9 billion at the end of 2010, an increase of 17% from the previous year. This reflects continued FX purchases by the Bank of Israel, albeit at a slower rate. In March 2008, the Bank of Israel announced a two year policy in the foreign exchange market that included daily purchases of foreign currency in order to increase the reserves. Official reserves increased by an average of 45.7% annually between 2008 and 2009, from $28.5 billion at the end of 2007 to $60.6 billion at the end of 2009. In August 2009, the Bank of Israel terminated its scheduled purchasing policy and announced that it will intervene in the foreign exchange market in the event of unusual movements in the exchange rate which are inconsistent with underlying economic conditions, or when conditions in the foreign exchange market are disorderly.

Israel’s external debt position (Israeli liabilities to foreigners minus assets abroad; negative values represent surplus of assets against liabilities) has been favorable since the end of 2003. Net external debt amounted to negative $54.0 billion (negative 24.8% of GDP) at the end 2010, compared to negative $53.8 billion (negative 22.6% of GDP) at the end of 2009. In 2006 net external debt as a percentage of GDP amounted to negative 36.9% of GDP.

Table No. 15

Balance of Payments
(In Millions of Dollars)

	2006	2007	2008	2009	2010
Current Account Receipts
Exports of goods and services	62,504	71,434	81,471	67,881	80,511
Income from abroad	8,434	10,875	72,44	5,694	5,835
Current transfers	8,559	8,528	9,424	8,395	9,465
Total current account receipts	79,497	90,837	98,140	81,970	95,810
Payments
Imports of goods and services	61,811	73,549	84,313	63,132	75,980
Income to foreigners	9,174	11,135	11,359	10,783	12,078
Current transfers	1,117	1,272	943	993	1,056
Total current account payments	72,102	85,955	96,614	74,907	89,113
Balances
Trade in goods and services	693	-2,116	-2,841	4,749	4,531
Net income	-740	-260	-4,115	-5,089	-6,243
Net current transfers	7,442	7,257	8,481	7,402	8,409
Current account balance	7,395	4,882	1,525	7,063	6,697
Capital Account
Capital account balance	787	823	1,110	908	983
Financial Account Investments Abroad
Direct investment	15,462	8,604	7,210	1,695	7,804
Portfolio investment	8,017	3,138	1,634	8,254	8,992
Other investments	10,473	7,172	-10,819	-4,500	-1,528
Financial derivatives	66	-29	116	-230	-30
Change in reserves assets	433	-1,686	14,163	16,793	11,795
Total investments abroad	34,452	17,199	12,304	22,012	27,034
Investments in Israel
Direct investment	15,296	8,798	10,875	4,438	5,157
Portfolio investment	9,081	1,636	996	2,389	9,076
Other investments	2,751	3,981	-1,129	3,848	3,663
Total investments in Israel	27,128	14,415	10,742	10,676	17,896
Net Financial Transactions
Direct investment	167	-194	-3,665	-2,743	2,648
Portfolio investment	-1,064	1,503	639	5,865	-84
Other investments	7,722	3,191	-9,690	-8,348	-5,191
Financial derivatives	66	-29	116	-230	-30
Change in reserves assets	433	-1686	14,163	16,793	11,795
Financial Transactions Balance	7,324	2,785	1,563	11,336	9,138
Statistical discrepancies(1)	-857	-2,920	-1,072	4,583	1,458

Many of the Balance of Payments figures are based on temporary estimations and are therefore subject to significant adjustments over time.

(1)	Including unclassified financial transactions and financial transfers.

Source: Central Bureau of Statistics.

Foreign Trade

Export growth has played a significant part in Israel’s overall economic growth and demonstrates the growing competitiveness of the Israeli economy.

In 2000, industrial exports grew by 26.6% in dollar terms (27.9% excluding diamonds*) due to fast economic growth in the United States and the European Union and a worldwide technology boom. However, in 2001, as a result of a slowdown in the high-tech sector caused by the global economic crisis, industrial exports decreased by 6.4% in dollar terms (6.8% excluding diamonds), and by 1.2% in 2002 (6.5% excluding diamonds). The main reason for this contraction was the character of growth in the United States and other countries, which focused on traditional industries rather than on the high-tech industries that account for much of Israel’s exports. In 2005, industrial exports grew stronger by 9.7% in dollar terms (7.7% excluding diamonds) and in 2006 by 13.4% (excluding diamonds). Growth of industrial exports accelerated to 18.7% in 2007 (excluding diamonds), and 17.2% (excluding diamonds) in 2008. In 2009, however, industrial exports, contracted by 14.5% (excluding diamonds). In 2010 the export of Israeli industrial goods increased by 21.4% in comparison to 2009 (excluding diamonds). It is important to note, that exports in 2009 were affected by the global economic crisis of 2008.

In 2005, exports grew by 8.2%, in 2006 by 13.6% and in 2007 by 17.3%. In 2008, exports of goods to the European Union (as denominated in dollars, including diamonds returned by importers abroad and other returns to exporters in Israel) increased by 11%, exports of goods to the United States increased by 5.7%, and export to Asian countries increased by 24.4%. The relatively slow growth in exports to the United States, compared to other destinations, may be attributed to the real appreciation of the NIS against the USD since 2007. Export growth in 2008 was affected by the global economic crisis, with the sharp worldwide decline in demand for goods. In 2009, import of goods totaled $46 billion, compared to export of $45.9 billion (a trade deficit of $0.1 billion). Export of goods in 2009 decreased by 18.5%, compared to 2008. Export of goods, excluding ships, aircraft and diamonds, decreased by 14.0% ($5.8 billion), compared to 2008. Import of goods in 2009, dropped by 27.3%, compared to 2008. Import of goods, excluding ships, aircraft, diamonds and fuels, dropped in 2009 by 21.4%, compared to the previous year. In 2010, import of goods totaled in $57.9 billion, compared to exports of $55.8 billion(a trade deficit of $2.1 billion). Export of goods in 2010 increased by 21.6%, compared to 2009. Import of goods in 2010 increased by 25.9%.

Exports of services decreased by 9.9% in 2009, from $24 billion in 2008 to $21.6 billion. This decrease occurred following an increase of 14% in 2008..Exports of agricultural products increased by 7.7% in 2009 after a decrease of 5.4% in 2008. The growth in USD terms is partly attributable to the increase in agricultural input and output prices. Exports of services increased by 12.3% in 2010, from $22 billion to $24.7 billion.

Trade Liberalization.

The principal features of the Government’s trade liberalization program, which began in 1991, include the elimination of certain non-tariff barriers designed to protect local manufacturers (with the exception of fresh agricultural produce) and the gradual decrease of custom tariffs. In 1994, Israel signed the GATT accords on agricultural products, and since then Israel has replaced most import restrictions with import duties. In 2008, average customs duties on imports subject to the taxes were approximately 3.0%, down from an average of 25% or more in 1991. Accordingly, custom revenues in 2008 totaled only at 1.03% of the total imports.

Nevertheless, Israel has a number of trade restrictions, including quotas, licensing restrictions and prohibitions on certain goods. Israel also imposes a post-duty surcharge, called TAMA, that varies in amount by product and is included in the import duty estimation. The TAMA rate is determined according to the importer’s average profit margin for a specific category of goods, and reflects the difference between the wholesale price in Israel for a domestic product and the import price of the imported goods. Insurance and freight also tend to increase importer’s costs — in 2006, the Cost-Insurance-Freight (c.i.f.)-Free-on-Board (f.o.b.) differential was approximately 5% of civilian goods imports.

*	The Israeli Export & Import account of CBS is often presented excluding diamonds in order to correct the high dollar value of those goods compared to their actual contribution to the local economy — the relatively little added value created compared to other industries.

The Government’s authority in setting compulsory standards for products sold in Israel is limited to certain purposes, such as safety, public health, environmental protection and security considerations, and does not extend to protectionist purposes. Many standards have been introduced in recent years to conform to international standards.

In 2009, Israel had a trade surplus of goods (excluding diamonds) of $6.4 billion with United States, compared to a surplus of $4.5 billion in 2008. In 2009, Israel had a $5.2 billion trade deficit of goods with European Union. The trade deficit with European Union in 2007 was $3.5 billion. In 2010, Israel had a trade surplus of goods (excluding diamonds) of $6.5 billion with the United States, compared to a surplus of $6.4 billion in 2009. In 2010, Israel had a $5.0 billion trade deficit of goods with the European Union (a decrease of 3.5% compared to 2009).

Israel primarily exports manufactured goods, many of which relate to high-tech industries. Exports of low tech industries in 2009 accounted for 6% of the industrial non-diamond goods exports. High and mid-high tech exports accounted for 66% of industrial non-diamond exports. Exports of low tech industries in 2010 accounted for 5.1% of the industrial non-diamond goods exports. High and mid-high tech exports accounted for 78.3% of industrial non-diamond exports (compared to 66% in 2009).

Raw materials and unfinished goods (including diamonds and fuels) made up 71% of Israel’s imports in 2007. The remainder of imports consists of investment goods (15%) and consumer products (14%). Raw materials and unfinished goods (including diamonds and fuels) made up70% of Israel’s imports in 2010. Investment goods consist of 15% and consumer products, each represented 15% of Israel’s imports in 2010. Since 1948, members of the Arab League have maintained a trade boycott of Israel (see “State of Israel—International Relations” above). In September 1994, the Gulf Cooperation Council, which includes Qatar, Oman, Bahrain, the United Arab Emirates, Saudi Arabia and Kuwait, suspended their secondary and tertiary trade boycotts on Israel. These Gulf States, as well as four other Arab League members (Algeria, Djibouti, Mauritania and Somalia) no longer enforce the secondary and tertiary boycotts on Israel. Nevertheless, certain Arab countries continue to maintain their trade boycott of Israel. It is difficult to assess the impact of this remaining boycott on Israeli trade.

Table No. 16

Exports of Goods by Major Groups
(In Millions of Dollars, f.o.b.)

	2006	2007	2008	2009	2010
Agriculture
Vegetables and field crops	470	640	573	573	626
Fruits	242	321	271	335	395
Other	319	365	381	322	338
Total	1,031	1,326	1,226	1,230	1,360
Industrial (excl. polished diamonds)
Mining, quarrying and non-metal minerals	798	1,151	2,347	1,322	1,874
Food and beverages	710	846	872	721	792
Textiles, clothing and leather	1,082	1,016	1,038	886	916
Wood, furniture, paper and printing.	338	382	368	360	382
Chemicals and refined petroleum.	8,323	9,965	4,111	10,733	14,409
Rubber and plastics	1,785	2,035	2,117	1,528	1,616
Basic metal products	1,989	2,378	2,821	1,709	2,370
Machinery and equipment	1,841	2,347	2,825	2,330	2,519
Electronic components and Computers	2,622	2,502	2,544	4,802	4,213
Communication, control, medical and scientific equipment	7,102	7,997	8,049	6,731	7,568
Electrical equipment and motors	694	849	909	715	870
Transport equipment	1,301	1,999	1,849	2,370	2,351
Jewelry, goldsmith, and silversmith	537	605	551	450	436
Miscellaneous	168	203	234	302	351
Total	29,288	34,276	40,634	34,839	40,593
Diamonds
Polished	6,555	7,117	6,299	3,949	5,868
Rough	2,677	3,373	3,318	1,909	3,064
Total	9,232	10,490	9,617	5,858	8,932
Used ships and aircraft	222	0	32	132	7
Other goods	72	72	49	6	3
Returned goods	-246	-247	-238	-129	-71
Total (net)(1)(2)	39,701	45,917	51,321	42,065	50,893

(1)	Excludes trade with the West Bank and the Gaza Strip.
(2)	Net exports equal total gross exports less goods returned to Israeli exporters.

Source: Central Bureau of Statistics.

Table No. 17

Imports of Goods by Major Groups
(In Millions of Dollars, c.i.f.)

	2006	2007	2008	2009	2010
Consumer Goods
Vehicles	637	911	988	977	1,212
Other	1,468	1,932	2,201	2,126	2,351
Non-durables	3,387	4,010	5,051	4,498	5,062
Total	5,492	6,852	8,240	7,601	8,625
Production Inputs (excl. diamonds)
Agriculture	449	617	745	527	698
Raw food products	1,107	1,310	1,704	1,360	1,666
Fabrics	632	683	709	587	685
Wood and related products	356	493	492	401	506
Chemical products	3,284	3,618	4,396	3,586	4,231
Rubber and plastics	1,807	2,149	2,285	1,570	2,047
Paper-making material	701	800	892	652	832
Iron and steel	1,447	1,952	2,177	1,349	1,803
Precious metals	211	233	182	118	144
Non-ferrous metals	954	1,091	1,049	584	822
Machines and electronics	6,595	7,258	7,975	6,527	7,816
Other industries	1,102	1,316	1,786	1,269	1,535
Fuels	7,456	8,935	12,848	8,073	10,446
Total	26,101	30,455	37,239	26,603	33,230
Diamonds (net)	9,054	10,036	9,365	5,318	8,390
Investment Goods
Machinery and equipment	5,240	6,473	7,127	5,279	5,680
Transport vehicles(1)	1,914	2,758	3,143	2,509	3,117
Ships and aircraft	173	540	130	233	274
Total	7,154	9,231	10,270	7,789	8,797
Other goods	39	49	60	58	81
Returned goods	-128	-124	-114	-146	-102
Total (net)(2)(3)	47,318	56,105	64,531	46,928	58,628

(1)	Excluding ships and aircraft.
(2)	Net imports equal total gross imports less goods returned to the suppliers.
(3)	Excludes trade with the West Bank and the Gaza Strip.

Note: Due to changes in classification, there are updates to figures reported in previous years.

Source: Central Bureau of Statistics.

Table No. 18

Exports of Goods by Region
(In Millions of Dollars, f.o.b., Except Percentages)(1)

	2006		2007		2008		2009		2010
Americas	19,930	42.6%	21,267	39.3%	23,177	37.8%	19,070	39.8%	21,622	37.0%
USA	17,957	38.4%	18,907	35.0%	19,973	32.6%	16,774	35.0%	18,531	31.7%
Other America	1,973	4.2%	2,360	4.4%	3,205	5.2%	2,295	4.8%	3,092	5.3%
Europe	15,549	33.2%	19,193	35.5%	21,897	35.7%	15,373	32.1%	18,904	32.4%
EU(2)	13,046	27.9%	15,993	29.6%	17,795	29.0%	12,390	25.8%	15,391	26.3%
EFTA	873	1.9%	1,105	2.0%	1,290	2.1%	1,007	2.1%	1,114	1.9%
Other Europe	1,631	3.5%	2,095	3.9%	2,813	4.6%	1,977	4.1%	2,400	4.1%
Asia	8,607	18.4%	9,771	18.1%	12,183	19.9%	9,521	19.9%	13,822	23.7%
Africa	1,048	2.2%	1,202	2.2%	1,469	2.4%	1,086	2.3%	1,419	2.4%
Oceania	493	1.1%	567	1.0%	787	1.3%	497	1.0%	576	1.0%
Other	1,161	2.5%	2,092	3.9%	1,827	3.0%	2,389	5.0%	2,087	3.6%
Total	46,789	100%	54,092	100%	61,339	100%	47,936	100%	58,431	100%

(1)	Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).
(2)	European Union data for 2000-2004 have been adjusted to reflect the enlargement of the European Union to 25 countries.

Source: Central Bureau of Statistics.

Table No. 19

Imports of Goods by Region
(In Millions of Dollars, c.i.f., Except Percentages)(1)

	2006		2007		2008		2009		2010
Americas	7,296	15.3%	9,504	16.8%	9,746	15.0%	6,820	14.4%	7,943	13.4%
USA	5,920	12.4%	7,849	13.9%	8,035	12.3%	5,849	12.3%	6,698	11.3%
Other America	1,376	2.9%	1,655	2.9%	1,711	2.6%	971	2.0%	1,245	2.1%
Europe	23,526	49.2%	26,832	47.4%	29,663	45.5%	22,857	48.3%	26,448	44.7%
EU(2)	18,028	37.7%	20,687	36.5%	22,514	34.5%	17,492	36.9%	20,402	34.5%
EFTA	2,893	6.0%	2,961	5.2%	4,044	6.2%	3,354	7.1%	3,299	5.6%
Other Europe	2,605	5.4%	3,185	5.6%	3,104	4.8%	2,012	4.2%	2,747	4.6%
Asia	9,405	19.7%	11,909	21.0%	13,713	21.0%	10,082	21.3%	13,317	22.5%
Africa	271	0.6%	336	0.6%	734	1.1%	566	1.2%	567	1.0%
Oceania	119	0.2%	151	0.3%	262	0.4%	192	0.4%	144	0.2%
Other	7,225	15.1%	7,891	13.9%	11,057	17.0%	6,851	14.5%	10,704	18.1%
Total	47,841	100%	56,623	100%	65,174	100%	47,368	100%	59,122	100%

(1)	Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).
(2)	European Union data for 2000-2004 have been adjusted to reflect the enlargement of the European Union to 25 countries.

Source: Central Bureau of Statistics.

Table No. 20

Merchandise Trade Indices
(Base: 2005=100)

	2006	2007	2008	2009	2010
Indices of Physical Volume
Exports	104.8	113.5	112.2	93.1	111.1
Imports	100.2	108.6	110.5	94.1	109.6
Indices of Prices
Exports(1)	103.0	107.5	117.2	110.3	111.0
Imports(1)	105.0	113.0	130.1	110.4	119.5
Terms of Trade(2)	98.1	95.1	90.1	99.9	94.2

(1)	Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).
(2)	European Union data for 2000-2004 have been adjusted to reflect the enlargement of the European Union to 25 countries.

Source: Central Bureau of Statistics.

Anti-Money Laundering Law

In 2000, Israel was identified by the Financial Action Task Force (“FATF”), the international task force on money laundering, which is affiliated with the OECD (as defined above), as a state deemed non-cooperative in the campaign against money laundering. As a result, on August 2, 2000, the Israeli Knesset enacted the Prohibition on Money Laundering Law, which established the Israel Money Laundering Prohibition Authority (“IMPA”), the target of which is, among others, to collect and process reports received and, upon suspicion of money laundering activity, disseminate the reports to the proper authorities. The law, which came into effect in January 2002, makes money laundering a criminal offense in Israel punishable by imprisonment and large fines. The law also requires various financial institutions (including banks, portfolio managers, insurance companies and agents, members of the Tel Aviv Stock Exchange, provident funds and companies managing provident funds, providers of currency services and the postal bank) to identify their clients before performing a financial transaction (“customer due diligence”), to report certain financial transactions to the Money Laundering Prohibition Authority and to maintain records of such transactions. There are two types of required reports under the law: reports on transactions above a certain amount and within a certain type and reports on unusual activities. These reporting requirements took effect on May 22, 2002.

As indicated by the FATF report as of September 2003, Israel made significant progress in further implementing comprehensive and effective anti-money laundering (“AML”) regulations and combating the financing of terrorism (“CFT”) regime, including by customer identification procedures for existing customers of banks and portfolio managers. The Israeli Central Bank had completed at that time, general inspections of all 27 banking groups, resulting in 11 sanction orders (10 for minor violations and one for a major violation).

In recognition of the steps taken by the State to fight illegal money laundering activity, in June 2002 the FATF removed Israel from its list of states deemed non-cooperative in the campaign against money laundering. In July 2002, the U.S. Treasury Department lifted its 2000 order to banks and other financial institutions, requiring business transactions originating in Israel or for which funding passed through Israel to be subjected to enhanced scrutiny. Israel was removed from the FATF watch-list in 2003.

In January 2006, the Committee of Ministers of the Council of Europe accepted Israel’s application, not being a member State of the Council of Europe, to join the terms of MONEYVAL as an “active observer”, participating in the MONEYVAL evaluation process. MONEYVAL is an FATF style regional body that includes all the European countries which are not members of the FATF. The group conducts mutual evaluations of its members in full accordance with the FATF AML/CFT methodology.

During November 2007, a team of MONEYVAL experts conducted an evaluation of the AML/CFT regime of Israel based on the Forty Recommendations (2003) and the Nine Special Recommendations on Terrorist Financing (2001) of the FATF. Israel was additionally evaluated against the two Directives of the European Commission (91/308/EEC and 2001/97/EC), in accordance with MONEYVAL’s terms of reference and procedural rules. The report was adopted by MONEYVAL’s 27th plenary session in July 2008 and details the achievements and challenges of the Israeli AML/CFT regimen.

According to the report, the evaluators found an overall sustainable AML/CFT system, though some gaps were identified, several of which had already been identified by the Israeli authorities. The report noted the numerous investigations, prosecutions and convictions for both money laundering and financing of terrorism, stating that more work is needed to enhance the effectiveness of the confiscation regime in some areas. Furthermore, the report noted that IMPA performs its assignment in a well organized and professional manner resulting in a quality output. The report stated that Israeli law enforcement units are well organized and have the appropriate resources and abilities to conduct effective investigations. It has been further noted that the legal and organizational framework of the Israeli border control is comprehensive (though not all bearer negotiable instruments are covered by the reporting obligations), with the Israeli customs adequately targeting asset detection and supporting the AML/CFT law enforcement effort.

Competence for supervision of compliance with AML/CFT requirements does not lie with a single authority in Israel. The respective licensing and supervising authorities of Israeli financial institutions are responsible for AML/CFT compliance as part of prudential supervision. The report stated that all supervisory authorities have the necessary powers to require relevant information with respect to all AML/CFT compliance issues. As far as the licensing procedures in the financial market are concerned, these are broadly in line with the relevant European Union legislation and FATF Recommendations, as are the arrangements for AML supervision for banking corporations, portfolio managers, insurers and stock exchange members. All national agencies active in the AML/CFT areas cooperate with each other, exchange information and conduct joint investigations. One example is the establishment of a joint intelligence body bringing together professionals from various fields such as IP, the Tax Authority and IMPA (the Intelligence Fusion Centre).

In September 2009, MONEYVAL adopted Israel’s first year progress report, demonstrating the international recognition of Israel’s efforts in fighting money laundering and its compliance with international standards. Israel has also been selected to host a MONEYVAL typologies meeting in October-November 2011. Israel’s second progress report is due to be submitted in November, 2011 and will be discussed by MONEYVAL in December of the same year.

In 2010, IMPA received nearly 1,150,000 CTRs (Currency Transaction Reports) and nearly 32,000 UARs (Unusual Activity Reports), which result in several files disseminated to the Israeli police and several referrals to foreign FIUs (Financial Intelligence Units). The Israeli police have initiated numerous money-laundering investigations which led to several money-laundering indictments.

The Prohibition of Money Laundering Law is currently in the process of being amended (Prohibition of Money Laundering Law (Amendment No. 7)). The key changes aim, inter alia, to expand the applicability of the law to the precious stones traders sector, broaden the list of entities to which IMPA is permitted to disseminate information and amend the criminal sanctions provided for in the Prohibition of Money Laundering Law. Currently, the bill is under discussion in the Constitution, Law and Justice Committee of the Knesset, in order to pass the bill through the second and third readings, as part of the formal legislation process. In addition, a forthcoming amendment (Amendment No. 8) will expand the definition of “monies” to include all negotiable instruments, cancel the existing exemptions for “willful blindness”, and amend the definition of “property” for certain offenses, so that the term will include property of all types whose value exceeds NIS50,000. Another amendment aims to expand the scope of the AML/CFT regime to additional designated non-financial businesses and professions is currently in the early stages of formulation in the Ministry of Justice.

The orders applying AML/CFT obligations to the Postal Bank, stock exchange members and portfolio managers were amended to cover MONEYVAL’s recommendations and fully comply with international standards. Following is a description of the main amendments that were made:

•	Application of CDD procedure.

•	Application of an obligation to take reasonable measures to verify the identity of the beneficial owner using relevant information or data that was obtained from a reliable source.
•	Application of an ongoing due diligence obligation.
•	Application of obligations concerning Politically Exposed Persons.
•	Applications of CFT obligations.

The amended orders for banking corporations, insurers and insurance agents, provident funds and companies managing a provident fund and providers of currency services are drafted and are currently being discussed among the relevant authorities.

Foreign Exchange Controls and International Reserves

In recent years, net external assets (external assets minus external debt) have increased dramatically, reaching a record level of $54.0 billion at the end of 2010. Foreign currency reserves grew from $29 billion at the end of 2006 to $71 billion at the end of 2010.

As of January 1, 2003, all activities and transactions in foreign currency between resident individuals, businesses and nonresidents are permitted.

The Bank of Israel has taken a few measures in order to facilitate its ability to achieve monetary and foreign exchange policy goals. These steps include:

(a)	Mandatory reporting requirements.

As of July 1 2011, residents and nonresidents are required to report regarding NIS/ FX swap and forward contract intraday transactions totaling USD10 million or more. Details are to be provided regarding these transactions and also regarding holdings in these assets and in NIS/USD options. Nonresidents are also required to report on MAKAM (short-term Bank of Israel bills) and short-term government bond intraday transactions totaling NIS10 million or more. Nonresidents are to provide details regarding these transactions and also regarding holdings in these assets. Reporting is required by residents and nonresidents who are not financial intermediaries and of financial intermediaries acting on behalf of others or on behalf of themselves.

(b)	Reserve requirement for foreign exchange derivative transactions by non residents.

As of January 27, 2011, a reserve requirement is imposed on banking corporations with respect to foreign exchange derivative transactions with nonresidents. According to an amendment to the Liquidity Directives published by the Bank of Israel at the beginning of 2011, a 10% reserve requirement applies to NIS/foreign exchange swap transactions (FX Swaps) and NIS/foreign exchange forwards.

In addition, the Ministry of Finance intends to cancel the capital gains, interest and discount fees tax exemption for short term investments by foreign investors; as of June 2011, this initiative has not passed the entire legislation process.

Table No. 21

External Assets and Liabilities (Debt Instruments)
(In Millions of Dollars)

	2007	2008	2009	2010
External Debt
Public sector	31,956	28,193	31,229	40,312
Private sector	31,944	33,457	34,312	35,892
Banking system	26,951	26,716	27,754	29,879
Total	90,850	88,365	93,295	106,083
External Assets
Public sector	29,104	43,012	61,247	71,362
Private sector	65,227	57,328	61,501	67,190
Banking system	37,007	28,661	24,308	21,541
Total	131,338	129,001	147,056	160,092
Net External Debt	-40,488	-40,635	-53,762	-54,009

Source: Bank of Israel.

Table No. 22

Foreign Currency Reserves at the Bank of Israel
(In Millions of Dollars)

2004	2005	2006	2007	2008	2009		2010
26,631	27,858	29,055	28,460	42,337	59,091	(1)	69,265

(1)	Excludes the Allocation of Special Drawing Rights (SDRs) by the IMF to member countries, and the balance of the Israel’s reserve tranche in the IMF of 1,520 million dollars.

Source: Bank of Israel.

Foreign Exchange Rates.

Until May 1, 2007, the NIS referenced to a basket of major currencies, which includes the U.S. dollar, British Pound, Japanese Yen and Euro approximating the composition of Israel’s external trade. The composition of the currency basket and the number of units of each currency comprising the basket were last updated on May 1, 2006. As of that date, the currencies’ weights were 65.7% U.S. dollar, 22.9% euro, 5.7% pound sterling and 5.7% Japanese yen.

In December 1991, the Bank of Israel introduced the “diagonal band” or “crawling peg system” to reduce business sector uncertainty and speculative cycles that had caused sharp capital movements under prior exchange rate systems. Under this system, the slope of the band was adjusted on a daily basis on a gradual, constant and predetermined path. On June 9, 2005, the exchange rate band was abolished. Consequently, the Bank of Israel discontinued the use of the currency basket as a tool for monitoring or analysis and as of May 1, 2007, the Bank of Israel ceased calculating and publishing the currency basket exchange rate.

The Bank of Israel has sole responsibility for the daily management of exchange rates. Prior to February 1996, it was the practice of the Bank of Israel to use market intervention to maintain the exchange rate near the midpoint of the band. Since February 1996, the policy has been to intervene only if necessary to prevent the rate from moving outside the band. Since June 1997, the Bank of Israel has not intervened in the foreign currency market, with the exception of six days near the end of 1997. On March 13 – 14, 2008, for the first time in 10 years, the Bank of Israel intervened in the foreign exchange market, in light of the unusual appreciation of the Shekel during these two days.

On March 24, 2008, the Bank of Israel announced a plan to increase Israel’s foreign currency reserves by $10 billion over the next two years by buying an average of $25 million per day. Following this announcement, the Bank of Israel updated its plan and on July 10, 2008, increased the average daily rate of foreign currency purchases to $100 million per day. On November 30, 2008, after reviewing this program and taking into consideration changing market conditions, the Bank of Israel advised to update its former assessment of the appropriate level of the reserves, to a range of $40 - $44 billion and continued to purchase foreign currency in the same manner.

Since August 2009 the Bank of Israel acts in the foreign exchange market in the event of unusual movements in the exchange rate not supported by economic fundamentals (see “The Financial System- Bank of Israel”, below).

Foreign Investments

During the years 2008-2009, two opposing trends occurred as a consequence of the global recession: the first was the trend towards capital imports, resulting from the local economy’s out-performance of other economies inducing an appreciation. The second opposing trend was the Bank of Israel’s active capital exports (foreign-currency purchases), intended to moderate the appreciation of the shekel. In 2008, the Bank of Israel’s foreign-currency purchases policy created a turnaround in the appreciation trend. The shekel depreciated substantially from June 2008 until May 2009, but the process of appreciation resumed in mid-2009. These currency shifts occurred while the Israeli economy was relatively rapidly recovering from the global recession, and changing its monetary policy to allow global interest-rate spreads and intervene in the foreign-currency market. In August 2009, the Bank of Israel announced that it was moving from fixed foreign-currency purchases to designated purchases, in such circumstances where the shekel exchange rate adjustments do not match the fundamental conditions in the economy. These developments contributed to a growth in private capital imports, which offset the effect that Bank of Israel’s foreign-currency purchases had on the exchange rate.

The global recession had an apparent effect on foreign investments, with sharp decreases in nonresidents’ direct investments in Israel (68%) and in Israelis’ direct investments abroad (84%), compared to a 35% decrease in direct investment flows in the entire world during that period. The sharp decrease in direct investments in Israel in 2009, derived from the fact that most of these investments are directed at export industries, which are highly sensitive to economic turmoil. However, the volume of direct investments as a ratio of GDP in Israel in the years 2007 – 2008, was higher than the worldwide average and even slightly higher than the average in developing countries during those years.

The flow of foreign portfolio investments in Israel resumed in 2009, after falling heavily from the middle of 2008. Foreign investors large-scale exit from the TASE in the second half of 2008 was followed by measured purchases during the first half of 2009, which increased during the second half of the year. The rebound in foreign portfolio investments in Israel lagged one quarter behind the upturn in private capital movements in developing countries. Net foreign investments on the TASE peaked in the third quarter of the year, when prices in the local stock market came close to the record levels recorded before the recession. A comparison of the level of prices at the end of 2009 with those prevailing before the recession (in the first half of 2008), indicates that the Tel Aviv 100 index achieved a dollar yield similar to that of the MXEF (MSCI emerging markets index) share index of emerging markets(1) — countries that also managed to survive the recession relatively intact.

In March 2009, while global markets were collapsing, the Government issued $1.5 billion of 10-year bonds in the global capital market. Notable developments in the third quarter of the year, while the shekel interest rate hiked, were foreign investors’ purchases of 3-months Treasury bills — ‘Makam’ ($600 million), and purchases of longer term unindexed Government bonds. Purchases on a smaller scale were also recorded in the fourth quarter of 2009.

(1)	In May 2010, Israel moved to the developed economies index. In the future, this could increase the correlation between Israel and the developed economies, and reduce the correlation with the emerging markets.

The foreign investment flow into the Israeli economy increased during 2010. This increase stemmed from the fact that the local economy out-performed that of other developed countries during and after the recent global economic crisis. Israel’s owes its robust growth — reaching 4.9 percent in 2010 — to sound fiscal policy, stability in the financial sector, quick recovery of Israeli exports (peaking at the beginning of 2011), and to the discovery of two substantial gas fields (Tamar and Leviathan). The increasing demand for Israeli assets is reflected mainly in the substantial appreciation of the Shekel (from 4.4 per dollar in 2007 to only 3.4 in 2011) and in the surge of TLV stock exchange. Nevertheless, the foreign investment inflow into Israel increased by 67 percent in 2010 and has reached the pre-crisis level: foreign direct investment was 16 percent higher than in 2009 — most of which were made in the second half of the year. The foreign portfolio investment increased by 280 percent, most of it in 3-month Treasury bills — Makam — which yield a high short-term interest rate on the Shekel (relative to the rate offered for main-currency deposits).

In May 2010, the status of Israel’s capital market was changed (by MSCI Inc.) to that of a developed country and was thus removed from the index of emerging markets. This triggered a large outflow of foreign investment fund holdings during May 2010 (USD 2.6 billion). The effect of this reclassification can be traced to the relatively large size of funds specializing in emerging markets compared to those specializing in developed countries. Furthermore, some of the latter funds may have chosen not to invest in Israel at all because of its tiny share in the MSCI global equity index. However, the reclassification had no significant effect on net capital flows, nor on share prices: its impact was mostly offset by the end of the month inasmuch as other (non-institutional) foreign investors acquired a substantial number of shares (totaling USD 2.0 billion). Consequently, the share of foreign holdings on the Tel Aviv Stock Exchange rebounded in subsequent months. Thus, Israel’s reclassification had no significant effect on net capital flows.

Table No. 23

Average Exchange Rates
(NIS per Currency Unit)

	2005	2006	2007	2008	2009	2010
Currency
U.S. dollar	NIS4.488	NIS4.456	NIS4.108	NIS3.588	NIS3.933	NIS 3.733
British pound sterling	8.162	8.200	8.219	6.618	6.139	5.771
Currency basket	5.056	5.018	4.775*	—	—	—
Euro	5.583	5.592	5.624	5.259	5.469	4.953
Japanese yen (per 100 yen)	4.079	3.833	3.489	3.489	4.205	4.259

*	Average during the period: January – April 2007

Source: Bank of Israel.

THE FINANCIAL SYSTEM

Bank of Israel

The Bank of Israel, established in 1954, is the country’s central bank and functions independently of the Government. It is responsible for formulating and implementing Israel’s monetary policy. The Bank of Israel also manages foreign exchange reserves, supports the orderly activity of the foreign currency market in Israel, regulates the Israeli payment and clearing systems, supervises and regulates Israel’s banking system and issues bank notes and coins. The Governor of the Bank of Israel acts as an economic advisor to the Government. In addition, the Bank of Israel works jointly with the Government in formulating foreign exchange policy (see “Balance of Payments and Foreign Trade — Foreign Exchange Rates” above). In May 2005, Professor Stanley Fischer assumed office as Governor of the Bank of Israel, and in May 2010 he was approved for a second term.

In March 2010 the Israeli Knesset enacted a new Bank of Israel Law, which came into force on June 1, 2010. According to the new Law, the main objective of the Bank of Israel is to maintain price stability. The range of price stability is determined by the Government, in consultation with the Governor of the Bank of Israel. Additional objectives of the Bank of Israel are to support other objectives of the Government’s economic policy, especially growth, employment and reducing social gaps, provided that, this support shall not prejudice the attainment of price stability over the course of time (the Bank of Israel operates a flexible inflation targeting policy that allows temporary deviations from the target, but it is designed to ensure that inflation returns to within the target range within two years at most); and to support the stability and orderly activity of the Israeli financial system.

The Bank of Israel is autonomous in choosing its actions, including in determining its policy tools and their use. To attain its objectives and discharge its functions, the Bank of Israel may issues securities of the Bank; perform, on the stock exchange or in another regulated market or off-market, an action or transaction of any kind that is customary in the capital, money, and foreign currency markets, including in the derivatives’ markets, all of which apply to securities, currency, gold, or any other asset or instrument as are customary in said markets (provided the purchase or sale of Government of Israel debentures whose maturity date exceeds thirteen months from the purchase or sale date, as the case may be, with the exception of repurchase transactions in such debentures, shall be executed in consultation with the Israeli Minister of Finance and in such manner that it does not materially prejudice the ability to raise local debt to finance the Government’s activity); receive deposits from Banking Corporations; grant credit to Banking Corporations; under exceptional circumstances, grant credit to Financial Entities that are not Banking Corporations; take any other action the Bank of Israel deems necessary.

As stipulated in the Bank of Israel Law, the Bank of Israel is not allowed to finance Government deficits or to lend money to the Government to finance its expenditures, including via direct purchase of Government debentures at issuance, except for temporary advances to bridge a gap in the Government’s cash flow in executing its budget (provided that the outstanding amount of such temporary advances at any time does not exceed NIS 10 billion, and shall not be extended for more than 150 days per year); this amount shall be updated on January 1 of each year starting January 1, 2013, based on the rate of change between the Index published in December of the year before the date of the adjustment and the Index published in December of the preceding year.

The Bank of Israel is the sole banker of the Government in its banking activity in Israeli Currency. The Government may, however, obtain certain services (as agreed in an MOU dated March 9, 2010 between the Government and the Bank of Israel) from others, provided this is done only in order to manage the Government’s debt and fiscal activity. The Bank of Israel is subject to internal limitations on the amount of investments it may make in a single country or financial institution. The majority of the Bank of Israel’s reserves are held in securities issued by foreign sovereign issuers.

Monetary policy and decisions on actions required to achieve the Bank of Israel’s objectives are to be determined by a Monetary Committee. An administrative Council is also to be established, whose duties are to supervise the orderly and efficient management of the Bank. Until the Monetary Committee or the Administrative Council is appointed, their powers are vested in the Governor of the Bank of Israel.

Monetary Policy

The Bank of Israel’s principal instruments of monetary control are auctioned time deposits for banks and a discount window facility. Auctions for interest-bearing deposits are currently the main tool for implementing monetary policy and are similar to reverse repurchase agreements. The interest rate received by the banks is determined in the auction. Maturities are one week and overnight. In the past, the Bank of Israel injected liquidity using monetary collateralized loans, which were allocated to the banking system by periodic auctions of a predetermined amount and were used in a manner similar to repurchase agreements. The auction of overnight funds and deposits of various maturities and the rate of interest determined therein is the key determinant of short-term interest rates in Israel. The Bank of Israel utilizes the daily auctions primarily to offset flows from Government activities and the balance of payments. Through the discount window, Israeli banks can obtain overnight loans to fill temporary funding needs.

In previous years, in order to offset capital inflows, the Bank of Israel operated NIS/USD swaps, absorbing NIS in return for USD for a given period of time. The Bank of Israel ended this practice during the third quarter of 2005.

The Bank of Israel may absorb liquidity by selling non-indexed zero-coupon bills of up to one year maturity (known as “Makam”). Unlike Bank of Israel’s other monetary instruments, these securities are traded in the secondary market and are accessible to all investing public. Since the mid-1990s the Bank of Israel has gradually expanded the use of Makam issues as a monetary instrument to absorb excess liquidity in the banking system. The Makam market has advanced in recent years in a manner that enabled the Bank of Israel, since March 2007, also to actively increase liquidity banking system by reducing the issuance of Makam.

At the end of 1991, the Bank of Israel and the Ministry of Finance began publicly announcing annual inflation targets, with the intention of reducing inflation gradually from the 15% – 20% range that had prevailed since the Economic Stabilization Program was introduced in 1985 to the low single-digit levels typical in developed countries. At that time, Israel was one of the first emerging market economies to adopt the inflation-targeting approach to monetary policy as a tool in reducing inflation. Inflation targeting was implemented with some doubt in its first three years (1992 – 1994), but, when actual inflation significantly exceeded its target in 1994, the Bank of Israel implemented more restrictive monetary measures in order to prevent inflation from reverting to its pre-1992 levels.

The Bank of Israel’s tight monetary policy since the fourth quarter of 1994 has been a key factor in attaining the current stable inflation rates. This monetary policy has been part of a three-pronged approach to macroeconomic policy that is designed to facilitate stable economic growth over the long run by promoting monetary and financial stability and by providing a favorable business environment. The other two key features are fiscal restraint and structural reform, with the latter also geared towards spurring economic growth from the supply side.

From the summer of 1997 through the end of 2001, the annual rate of inflation was below 3%, with the exception of the last quarter of 1998 when an international financial crisis led to a significant depreciation of the NIS and a significant one-time increase in price levels spaced over three months. A significant depreciation and an increase in price levels also took place in early 2002.

In August 2000, the Government set inflation targets for future years. For 2001, the target was 2.5% – 3.5%, for 2002, 2% – 3%, and since 2003, it is set at 1% – 3%, a level of measured inflation that is defined as “price stability.” These targets are consistent with the explicit or implicit inflation targets of nearly all other developed countries.

The end-of-year inflation rate from 2003 (when the inflation target was set at the 1% – 3% band) through 2005 was within the target range. The 2006 rate was below the annual target and the 2007 – 2009 rates exceeded the target.

The focus of macroeconomic policy on financial stability during past years paid off handsomely during the 1999 – 2001 global crisis and, even more so, during the present global crisis as most financial indicators suggest a degree of stability despite the very significant shocks that hit the economy during those periods.

Monetary policy since 1997 has emphasized the inflation-targeting regime, with exchange rate policy effectively having evolved to a free float policy. Until June 1997, the parameters of the upwardly sloping exchange rate band were such that the Bank of Israel was required to frequently intervene in the foreign exchange market to prevent appreciation. Continued intervention was viewed as untenable, and the band was widened considerably with provisions enacted for further gradual widening. These measures have thus far effectively removed the exchange rate constraints on monetary policy, and the Bank of Israel has been able to adjust its key interest rate to meet the inflation target without having to intervene in the foreign exchange market. The perception of risk in the foreign exchange market is now centered on small, day-to-day fluctuations rather than the larger, less frequent ones typical of a more tightly managed exchange rate regime. The current perception is more amenable to creating a more stable financial system. It appears that the policy measures in 1997 sent a signal to the public about the policymakers’ resolve to reduce inflation to levels similar to those in other developed countries.

In June 2005 the NIS/currency-basket exchange-rate band was officially abolished by a joint resolution of the Prime Minister’s Office, the Ministry of Finance and the Bank of Israel. In effect, since mid-1997, with the exception of a few days at the beginning of 1998, the Bank of Israel has not exercised its authority to intervene directly in foreign-currency trading in order to defend the crawling band. Thus, in effect, the exchange rate has evolved freely since 1998. This was somewhat changed in 2008, where the Bank of Israel started implementing a plan to increase its foreign exchange reserves by direct purchases in the foreign-currency market. These purchases were preceded by an ad hoc intervention, during two days in March 2008, in light of the unusual appreciation of the Shekel during these two days.

During the first four months of 2004, the Bank of Israel decided to maintain the interest rate reduction that began in 2003. This decision was motivated by the low level of inflation expectations for 2005 (as reflected by capital market data) in the first quarter of the year, a level that was below the center of the targeted range of inflation. From January through April 2004, the Bank of Israel cut the interest rate by a cumulative 1.1 percentage points. From May to November 2004, the interest rate was unchanged. From December 2004 to February 2005, the interest rate was cut gradually to 3.5%. The interest rate was left unchanged from February through September 2005 due to the absence of clear evidence of a build-up of inflationary pressure. Towards the fourth quarter of 2005, in light of increased indications of the likelihood of the inflation rising above the upper limit of the target range in the course of 2006, the interest rate was gradually increased, reaching 5.25% in June 2006. In August 2006, concerns over a possible rise in Israel’s sovereign risk premium as a result of the Second Lebanon War, led the Bank of Israel to raise the interest rate by another 25 basis points to 5.5%.

In the last quarter of 2006 economic activity recovered from the effects of the war, and returned to the level that had prevailed prior to the onset of hostilities. In addition, the strengthening of the NIS that had started in April 2006 continued and even intensified, concurrently with the falling of world fuel prices. These factors exerted a downward pull on prices, as a result of which the Bank of Israel initiated a series of cuts in interest rate. The rate was reduced by 25 basis points in November and by another 25 basis points in December, bringing the rate at the end of the year to 5%. In the first half of 2007, the NIS continued to appreciate against the USD, which acted to moderate prices. This occurred despite a rapid and sustained growth rate in the last four years. As a result, during this period, inflation reached the lower part of its 1% – 3% target range, and even dipped below it. In 2007, the Bank of Israel cut the interest rate by 50 basis points in January, and by 25 basis points in each of February, April, May and June, bringing the interest rate at the end of the first half of the year to 3.5%.

The second half of 2007 began with a sharp depreciation of the NIS, and despite a subsequent appreciation, other strong forces, such as the steep increase in energy and food prices throughout the world and the economy’s high growth rate, exerted upward pressure on prices. In this period the Bank of Israel raised the interest rate twice — by 25 basis points in each of August and September, reaching a rate of 4%, where it remained till the end of the year.

Monetary policy during 2008 was conducted against the global crisis that began in the summer of 2007 and worsened during 2008. Until September 2008, inflation was above economic upper limit of the targeted level concurrent with expectations of a recession in financial and real activity. This background led to frequent changes in the direction of the interest rate, due to frequent changes in the assessment of the scale and timing of economic risks. The interest rate for January was increased by 0.25 percentage points to 4.25 percent; in each of the months March and April it was cut by 0.50 percentage points, and starting from June it was increased by four consecutive steps of 0.25 percentage points each, back to a rate of 4.25 percent. In addition to these steps, the Bank of Israel started implementing a plan to increase its foreign exchange reserves by direct purchases in the foreign-currency market.

From September 2008 onwards, in view of the escalating global crisis and growing signs of a major downturn in real activity, all the considerations employed in interest rate decisions supported sharp reductions in the rate, which was cut to 2.5 percent at the end of the year.

The rate cuts continued at the beginning of 2009, lowering the interest rate to a new historically low rate of 0.5% in April. As the rate approached its zero bound additional policy tools were required to help the economy cope with the adverse effects of the global financial and economic crisis. Thus, the Bank of Israel extended its foreign-currency purchases program, and also announced in February 2009 that it would start operating in the secondary market of local treasury bonds, so as to directly influence long term interest rates. The Bank of Israel also announced a number of operational measures designed to increase the liquidity of the financial system.

In the second half of the year, the monetary expansion had to be adjusted to comply with the improvements in the economic conditions and the rise in the inflation environment, while continue to help the economy recover from the crisis, at a time when central bank interest rates worldwide remained low. In August, the Bank of Israel began to gradually retreat from its exceptional monetary expansion. Bond purchases ceased as planned, the policy of intervention in the foreign-currency market was changed from fixed purchases to case-specific intervention —  when unusual exchange rate movements do not reflect fundamental economic conditions, or disorderly conditions prevail in the foreign exchange market — and the interest rate for September was raised to 0.75%. In December, when indications for improvement in the economic environment accumulated, the Bank of Israel continued to adjust the interest rate, and raised it to 1.0%, increasing it again in January 2010, to 1.25%.

Monetary policy in 2010 was conducted against the backdrop of the Israeli economy’s recovery from the global economic crisis alongside the relatively slow recovery of leading developed countries. The Bank of Israel raised the interest rate from 1% at the end of 2009 to 2% in December 2010 — continuing the gradual upward trend which began in September 2009. Raising the interest rate from its low level during the crisis was needed in light of the economy’s recovery that was accompanied by a marked improvement in the labor market, an expected inflation rate which was in the neighborhood of the upper limit of the inflation target range, and a rapid rise in asset prices, particularly house prices, together with the expansion of mortgage loans. The persistence of the slack economic situation in the US and Europe, their remarkably low interest rates, and the trend of local currency appreciation in Israel served to moderate the rise in the domestic interest rate.

The effective exchange rate of the shekel appreciated by 7 percent in 2010 (in both nominal and real terms). Alongside forces for real appreciation which resulted from the surplus in the current account of the balance of payments, pressure for appreciation stemmed also from interest rate differentials between Israel and the leading economies, which attracted short-term capital inflows into the economy. In view of the pressures for excess appreciation, and against the backdrop of the risks to growth resulting from the slow recovery worldwide, the Bank of Israel continued its discretionary purchases of foreign currency in the market thereby supporting economic growth and employment. In view of the rise in short-term capital inflows, in January 2011 the Bank of Israel issued new orders regarding the foreign exchange market, imposing a reporting requirement of certain activities and a reserve requirement on banking corporations in Israel on foreign exchange derivative transactions by nonresidents.

In view of the risks embodied in the rapid rise in house prices and the expansion of housing credit, the Bank of Israel implemented macro-prudential measures with regards to banks’ mortgage loans in order to support financial stability. These measures included: changing the definition of housing credit extended to organized purchasing groups to credit to the construction and real-estate industry, increasing the capital provision requirement against high loan-to-value mortgages, requiring the re-examination of risk management in the housing credit portfolio, and demanding a higher capital provision against floating-interest loans.

Table No. 24

Selected Interest Rates(1)

	Short Term Credit to The Public in Local Currency
	Line of Credit	Term Credit	on Daily Commercial Bank Deposits at the Bank of Israel(2)	SROs(3)	Yield to maturity of 12 month treasury bills
2006	10.3%	7.4%	5.1%	4.1%	5.5%
2007	9.9%	6.3%	3.8%	3.0%	4.3%
2008	9.8%	6.1%	3.5%	2.7%	3.9%
2009	8.0%	3.7%	0.8%	0.4%	1.4%
2010	9.2%	4.5%	1.6%	1.0%	2.2%

(1)	Percent per annum.
(2)	The interest rate on daily deposits auctioned by the Bank of Israel.
(3)	Excluding large negotiable SROs (self-renewing overnight local currency interest-bearing bank deposits).

Source: Bank of Israel.

Table No. 25

Monetary Indicators
(Percentage Change over Previous like Period)

	2006	2007	2008	2009	2010
MONETARY AGGREGATES(1)
M1 (in millions of NIS annual average)(2)	49,836	57,478	65,587	98,950	110,884
M2 (in millions of NIS annual average)(3)	353,094	392,847	419,861	476,886	520,881
M1	13.7%	15.3%	14.1%	50.9%	12.1%
M2	6.7%	11.3%	6.9%	13.6%	9.2%
PUBLIC SECTOR INJECTION/GDP(4)	-0.6%	-1.6%	-2.4%	-1.8%	0.2%
BANK OF ISRAEL INJECTION/GDP(5)	0.6%	2.3%	-2.4%	-7.7%	-4.1%
NOMINAL INTEREST RATES
SRO (6)	4.1%	3.0%	2.7%	0.4%	1.0%
UNRESTRICTED CREDIT IN LOCAL CURRENCY(1)	8.1%	6.9%	6.6%	4.2%	5.0%
U.S.$ INTEREST RATE (average, three month LIBID)	5.1%	5.2%	2.8%	0.6%	0.2%
NIS/U.S.$ (during period)	-8.9%	-7.1%	-0.9%	-2.1%	-4.9%
REAL YIELD TO MATURITY ON 5 YEAR INDEXED GOVERNMENT BONDS	3.7%	3.2%	2.9%	1.5%	1.0%
NOMINAL YIELD ON EQUITIES (during period)(7)	5.4%	23.3%	-46.4%	78.7%	12.6%
NOMINAL GDP	8.1%	5.9%	5.2%	5.9%	5.8%

(1)	Includes mortgage banks.
(2)	Currency in circulation plus demand deposits.
(3)	M1 plus treasury bills and interest-bearing local currency deposits with maturities shorter than 12 months.
(4)	Contributions to monetary expansion. The change observed with respect to past reports is due to the fact that since 1995, the redemption of Government bonds held by the Bank of Israel is no longer considered part of the public sector injection.
(5)	From 1995 includes SWAP transactions, with respect to the redemption of Government bonds held by the Bank of Israel. See footnote (4).
(6)	Self-renewing, overnight deposit.
(7)	Includes convertible securities and warrants. The data have been adjusted for dividend distribution and stock split.

Source: Bank of Israel.

Banking Institutions

Banking System

Structural Changes.  Israel has a highly developed and a fairly concentrated banking system. At the end of 2010, there were twenty-four banking corporations registered in Israel, including fifteen commercial banks, two mortgage banks, one financial institution, two joint-service companies and four foreign banks.

The five largest banking groups — Bank Leumi Le-Israel Ltd.. Bank Hapoalim Ltd., Israel Discount Bank Ltd., Mizrahi Tefahot Bank Ltd. and The First International Bank of Israel Ltd. — constitute approximately 95% of the banking market in Israel. The two largest banking groups (Leumi and Hapoalim) dominate almost 60% of the banking industry. There are only three commercial banks that are small and all three are unaffiliated with banking groups. In addition, there are four branches of foreign banks that operate on a diminutive scale - Citibank N.A., HSBC Bank plc., BNP Paribas Israel and State Bank of India.

The total assets of the five major banking groups increased by 2.6% from the end of 2009 and amounted to NIS1,068.8 billion at the end of 2010. Assets of the banks denominated in local currency increased by 7.6% during 2010, while their foreign currency assets, comprising about 23% of their total assets, continue to shrink (11.1% in 2010 and 16.5% in 2009). This decrease is partly attributed to the continuous trend of appreciation of the Israeli Shekel relative to foreign currencies. Equity capital amounted to NIS71 billion, an increase of 9% compared with 2009. The number of domestic bank branches increased to 1,150 in 2010 from 1,112 on December 31, 2009.

Developments and Supervisory Measures in the Housing Market.  The escalation of housing prices and the accelerated demand for mortgage lending, a consequence of lower interest rates that spurred growth in the demand for housing, prompted the Supervisor of Banks to take the following action, to counter the macro-prudential risks that were evolving in the housing markets:

i.	Requesting from banks to hone their risk management systems, scrutinize the mortgage loans to households, enhance disclosure, particularly, loans that were extended to households under floating interest rate terms (that are not indexed to the CPI).
ii.	Introducing higher capital charge on groups of borrowers that collectively bought property for a residential project and directly engaged various parties to execute the construction and development of this property. This type of lending activity increased dramatically in 2009 – 2010 and entailed inherent risks that were higher, in nature, than those associated with mortgage lending to individual households. Banks had categorized this activity as residential mortgage lending and assigned a capital charge of 35%, in accordance with the Standardized Approach of Basel II. Due to the above, in March of 2010, the Supervisor of Banks required the banks to assign to this type of activity a capital charge that is appropriate for business credit — 100%.

The rapid incline of mortgage loans that embed a feature of floating interest rates dominated the housing credit markets in the last two years due to the initially low interest rates. As a result, the Supervisor of Banks took the following measures designed to suppress the demand for mortgage loans.

iii.	Instituting a supplementary reserve requirement of 0.75% of all outstanding mortgages given with a Loan-to-Value (LTV) ratio that exceeds 60% in July of 2010.
iv.	Combating the precipitous climb in residential mortgages that were extended under floating interest rate terms. These types of loans bear undue risk to the consumer when interest rates start to rise. In October of 2010 a capital charge was imposed of 100% (instead of 35%) on all loans over a threshold of NIS800,000 that entail more than a 25% component of floating interest rate and involve an LTV that exceeds 60%.
v.	Release of a directive from April 2011 to limit the adjustable interest rate component to one third of the mortgage loan, and to disclose to the bank customers by notification the mortgage loans that consist of a floating interest rate component of one third or more.

Prudential and other Regulatory Modifications.  During 2009 – 2010, the Banking Supervision Department (BSD) in the Bank of Israel enhanced its supervision over the banking system and tightened regulation in order to meet the evolving and challenging risk environment that faced the Israeli banking system.

In December of 2009 and throughout 2010, the Basel Committee for Banking Supervision issued several documents addressing the modifications of the Basel II capital regime, dubbed Basel III. These documents set a timetable for reaching capital ratio targets and introducing an improved framework for managing and assessing the risks associated with the trading book, liquidity risk and calibrations to the Supervisory Review Evaluation Process (SREP) that takes place under Pillar 2 of the Basel II regime. Accordingly, the BSD has endeavored to incorporate the main elements of this regime in its working plans and has introduced a minimum core capital ratio requirement to facilitate meeting the capital ratio targets set in Basel III. In June of 2010, the Supervisor of Banks issued a request to hold a minimum core tier I capital ratio of 7.5% as of the end of 2010. By the end of 2010, all of the five largest banking groups exhibited core tier I capital ratios that were higher than 7.5% (see paragraph d).

In December of 2010, the Supervisor of Banks modified the corporate governance Directive to reinforce the oversight and control functions of the Board of Directors and senior management. The directive is predicated on the best practices based on the lessons that were drawn from the global financial turmoil and, in particular, provides guidance for an operational framework pertaining to the Board of Directors and focuses on the segregation of duties between that and the senior management of a bank.

In January of 2011, the Israeli banking system incorporated the United States Generally Accepted Accounting Principles (US GAAP) on the issue of measurement and disclosure of credit risk in the Financial Reporting to the Public directives on the topic of “Measurement and Disclosure of Impaired Loans, Credit Risk and Provisions for Loan-Losses”. This system of loan identification and classification supersedes our system in the “Banking Business for Proper Conduct” Directive No.314 on the topic of “Treatment for problem loans”. This transformation prompted the Israeli banks to review and scrutinize their loan portfolios and, in certain cases, induced a higher level of provision expense for loan-losses in 2010.

In April 2011, the Supervisor of Banks promulgated a prudential directive that hones the lending limits to borrowers and a group of borrowers. This directive better aligns with the standards that are articulated in the Capital Requirement Directives II (CRD II) published by the European Commission. The main changes are to limit the exposures to a group of borrowers to 25% (instead of 30%), to include in the limit a bank/banking group, and to set a cluster requirement of 120% of capital to all exposures that exceed 10% of the bank’s capital.

Performance of the Banking System During 2010.  The five largest Israeli banking groups continued to benefit from the strong domestic economy during 2010 (GDP grew 4.7% in 2010) which reflected in the decline of the problem loan portfolio (a decrease of 14.1%) compared with 2009 and in the loan-loss provision expense by 41.6%. In addition, net interest income grew handsomely - 9.4%, primarily due to the buoyant lending activity (total loans were raised by 7% during 2010). Net profits grew to NIS 6.6 billion, up from NIS 5.3 billion the previous year, an increase of 23.7%. The net return on equity (ROE) recorded 9.7% in 2010 compared with 8.7% in the previous year.

Consumer financing and real estate (lending and investments in security bonds) were the key factors that fueled the expansion in the banks’ operations during 2010. Construction and real estate, comprising 16.2% of the total credit risk portfolio (balance sheet and risk-weighted off-balance sheet items), grew at a pace of 11.5% and residential mortgages climbed 17.1%. Other consumer loans (excluding residential mortgages) increased at a modest rate of 3.6%, albeit, the above developments which heeded the supervisory and regulatory measures taken by the Supervisor of Banks (see paragraph b above), total problem loans comprised 5.3% of the balance sheet loan portfolio, down from 6.6% the previous year. Non-accrual loans, a component of non-performing loans, amounted to a low 1.2% of the total loan portfolio at year-end 2010.

Capital accumulation continued in 2010 at a lower pace than 2009 — an increase of 8.6% compared with 12.7% during 2009. Capital ratios calculated under the Standardized Approach in the Basel II regime reached

14.2% at the end of 2010 compared with 13.6% at the end of 2009. The core tier I capital ratio reached 8.2% by the end of 2010 up from 7.9% from the end of 2009.

Issues in Anti-Money Laundering and Combating Financial Terrorism.  The Anti-Money Laundering Law was enacted in August 2000 and the sections pertaining to the obligations imposed on financial entities took effect on February 17, 2002 (see “Balance of Payments and Foreign Trade — Anti-Money Laundering Law” above). In January 2001, the Governor of the Bank of Israel issued the Prohibition on Money Laundering Order, which entered into force on February 17, 2002. The Order includes requirements regarding identification, reporting and recordkeeping by banking corporations. The regulation regarding Prevention of Money Laundering and Terrorism Financing and Customer Identification (a regulation that has been in effect since 1995) has been amended in light of the declaration of principles of the Basel Committee on Banking Supervision of October 2001 on Customer Due Diligence for Banks. The regulation incorporates directives on customer acceptance policy, management and monitoring of high-risk accounts and also contains special directives on private banking and correspondent banking accounts.

The Banking Supervision Department of the Bank of Israel conducts on-site examinations on an ongoing basis to determine compliance with banks with anti-money laundering laws and directives. A Sanctions Committee, authorized to impose financial penalties for infractions, commenced its operations in April 2003.

In the beginning of 2005, the Prohibition on Terrorist Financing Law went into effect and Israel’s banking directive was modified to include combating terrorism financing. Additional steps in the fight against terror financing were taken in November 2006, when the Knesset approved an amendment to the Prohibition on Money Laundering Order and approved regulations on the Prohibition of Terror Financing. The Prohibition on Money Laundering Order was expanded and now requires financial institutions to check the identification of parties to a transaction against a list of declared terrorists and terrorist organizations, as well as to report the type and size of transactions above NIS5,000 whenever it involves a high-risk country or territory. The amended order also requires credit card companies to identify the parties to transactions, report to the Israel Money Laundering Prohibition Authority and maintain records of transactions.

The Bank of Israel is also taking steps to regulate the business ties between the Israeli banking system and banks operating in areas under the Palestinian Authority, including scrutiny of money transfers and prevention of transfers intended to finance terrorism, as included in a circular sent to the Israeli banks by the Supervisor of Banks in the Bank of Israel in August 2007. In October 2007, the Committee of Experts on the Evaluation of Anti-Money Laundering Measures and the Financing of Terrorism (Moneyval) examined whether Israel complies with the 49 recommendations of the FATF. In August 2008, it published a report which concluded that Israel is compliant or largely compliant with the majority of these recommendations. In the Moneyval progress report on Israel from September 2009, it has been stated that significant developments have taken place in Israel regarding AML/CFT from July 2008. The regime in Israel for combating money laundering and terrorist financing is constantly being examined, reviewed and updated, in order to provide answers to new problems and to the growing sophistication of criminals. This includes legislative modifications, updating our regulations to strengthen the risk management requirements including specified requirements regarding the use of credit cards for illegal transactions over the internet.

Privatization.  Israel Discount Bank Ltd. began its privatization process during 2004, and in February 2005, the Government sold its controlling share (26% of the issued share capital of the bank, coupled with an option to purchase a stock package totaling 25% of the issued share capital of the bank). According to the sale agreement, the option was exercisable within a three-year period. This option expired, and the Government spun-off throughout the years the remaining shares until October 2010.

As of January 2005, a block of options was exercised, reducing the Government’s holdings in Bank Leumi le-Israel Ltd. to 34.8%. In March 2005, the Government sold shares totaling 6.5% of Bank Leumi’s capital. In July 2005, the State sold additional 3.5% of the shares of the bank. In November 2005, the State sold a share package of 9.99% shares with an option to purchase an additional 10.01% of the shares in the bank. This option was not exercised due to the buyer’s failure to obtain Bank of Israel’s permit to control the bank. The share package was split between the investment funds so that each holds no more than 5%, in accordance to the Banking (Licensing) Law. In January 2011, the Government unloaded an additional share package of 5% of the shares of the bank, remaining with approx. 6.5% of the shares of the bank (see “Role of the State in the Economy- Privatization” above).

Table No. 26

Assets, Liabilities and Equity Capital of the Five Major Banking Groups
(End of year, in Millions of NIS)(1)

	2006	2007	2008	2009	2010
Assets
In local currency(2)	534,414	596,570	677,721	762,071	819,978
In foreign currency	377,367	364,883	335,557	280,083	248,831
Total assets	911,781	961,453	1,013,278	1,042,154	1,068,809
Liabilities and equity capital
In local currency(3)	562,850	602,704	668,357	715,334	766,682
In foreign currency	348,931	358,749	344,921	326,820	302,127
Total liabilities and equity capital	911,781	961,453	1,013,278	1,042,154	1,068,809
Equity capital	53,490	58,574	57,707	65,151	71,002

(1)	The division into local and foreign currency for 2005, 2006 and 2007 was adjusted according to the published financial statement for those years.
(2)	Including non-financial items.
(3)	Including non-financial items, minority interests and equity.

Source: Bank of Israel Financial Statements to the Public.

Capital Markets

The Israel Securities Authority (“ISA”) was established under the Securities Law, 1968 and its mandate is to protect the interests of the investing public. The ISA has a wide range of responsibilities and powers. Within the framework of this mandate the ISA is charged, inter alia, with handling the following issues: (i) Issuing permits to publish prospectuses for public securities offerings of corporate issuers, as well prospectuses for mutual fund units to the public; (ii) Examining corporate filings including current reports as well as quarterly and annual periodic financial statements; filings concerning related-party transactions, on private placements; tender offer disclosures; etc; (iii) Regulating and supervising the activities of the mutual fund industry including on-going monitoring of mutual fund filings; (iv) Overseeing the fair, orderly and efficient conduct of secondary markets; (v) Licensing and supervising portfolio managers, investment advisers and investment marketing agents. This includes examining compliance as well preparing disciplinary complaints against these investment professionals for adjudication by the disciplinary committee; (vi) Investigating violations under the Securities Law, the Joint Investment Trust Law, 1994, the Regulation of Investment Advice and Investment Portfolio Management Law, 1995 and violations of other laws related to the aforesaid laws; (vii) Supervision over compliance of portfolio managers and non-bank stock exchange members to the Prohibition of Money Laundering Law, 2000. The ISA drafts and initiates virtually all primary and secondary legislation pertaining to securities law in Israel. In addition, it cooperates with government authorities in formulating policies and laws pertaining to capital market activity. The ISA also collaborates with the Institute of Certified Public Accountants in Israel, in operating and financing the Israel Accounting Standards Board, which is charged with setting accounting standards for Israeli companies. The Minister of Finance appoints the chairman of the ISA and its commissioners. Commissioners are selected from the public, the civil service and the Bank of Israel, Israel’s central bank. The plenum meets on a regular basis once a month. It also performs its functions through permanent and ad hoc committees, which facilitate the formulation and implementation of ISA policies. The ISA is not dependent on government financing. Its budget is funded entirely by annual fees payable by entities regulated under the Securities Law and the Joint Investment Trust Law. This budget is approved by the Minister of Finance and the Knesset Finance Committee.

The ISA monitors ongoing reports, such as periodic reports that include financial statements, a directors’ report on the status of the corporation’s affairs, and an additional information report, quarterly financial reports and immediate reports, which are filed immediately after the occurrence of certain events that could have a material effect on the corporation or on the price of its securities. These reporting requirements are enforceable by the Israeli courts upon the petition of the ISA, which also has certain powers to direct the TASE to suspend trading of a company’s securities. The TASE is the only stock exchange and the only public market for trading securities in Israel. The TASE is highly regulated, both internally and externally, by the ISA. Internal regulations include circuit breakers, and 45-minute halting of trade in a company’s securities on the day that the company publishes price-sensitive information, so that the information can be widely disseminated. The TASE has a computerized trading system with real-time information. The TASE’s rules govern membership, registration of securities, conditions for suspending trading and obligations of listed companies. All shares, convertibles, treasury bills, government, corporate and structured bonds, ETN’s, covered warrants and derivatives are traded via TACT, the TASE’s fully automated trading system. The TASE has 27 members (five of them are foreign members, including one remote member) and, as of December 31, 2010, 613 companies had equity securities listed on the TASE.

Much like the previous year, uncertainty and highly volatile tradings reigned strong in 2010 in Israel’s and world capital markets, as the continuation of the markets’ recovery from the 2008 financial crisis remained precarious. After the dramatic spike in share prices, which characterized the market in 2009, TASE closed 2010 with a 23% increase in its flagship share price index.

During the first half of 2010, share prices in Israel, as around the world, declined, rebounding in the second half of the year. By the end of 2010, the TA-25 gained 23%, and completed a 154% rally from its low point in November 2008. On the 29th of December 2010, the index hit a record level of 1330.80 points.

Oil and gas exploration equities continued their upward trajectory in 2010, adding 58% to a 7.5-fold increase in 2009.

The General Index of shares and convertible securities (which is comprised of all shares and convertible securities tradable on the TASE) increased, in USD terms, by 20% in 2010, after an increase of 80% in 2009 (in USD terms), and a decrease of 46% in 2008. As of December 31, 2010, the total market value of all listed equity securities (excluding ETNs) was $227.1 billion, compared with $189.4 billion in 2009. The average daily trading for equity securities (including ETNs) increased to $547 million during 2010, compared with $432 million in 2009. The 6% devaluation of the US dollar against the shekel contributed to the dollar rate of return on TASE indices.

The Dual Listing Law, which took effect in October 2000, enables companies listed in the United States or in England to dual-list on the TASE with no additional regulatory requirements. As of December 31, 2010, there were 54 companies cross-listed on the TASE and foreign exchanges.

The upgrade of Israel’s capital market by MSCI to ‘developed market’ status, which became effective on May 26th 2010, had a profound effect on the investment activity of foreign investors as well as on stock market trading volumes. On May 26th, 2010, the day in which the upgrade went into effect, TASE posted a record daily trading volume of $4.4 billion, eight times higher than the average daily turnover throughout the year. Local and foreign investors willingly purchased shares unloaded that day and at day’s end, the TASE-25 index closed some 2% higher.

On the eve of the transition (February-May, 2010), according to Bank of Israel’s figures, foreign investors sold a net of $1.9 billion (of which $0.8 billion were sold in May 2010 alone), after purchasing a net of $2 billion throughout 2009 and in January, 2010. This apparent sell-off ceased in June 2010 as foreign investors returned to TASE purchasing a net of $0.7 billion during July-November, 2010.

In 2006, a broad reform in the Government bonds market was implemented, with the appointment of 19 primary dealers in the Government bonds market (the “Primary Dealership Reform”). The Primary Dealership Reform has helped to increase the liquidity and transparency of the Israeli capital market, encouraged the entry of international investors into the market, upgraded the trading and clearing systems used in the market and promoted the development of diverse derivative fixed income instruments. The Government bond market in Israel is highly developed, and Government bonds account for the vast majority of publicly issued debt securities.

In 2010, the Government raised a net of USD2.6 billion in the TASE — as opposed to $8 billion in each of the previous two years, 2008 and 2009.

Corporate bond offerings, which peaked at USD21 billion in 2007 and were interrupted by the 2008 financial crisis, resumed a year later. In 2010 the private sector raised USD11.5 billion as opposed to USD9.3 billion in 2009 in corporate bond offerings.

Approximately 40% of total corporate debt raised in 2010 was raised by the banking sector (similar to its share in 2009). Approximately 85% of the debt raised in 2010 was bonds rated A- or higher.

Price increases were recorded across the board for all classes of debt instruments. CPI-linked corporate bonds continued to stand out this year, with an average price return of 20%. In 2009 corporate bond prices rose dramatically, increasing up to 45%, in reaction to the precipitous decline in prices in the closing months of 2008 that were generated by fears regarding the possible inability of many issuers to honor their original commitments.

CPI-linked government bonds rose by 15%, following an increase of 11% in the previous year. Non-linked government bonds gained 11.7% on average, following a 3.5% increase in 2009, primarily due to the 13% appreciation in “Shachar” bond prices.

In recent years, the role of institutional investors in the Israeli capital markets increased significantly. The principal types of institutional investors in the Israeli market are pension funds, provident funds, severance pay funds (special funds established to hold assets set aside by employers for the payment of severance obligations owed to their employees), advanced study funds, mutual funds and a variety of life insurance savings plans. As of December 31, 2010, assets held by pension funds totaled $110.2 billion, assets held by provident funds and severance pay funds totaled $53.3 billion, assets held by advanced study funds totaled $30.6 billion, assets held by life insurance savings plans totaled $54.8 billion and assets held by mutual funds totaled $44.1 billion.

Gold Reserves

The State has not maintained gold reserves since 1992.

PUBLIC FINANCE

General

The Government budget covers the expenditures and revenues of the central Government only and does not include the accounts of the National Insurance Institute (“NII”), the National Institutions, local authorities, the Bank of Israel, or surpluses and deficits of Government authorities.

The Budget Process

The Government fiscal year ends on December 31. The Government annual budget process generally begins in April of each year when the Budget Department of the Ministry of Finance coordinates budget discussions with the various Government ministries. During August and September of each fiscal year, the details of the budget are finalized within the Government. A budget bill, together with all necessary supporting information, must be submitted to the Knesset for its approval no later than sixty days (60) before the end of the fiscal year. At the time the Government submits the annual budget to the Knesset, the Government is required by law to submit a three-year projected budget, which is deemed as non-binding projection and is not subject to the Knesset’s approval. Following discussions on the proposed annual budget at the Finance Committee of the Knesset, with the participation of the relevant Government ministers and other officials, the Knesset votes on the approval of the annual budget law.

Due to the formation of the new Israeli Government in March 2009, the approval of the 2009 budget was delayed. In April 2009, a proposal for a 2-year (biennial) budget and economic program was introduced to the Knesset, covering the years 2009 and 2010. The actual submission of the budget and economic program took place in July of 2009. Following the implementation of the biennial budget for 2009 – 2010, the Israeli Government has been exposed to the benefits of the bi-annual budgeting system. The main advantage is the degree of certainty it provides to the Government and the State’s economy, allowing the formulation of policy which is based upon an approved budget for a relatively long period of time, enabling an orderly policy execution. Another advantage is the capacity to dedicate time and resources to strategic thinking and policy formation, determining goals and building long-term plans. Therefore, the Ministry of Finance has decided to look into the advantages and disadvantages of the biennial budget over two full years, regardless of special circumstances and exceptions such as the global economic crisis of 2009. This initiative was supported by the Prime Minister, the other ministries and various financial officials such as the Governor of the Bank of Israel, Professor, Mr. Stanley Fischer, the National Economic Council and the Manufacturers Association. In addition, the biennial budgetary system was supported by global economic institutions such as the OECD and the IMF. The legislative process concluded in June 2010, and the biennial budget was submitted for the Knesset approval in October 2010. The budget was approved by the Knesset in December 2010. As of the date of this Report the budget is made on a biennial basis (see also “Public Finance — Budget Process”).

Limits on Expenditure and Deficit Reduction

In response to persistent budget deficits, the Knesset passed the Deficit Reduction Law in 1992. This law required that the domestic budget deficit ceiling (excluding credit granted by the Government), as a percentage of GDP, decrease each year during the period between 1993 and 1997, as compared to the domestic budget deficit ceiling (excluding credit granted by the Government) for the preceding year. The ceiling for the total deficit for each year until 2001 was specified in the new Deficit Reduction Law. In recent years, the Government proposed several amendments to the Deficit Reduction Law, with new specific deficit ceilings, which were approved by the Knesset. Accordingly, the total budget deficit, as a percentage of GDP, was targeted not to exceed 4% in 2004, 3% in each of the years between 2005 through 2008 and 1% from 2009 and onwards.

As a result of the global economic downturn and shrinking tax revenues, the Government submitted a plan to the Knesset aims to mitigate the effects of the deficit over the next 5 years. This plan aimed to cap the deficit at 6% in 2009, 5.5% in 2010, 3% in 2011, 2% in 2012, 1.5% in 2013 and 1% from 2014 and onwards (the increase of the deficit for the years 2009 and 2010 mainly reflects the operation of the automatic stabilizers). In the framework of certain amendments to the Deficit Reduction Law, the Knesset approved additional restrictions on the Government expenditures. Pursuant to these restrictions, the aggregate Government expenditures was not allowed to increase by more than 1% (indexed to the CPI) in each of 2005 and 2006 and by more than 1.7% (indexed to the CPI) from 2007 and onwards. Adjusting expenditures upwards is subject to preserving the annual deficit ceiling. In March 2010, the Government accepted the proposal of the Prime Minister and the Minister of Finance to enact a new fiscal rule imposing a ceiling on the Government expenditures, while still maintaining a deficit ceiling. The new Deficit Reduction and Budgetary Expenditure Limitation Law (“Expenditure Law”) was approved by the Knesset in May 2010.

The new Expenditure Law is of high importance for maintaining the fiscal stability of Israel, by setting limitations on both the deficit level and the growth rate of Government expenditures. The existing legislation contributed to the reduction of the deficit in the last few years and consequently, to a decline of the debt/GDP ratio, which serves as a key indicator of economic stability. Although the global economic crisis induced a slowdown of domestic economic activity, a decline in tax revenues, an increase in the deficit and a halt in the decline of the debt/GDP ratio, these developments mainly reflect the operation of the automatic stabilizers and were quite moderate in Israel compared with trends observed in other developed countries. Under the new Expenditure Law, real growth of Government expenditures will be at a rate equal to the ratio between 60% (the medium-term target) divided by the last known debt/GDP ratio, multiplied by the average GDP growth rates during the ten previous years for which the Central Bureau for Statistics has published GDP figures. Hence, the Government expenditure growth rate will be a derivative of the difference between the debt target and “long-term” growth rate. Nonetheless, the new expenditure ceiling will continue to be subject to the declining deficit ceiling, targeted at 1% of GDP from 2014 and onwards. If the increase in expenditure rate (calculated according to the new ceiling) leads to a deviation from the deficit ceiling, the expenditure growth rate will be reduced accordingly, or Government revenues increased. The Expenditure Law sets a ceiling that relies on actual figures as opposed to using forecasts, thereby increasing the simplicity, transparency and credibility of the fiscal policy.

Absent an approval of the Knesset, Government ministries may not spend in excess of their respective budgets. However, budgeted amounts not spent by the Government in a given year may, upon notice to the Finance Committee of the Knesset, be carried over to the following year. The deficit ceiling established pursuant to the Deficit Reduction Law refers to the budget as proposed by the Government, rather than actual expenditures and revenues. Therefore, no adjustment to Government expenditures is required by law if the actual deficit missed the deficit ceiling due to either Government revenues or actual GDP that was different than had been anticipated. The Government finances its deficits mainly through a combination of local currency and foreign currency debt and some proceeds from privatization.

In 1997, the Government decided to replace the domestic deficit target with a total deficit target. From 1997 through 2007, the total deficit, excluding net allocation of credit, as a percentage of GDP, was 3.2%, 3.1%, 3.2%, 0.7%, 4.2%, 3.6%, 5.4%, 3.6%, 1.9%, 1.0% and 0.0%, respectively. The deficit target was achieved in 2004 despite tax reductions implemented throughout the year. In each of 2005, 2006 and 2007, the deficit was lower than its target by approximately 1%, 2% and 1.6% of GDP, respectively, mainly due to higher than expected revenues and growth in GDP. Due to the economic crisis and a decrease in tax revenues, the deficit in 2008 was 2.1% as opposed to the target rate of 1.6%, but below the 3% ceiling set in the Expenditure Law. In 2009, the deficit was 5.2%, lower than its original target by approximately 0.8%. In 2010, the deficit was 3.7%, lower than its original target by approximately 1.8%.

The global economic crisis and the decrease in tax revenues led the Government to propose a new program named “Stop and Begin Momentum”. The program consists of a two-pronged approach to handling the economy during these times. The first part is to ‘stop’ the effects of the global crisis and the second part is to ‘begin momentum’ in the Israeli economy to once again set it on the path of growth. The program consists of five parts:

1)	Infrastructure and human capital. Accelerate projects in the fields of infrastructure, research and development and support the high-tech industry.
2)	Credit guarantees for banks. Credit for non-banks and exporters. An increase in the credit to medium-sized businesses.

3)	An increase in the participation rate while decreasing the unemployment rate. Reducing the rates of foreign workers and focusing on increasing the demand for local workers. Enhancing employment motivation in general as well as encouraging diversity (with focus on women employees, particularly mothers of young children).
4)	Structural reforms. In the land authority, electricity market, sea ports etc.
5)	Taxes. The tax rate for individuals will be gradually reduced until the year 2016, to a rate of 39%. Tax rates for corporations will be gradually reduced until the year 2016, to a rate of 18%. The State will take steps to sustain a more efficient tax collection process.

The following table sets forth the Government deficit and its financing. Domestic expenditures constitute all expenditures by the Government made in Israel. Domestic revenues constitute all taxes raised in Israel. The Government accounts for domestic expenditures and revenues as a method of measuring the influence of the Government on the domestic economy. Table 27 presents the gross budget figures, including revenue-dependent expenditures and contributions from the budget to the NII. Table 29 presents the budget net of these expenditures.

Table No. 27

The Budget Deficit and Its Financing
(In Thousands of NIS at Current Prices)

	Actual 2008	Actual 2009	Actual 2010	2011 Budget	2012 Budget
Revenues and Grants
Tax Revenues	184,842,147	178,668,874	196,194,712	214,989,152	233,826,297
Non-tax Revenues	42,465,614	38,046,445	38,255,606	46,268,495	47,726,230
Foreign Grants	10,037,296	7,893,364	9,095,340	8,709,318	8,672,174
Total	237,345,057	224,718,683	243,545,658	269,966,965	290,224,701
Gross Expenditure and Lending
Current and Capital Expenditures	120,510,467	125,627,150	134,073,195	137,041,708	142,191,875
Transfer Payments and Subsidies	85,698,491	91,107,521	91,729,469	99,064,587	103,539,476
Interest Payments and Commissions(1)	33,137,385	33,572,019	34,793,539	36,838,176	38,577,176
Loans	1,947,233	1,445,556	1,452,974	2,478,209	2,673,234
Other Expenditures	5,711,625	6,180,655	6,485,814	14,426,218	16,747,760
Total	247,005,201	257,932,911	268,534,991	289,848,898	303,729,521
Surplus (Deficit)	9,660,144	33,214,228	24,989,333	19,881,933	13,504,820
Financing
Foreign Borrowings(2)	3,910,083	12,108,189	12,161,773	8,000,000	9,000,000
Foreign Loan Repayments	13,026,273	7,661,732	12,830,489	5,644,000	8,658,000
Foreign Financing (net)	9,116,190	4,446,457	-668,716	2,356,000	342,000
Domestic Borrowings	70,324,491	90,499,704	70,106,684	85,057,933	83,950,820
Domestic Loan Repayments	49,808,399	52,928,982	58,348,285	71,345,000	72,601,000
Domestic Financing (net)	20,516,092	37,570,722	11,758,399	13,712,933	11,349,820
Proceeds from Privatization	1,751,563	1,576,995	4,987,965	3,813,000	1,813,000
Cash Balance of the Government (at the end of period)(3)(4)(5)
Deposits in NIS	1,266,000	10,237,000	10,373,000	N/A	N/A
Deposits in foreign currency	8,911,000	10,429,000	2,520,000	N/A	N/A
Total	10,177,000	20,666,000	12,893,000	N/A	N/A

(1)	Interest payments and commissions are net of amounts attributable to indexation of NIS-linked Government bonds and that portion of the interest payments on NIS loans attributable to inflation for the year of payment. These amounts are included in the capital expenditures portion of the budget as domestic loan repayments.
(2)	Including certain proceeds borrowed under the U.S. loan guarantee program during the 1990s.
(3)	Includes accounts of NII (National Insurance Institute)
(4)	Changes in cash balances of the Government result also from activities not included in the budget.
(5)	Cash balances do not include Social Security reserves.

Sources: Ministry of Finance, Bank of Israel and Israeli Financial Government Report.

Taxation and Tax Revenues

In 2009, the Israeli total tax burden was 32.7% of GDP, compared to 35.2% in 2008. As of 2011, Israel has a progressive personal income tax with a top rate of 45%, supplemented up to a ceiling by a 17.9% health and social security tax (including the employer’s contribution) and a 24% corporate tax rate. Indirect taxes consist primarily of a 16% VAT rate. In addition, a high purchase tax is levied on cars, alcohol, fuel and cigarettes. All imports from the European Union and the United States are duty-free, whereas customs are applied on selected imports from countries which have no trade agreements with Israel.

In recent years, further changes to the tax system were adopted to integrate Israel into the global economy. As part of this policy, customs duties on imports continued to decline. Israel has signed free trade agreements which lowered customs duties on imports with the United States and the European Union and the EFTA countries, as well as with Canada, Turkey and Mexico. Since 1995, a double taxation treaty with the United States has been in effect. This treaty governs the income taxation of residents of the United States or Israel who conduct business or otherwise derive income in the other country, subject to the treaty’s jurisdiction. Among other things, the treaty provides for reduced rates of withholding tax on certain non-business income, such as dividends, interest, and royalties that is sourced in Israel and derived by a resident of the United States. The treaty provides rules for the avoidance of double taxation through a foreign tax credit mechanism and allows for the resolution of disputes arising under the treaty through a mutual agreement procedure involving the governing taxing authorities.

Since January 2003, Israel has implemented several comprehensive multi-year reforms to the direct-tax system. These reforms will gradually reduce the basic rates of corporate taxation from the 36% tax rate in 2003 to 18% in 2016. The maximal marginal rates in turn, will be reduced from the 50% rate in 2003 to 39% by 2016.

There are no local taxes on the income of individuals and corporations, and there are no excess-profits or alternative minimum taxes. Real-estate transactions are generally taxed on real profits basis, as well as by a turnover tax which varies according to the volume of the transaction. In recent years there was a significant reduction in the taxation of dwellings. Local authorities charge municipal tax according to the size of the property, its location and use.

Table No. 28

Government Taxes
(In Billions of NIS at Current Prices)(1)

	Actual 2007	Actual 2008	Actual 2009	Actual 2010
Income tax	97.0	88.8	80.0	85.6
Value added tax	52.4	55.3	58.0	64.2
Other	41.3	40.0	39.7	45.6
Total	190.7	184.1	177.7	195.4

(1)	Not including social security contributions, local authorities’ taxes and VAT on defense imports.

Source: Ministry of Finance.

Table No. 29

Government of Israel Statement of Net Expenditures
(Excluding Capital Expenditures)
(In Millions of NIS at Current Prices)

	Actual 2008	Actual 2009	Actual 2010	2011 Budget	2012 Budget
Government Expenditures
Government Administration	28,471	32,239	32,236	36,123	38,942
Local authorities	3,865	3,870	3,856	3,882	3,887
Defense	48,322	55,368	56,693	49,424	50,637
Social services	86,406	93,164	97,965	106,407	110,508
Economic services	7,740	7,964	7,652	8,342	8,497
Interest payments	34,523	33,568	34,788	36,831	38,570
Credit subsidies	25	4	5	7	7
Reserves	—	—	—	6,099	7,757
Total expenditures (other than capital expenditures)	216,478	226,177	233,195	247,117	258,805
Development expenditures (including repayments of debt)	85,040	80,659	91,979	101,069	107,111
Repayments of debt	72,674	67,973	78,926	85,417	90,356

Source: Ministry of Finance.

Government Budget Proposal for 2011 – 2012

The original State budget for 2011 and 2012 is NIS348.2 billion and NIS365.9 billion, respectively, with a deficit ceiling of 3.0% of GDP and 2.0% of GDP, respectively. The gross Government expenditures (excluding payment of principal) are anticipated to be NIS289.2 billion in 2011 and NIS303.7 billion in 2012. These expenditures are anticipated to be 33.5% and 33.1% of the originally projected GDP in 2011 and 2012, respectively.

Budget Framework.  The main components of the 2011 – 2012 budget are the Government budget adjustment as required according to the total Deficit Reduction Law and the sum of the Government Expenditures Law, high investment in education and higher education, infrastructure, especially transportation infrastructure, defense and further strengthening of disadvantaged social groups.

Increased Infrastructure Investment.  In 2010 the total Government investment in infrastructure amounted to NIS19.5 billion. A major part of these investments is attributed to the accelerated development of the railway network throughout the State and the construction promotion of access roads to the Cross-Israel Highway. Over the next few years, this investment is expected to play a crucial role in accelerating economic activity and shortening distances between the central and peripheral areas of the State.

Reform in the Labor Market and Streamlining of Transfer Payments.  In recent years, the Government adopted a social economic agenda with a key goal of stimulating employment as a mean to reduce poverty and encourage education. To support this agenda, the Government promoted a nationwide welfare program entitled “OrotLeta’asuka”, operating on a pilot format from August 2005 through April 2010. As part of the pilot program, job centers were opened in four regions in the State to assist the unemployed and equip them with the tools required to integrate into the job market, thereby decreasing their dependence on unemployment benefit support from the State. The program’s effect on the labor market was monitored by a public committee, which has recommended the deployment of the program throughout the State, and assessed by an independent research institution, which found the program to be highly effective. In July 2010, the Government formally presented its plan for a nationwide expansion of the pilot program. The required legislation has been submitted to the Knesset’s approval.

Tax Reform.  The tax reform program was approved by the Knesset in June 2002 and took effect in January 2003. The reform includes labor tax reductions, capital income taxation, the abolishment of certain tax exemptions, global taxation and incentives for capital investments and particularly investments in the high-tech sector. The measures approved as part of the tax reform are expected to facilitate the creation of a more equitable tax system, stimulate employment and economic growth and enhance Israel’s further integration into the global economy.

In July 2005, the Knesset approved some amendments to the program, to be implemented from 2005 to 2010, which included an accelerated implementation of the direct tax reform, an additional reduction of the tax on labor to a maximum rate of 44%, a reduction of the VAT to 16.5%, a gradual reduction of the corporate income tax to 25%, and an increase and equalization of tax rates on the capital market.

In June 2006, the Minister of Finance decided to further reduce the VAT to 15.5% effective July 1, 2006. Due to the economic downturn, in July 2009 the VAT was increased by 1.0% to 16.5% for a limited period. As the Israeli economy began to recover, the VAT was lowered to 16.0% in January 2010. In January 2012, the VAT is due to revert to its original level of 15.5%.

The 2009 – 2010 budget established a new multi annual tax program for the period of 2009 – 2016. The new program continues the reductions of direct taxes on individuals (to a maximum marginal rate of 39% in 2016) and of corporate taxation (to 18% in 2016). The tax rates for individuals in 2010 and 2011 currently range of up to 45% (the highest personal tax bracket).

The 2009 – 2010 budget also includes some important reforms regarding income and corporate tax, environmental tax incentives (including excise relief for cleaner vehicles) and more simple and accurate models for taxation of alcoholic beverages. Moreover, the imputed taxes on the income from private use of a company car was increased starting from 2010, and calculated as a percentage of the car’s price instead of fixed amounts in 7 price groups.

In 2010, the reform of VAT filing was introduced, providing for an online system requiring detailed reporting of all sales and inputs of VAT transactions, directly to the Tax Authority. The system enables a crosscheck of input invoices claimed by VAT dealers against the sale invoices reported by suppliers, thus enabling the detection of frauds almost immediately. The VAT online reporting system will be implemented gradually throughout 2010 – 2012.

The 2009 – 2010 budget added an amendment to the Law for Encouragement of Capital Investments, allowing companies producing components for renewable energy to be eligible for tax incentives.

Local Authorities

Local authorities in Israel include 76 municipalities, 124 local councils, 55 regional councils and two industrial councils. The local authorities are obligated by law to provide a number of basic social services. Local authorities generally finance the provision of such services through local taxes (primarily taxes based on the use of property) and through transfer payments from the Government. In addition, under certain circumstances, local authorities may finance a portion of their activities through borrowing, while less financially sound local authorities may receive supplementary grants from the Ministry of the Interior. As of December 31, 2009, the total outstanding debt of the local authorities was approximately NIS14.3 billion. Transfer payments from the Government are allocated among all local authorities based on fixed criteria and for specific purposes, such as social services or education. The Government currently retains authority to approve changes in the level of taxes imposed by local authorities. The aggregate deficit of all local authorities in 2009 was approximately NIS5.2 billion. The Government transfers to the local authorities in 2009 totaled in approximately NIS14.0 billion.

Social Security System

National Insurance Law.  Under Israel’s National Insurance Law, the National Insurance Institute of Israel (NII), an independent institution, provides a wide range of social security benefits, including old age pension benefits, unemployment insurance, long-term disability payments, workers’ compensation benefits, maternity support benefits and child support payments. In 2010, total expenditures by the NII were NIS58.1 billion as compared with NIS54.4 billion in 2009 (these include payments made to the NII from non-contributory benefits). The NII funds its expenditures using the proceeds of social security taxes paid by employers and employees, transfer payments from the Government pursuant to the National Insurance Law and interest income on deposits representing surpluses from previous years. The NII also receives separate funds for non-contributory NII benefit payments, including payments to new immigrants and other payments not covered by social insurance programs. In 2010, the Government transfer payments to the NII and the Government share of the NII provision for non-contributory payments totaled in NIS17.2 billion and NIS9.8 billion, respectively. The estimate aggregate amount of Government transfer payments to the NII in the 2011 budget is NIS29.7 billion, compared to an actual total Government transfer of NIS26.4 billion in 2010.

Health Care.  Israel has an advanced medical system, with four public health insurance organizations and a ratio of one doctor for approximately every 290 people. A health care tax, which varies based on gross salary and averages at 4.2% of an individual’s gross salary, funds a portion of health care benefits, with the remainder funded by the Government. In 1997, the Government enacted legislation in order to enhance efficiency in the health care market. The legislation expanded the flexibility, authority and responsibility of the health funds and provided them with incentives to make their services more efficient. Additional changes relate to the reduction of systematic redundancies and the introduction of bookkeeping arrangements among agencies in the system. These changes are aimed to improve savings and efficiency. In 1998, due to long waiting periods for surgical operations, new health care corporations were established. These corporations operate the Government-owned hospitals beyond regular operating hours. Each hospital is given a share of the income from the fees that are paid by patients to the health care corporations in return for the use of the hospital’s facilities.

In 2002, after approval of new regulations by the Knesset, the Government started to regulate the financial relations between the health care corporations and the hospitals. The Government developed an arrangement that would allow patients to choose any physician that works in a Government-owned hospital. In 2004 the Knesset decided to authorize the sale of non-prescription over-the-counter drugs in places other than pharmacies. This reform was implemented in May 2005.

In 2007, the Government enacted legislation designed to decrease the share of private health expenditures in the total expenditures on health. This legislation restricts health insurance organizations from including expensive life-saving medications as part of their supplementary insurance plans. In addition, this legislative act provides that life-saving medications should be supplied exclusively by basic health insurance plans, provided by the health insurance organizations.

In 2009, the Government enacted legislation transferring the responsibility for health care cases involving traffic accidents, from private mandatory insurance to the health insurance organizations.

In 2010, the Government has improved the allocation of the health care budget between health insurance organizations reducing the risk of adverse selection of patients and providing an incentive for health insurance organizations to develop more services in periphery areas. In addition, dental care for children was added to the national health care services in order to enhance dental health and decrease the share of private health expenditures in the total expenditures on health.

In 2011, the Government intends to transfer responsibility for psychiatric and public health services to the health insurance organizations, to convert some of the Government-owned hospitals into non-profit self-managing hospitals and to decrease hospitals’ expenditures on medical malpractice insurance. These structural reforms are expected to make the Israeli health system more effective, to decrease the Ministry of Health’s involvement in providing services and to increase its regulatory authority.

In 2011, the Government health care budget will be approximately NIS37.5 billion. Health care expenditures (including expenditures by the public) were 7.9% of Israel’s GDP in 2009.

Pension Funds

Pension funds, together with life insurance policies and provident funds, are the principal instruments in Israel for the accumulation of retirement savings and provision of retirement income. Most employees who participate in a pension fund do so pursuant to an agreement between the pension fund, the employer (or a representative organization for such employer) and the representative organization for such employee. These agreements require that the employer and the employee each make contributions to the pension fund. At retirement age, or at the time of another insurable event, the employee, or his survivors become entitled to receive pension payments.

There are generally two types of pension funds in Israel: an older defined benefits pension fund and a newer defined contribution pension fund. In March 1995, in response to large and rising actuarial deficits of Israel’s pension funds, the Government adopted a new pension policy, including a comprehensive plan of recovery for existing pension funds. The primary elements of the recovery plan were: (i) then-existing pension funds would be closed to new participants, but existing participants would continue to be covered under the existing plans for the life of such plans, subject to certain limitations on the future accumulation of benefits; (ii) the Minister of Finance was empowered by the Government to draft recovery plans for pension funds that were in actuarial deficit, according to the principles established by the Government; (iii) the Minister of Finance, at his discretion, was authorized to continue to issue special Government bonds to pension funds in actuarial deficit for an interim period; and (iv) new members enrolling in pension programs would join newer, actuarially balanced funds that would operate separately and independently from existing funds, while benefits payable by the new pension funds would be subject to automatic reductions, to the extent necessary, to eliminate any actuarial funding deficit of such new funds.

As of May 2003, the estimated actuarial deficits of the older pension funds were NIS109.0 billion. In May 2003, as part of a general economic recovery plan, the Knesset approved a recovery plan for the older pension funds in order to solve the problems of the active members and pensioners of the pension funds with actuarial deficits and to ensure continued payments to pensioners and those who will reach retirement age.

As of December 2010, Government obligations under this plan stood at NIS93.5 billion over the next 30 years. In 2010, the Government transferred NIS5.1 billion from the State’s budget to the older pension funds that had actuarial deficits. The funds will make up the remainder of the deficit by adjusting members’ benefits. Measures taken to adjust members’ benefits include Government-mandated uniform regulations for all funds, a uniform method of calculating wages for the purpose of calculating pension benefits, increased employee and employer contribution rates, and an increase in the retirement age to limit the actuarial deficit and improve fund management. In addition, the Government ceased issuing certain types of designated Government bonds in which the older pension funds were heavily invested, and removed restrictions on both older and newer funds that required a high percentage of assets to be invested in designated Government bonds.

In order to ensure professional and responsible management of the funds, a Government committee appointed new managers for the funds with actuarial deficits in June 2003. In January 2004, a Memorandum of Understanding between the Minister of Finance and the head of the Histadrut was signed, completing the pension reform process as a cooperative effort among the Government, the Histadrut and employers.

In December 2004, the Minister of Finance approved a procedure for the transfer of financial aid to the older pension funds that had been actuarially balanced, based on their assets. The financial aid was needed due to the aforementioned changes in the issuance of Government bonds.

An agreement signed between the Histadrut and the Economic Organizations Coordination Bureau determines that as of January 1, 2008, employers must provide a defined contribution pension plan for all employees.

During 2007 and 2008 two reforms dealing with long-term pension saving plans were implemented with a view to expand consumer choice and competition, while ensuring that all employees enjoy a decent income during retirement. First, funds saved in provident funds after 2008 may only be withdrawn as an allowance during an employee’s retirement years and not as a one-time disbursement. The second reform allows unrestricted transfer of pension money among the different saving vehicles and funds.

As of December 31, 2010 the long-term investments totaled NIS666.8 billion, of which NIS90.0 billion was invested in new pension funds, NIS199.5 billion was invested in old pension funds, NIS206.8 billion was invested in life insurance policies and NIS170.5 billion in provident funds.

PUBLIC DEBT

General

Public sector debt (“public debt”) in Israel consists of the consolidated local currency and foreign currency debt of the public sector. Net public debt as of December 31, 2010 was NIS559.7 billion (67.2% of GDP), comprising NIS707.9 billion in local currency debt and NIS148.2 billion in net foreign currency assets. As of December 31, 2009, the net public debt was NIS523.4 billion. The main factors that contributed to the increase in net public debt in 2010 were the Government deficit (3.7%), and the Bank of Israel’s issuance of NIS20 billion in short-term bills in excess of the reserve accumulation for 2010. Following four years of increases, in 2004 the ratio of net public debt to GDP began to decline and continued falling until 2008, marking a return to the pre-2001 trend. However, in 2009 this ratio increased, being offset only partially by a decline in 2010.

Table No. 30

Net Public Debt(1)
(In billions of NIS at end-of-year current prices)

	Year
	2002	2003	2004	2005	2006	2007	2008	2009	2010
Local Currency(2)	416.4	444.7	464.9	468.6	459.3	452.0	513.9	642.0	707.9
Foreign Currency(3)(4)	18.1	18.0	21.1	15.5	11.5	8.8	-53.5	-118.6	-148.2
Total	434.5	462.8	486.0	484.0	470.8	460.8	460.4	523.4	559.7

(1)	The net public debt includes the debt of the local authorities, except the local authorities’ debt to the central government.
(2)	In 2010, the domestic net public debt increased in real terms (at end-of-year 2009 constant to NIS 689.183 billion) by 7.4%.
(3)	External public debt equals the Government foreign currency liabilities less foreign exchange reserves.
(4)	Foreign currency debt, for this purpose, does not include nonresidents’ holdings of NIS-denominated Government bonds issued in the domestic market and does include residents’ holdings of foreign currency-denominated Government bonds issued in the global market.

Source: Bank of Israel.

Table No. 31

Ratio of Net Public Debt to GDP
(Percent of yearend GDP at end-of-year-prices)

	Year
	2002	2003	2004	2005	2006	2007	2008	2009	2010
Local Currency	77.9%	83.8%	81.4%	76.2%	71.1%	64.0%	71.0%	84.2%	85.0%
Foreign Currency(1)	3.4%	3.4%	3.7%	2.5%	1.8%	1.2%	-7.4%	-15.6%	-17.8%
Total	81.3%	87.2%	85.1%	78.7%	72.9%	65.3%	63.6%	68.7%	67.2%

(1)	Foreign currency public debt equals the Government foreign-currency denominated liabilities less foreign reserves. (change in foreign reserves less repayment of principal).

Source: Bank of Israel.

Domestic Public Debt

Domestic net public debt is defined in the consolidated balance sheet of the Government and the Bank of Israel as the Government debt plus the debt of local authorities less the liabilities of private sector debtors to the public sector. The net public debt includes debt of local authorities, but excludes their debt to the Government. In 2010, the domestic net public debt was NIS637.3 billion, as compared with NIS571.0 billion in 2009.The domestic public debt is comprised of transferable and non-transferable debt, which is raised through issues of bonds denominated in NIS. Nontransferable debt is issued to financial institutional investors in Israel under set terms based on long-standing arrangements. In recent years, the size and share of nontransferable debt as a portion of the total domestic debt have decreased, mainly due to the reduction of designated bonds issuance to pension funds (see “Public Finance — Pension Funds” above).

In recent years, the Ministry of Finance took some major steps in order to increase the transferability and liquidity of its bonds. Between 1995 and 2010, the CPI-linked component in the overall domestic transferable debt decreased from 81% to 41%, and the USD-linked component decreased from 10.1% to 0%. Correspondingly, the Ministry of Finance reduced the number of issued bond series and increased their average size. As a result, the number of traded bond series fell sharply, from 215 in 1995 to only 32 at the end of 2010; average series size increased at the same time from NIS0.7 billion to NIS10.9 billion.

Table No. 32

Annual Local Currency Government Debt Issuances
(Gross Proceeds in Billions of NIS)

	2006	2007	2008	2009	2010
Total Issuances
Tradable	29.9	31.1	53.0	82.3	61.3
Non-Tradable	4.4	4.6	4.2	7.9	8.4
Total	34.3	35.7	57.2	90.2	69.7
Average Maturity (years)
Tradable	9.6	11.1	7.6	7.7	7.2
Non-Tradable	14.0	13.1	13.4	13.7	13.8
Total	10.2	11.4	8.0	8.3	8.1

Source: Ministry of Finance.

External Public Debt

Except as otherwise specified, and only for the purpose of the statistical data contained herein, Israel’s gross external debt is defined, in compliance with the International Monetary Fund definition, as all external liabilities to nonresidents required to be paid in both local and foreign currency by the public sector, the private sector and the banking system (not including mortgage banks, investment finance banks and financial institutions). For this purpose, public sector includes the Government, the Bank of Israel and the National Institutions (i.e., The Jewish Agency for Israel). The data does not include currency swap transactions.

The Government is the principal public sector borrower. In 2010, the public sector’s share of Israel’s gross external debt was 38%, compared to 32.4% in 2009, 32.5% in 2008 and 35.0% in 2007. The share of the Government’s gross external debt of its total debt was 17.4% at the end of 2010, compared to 19% at the end of 2009, 21.7% in 2008, 26.4% in 2007 and 26.4% in 2006.

Total public sector external debt in 2010 was $29.8 billion, compared with $29.2 billion in 2009, $28.7 billion in 2008, $31.9 billion in 2007 and $33.4 billion in 2006. The total public sector external assets for those same years, starting with 2010, were $71.4 billion, $61.2 billion, $43.0 billion, $29.1 billion and $29.7 billion, respectively. The net external debt of the public sector, defined as the public sector’s external debt less foreign assets of the public sector, decreased in 2007 to $2.8 billion from $3.7 billion in 2006. In 2008, the net public sector’s external debt amounted to a negative of $14.8 billion. In 2009 it further decreased to a negative of $30 billion, and in 2010 amounted to $31 billion.

As a percentage of GDP, net public sector external debt as of December 31, 2010 was negative 14.3%. This level reflects a slight increase compared to the negative 15.3% in 2009, although it has been decreasing steadily over recent years (negative 7% in 2008, 1.7% in 2007). The levels in recent years represent a sharp decrease from the peak of 55% in 1985. Furthermore, the annual cost of servicing such debt as a percentage of the budget expenditure has declined.

As of December 31, 2010, approximately 84% of Israel’s public external debt was denominated in USD, 14% was denominated in euros and 2% in other currencies.

Israel’s access to external funding has broadened increasingly over the past decade. From the mid-1980s to 1992, the major source of external net borrowings by the Government was the State of Israel Bonds organization (“Israel Bonds”), with the remainder borrowed from foreign governments, international institutions and foreign banks. Israel Bonds raises capital through the following four organizations: Development Corporation for Israel, Israel Bonds International, Development Company for Israel (UK) Ltd. and Canada-Israel Securities Limited. Bonds and notes issued through Israel Bonds are not transferable. Israel Bonds has proven to be a reliable and important source of financing for the State, particularly under adverse circumstances, due to the special characteristics of the investors, individuals and institutions, including the worldwide Jewish community that has an interest in Israel. The State expects to continue to issue bonds through Israel Bonds in the future.

By 1991, the annual amount raised by the Government through the sale of State of Israel Bonds reached an average of $1.0 billion per year. On December 31, 2010, the outstanding balance of bonds and notes issued through Israel Bonds was $7.89 billion, representing approximately 26% of Israel’s total public sector external debt. In 2010, the total funds raised through Israel Bonds amounted to $1.256 billion, a slight increase from the 2009 total of $1.205 billion.

Israel maintains a close economic, diplomatic and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987. In 1991, the United States provided Israel with an additional one-time special grant of $650 million due to expenses incurred by Israel as a result of the Gulf War. In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the recent influx of immigrants. In April 2003, the United States approved up to $9 billion in loan guarantees for the State of Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States approved Israel’s request to extend the program for two more years, and in 2006, the program was again extended through fiscal year 2011 (with an option for an additional year in 2012). The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. For United States fiscal year 2003, the amount of this reduction was $289.5 million. For United States fiscal year 2006, a reduction of $795.8 million was made. To date, Israel has borrowed $4.1 billion under the 2003 loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on bonds issued by Israel. The program aims to support Israel’s comprehensive economic program and to create conditions for higher and sustainable growth. The proceeds of the guaranteed loans may be used to refinance existing debt.

The Government has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program. Under the loan guarantee program, between September 2003 and November 2004, Israel issued notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004. As of May 2011, up to $3.8 billion of US loan guarantees (subject to certain deductions) remain available.

During 2010, Israel borrowed a total of approximately $3.46 billion in foreign currency debt, thereof approximately $1.256 billion through the Israel Bonds, €1.5 billion through the EMTN issuance and $200.0 million through a private placement to a large institutional investor.

At the end of 2010, 68% of the external public debt was transferable, similar to the 66% ratio of transferable debt at the end of 2009.

Credit Rating

Standard & Poor’s upgraded the Government of Israel’s long term local currency rating in November 2007 from ‘A+’ (A plus) to ‘AA-’ (AA minus), and its long-term foreign currency from ‘A-’ (A minus) to ‘A’ (A flat). The short-term local and foreign currency ratings are both ‘A-1’. Standard & Poor’s outlook for Israel is “Stable”.

Moody’s Investors Services upgraded its ratings for the Government of Israel’s long-term foreign and local currency bonds from ‘A2’ to ‘A1’ in April 2008. The State of Israel’s country ceiling for long-term foreign currency debt of ‘Aa1,’was affirmed as well as the P1 short term foreign currency rating. Moody’s outlook for Israel “Stable”.

Fitch Ratings’ Issuer Default rating for the State of Israel was upgraded in February 2008. The current rating is ‘A+’ (‘A plus’) for long-term local currency, ‘A’ (A flat) on the long-term foreign currency and ‘F1’ on the short-term foreign currency. Fitch’s outlook for the State of Israel is “Stable,” and the country’s ceiling for bonds is ‘A+.’

All three credit rating agencies visited Israel in 2010 and reaffirmed their previous ratings.

Table No. 33

Outstanding Public Sector External Debt
(End of Period, Millions of Dollars)

	2006	2007	2008	2009	2010
Public sector external debt(1)
Foreign governments and international institutions	2,084	1,998	1,776	2,860	2,602
Negotiable bonds guaranteed by the US government	14,472	14,112	13,526	12,958	12,495
Negotiable bonds – unguaranteed	6,749	5,916	4,327	6,381	17,134
State of Israel bonds	9,988	9,826	8,464	8,553	7,797
Other	109	103	101	477	284
Total	33,402	31,956	28,193	31,229	40,312
Total public sector external assets	29,675	29,104	43,012	61,247	71,362
Net public sector external debt	3,727	2,851	-14,818	-30,018	-31,050

(1)	Includes accrued interest.

Sources: Ministry of Finance, Bank of Israel.

Israel’s major sources of foreign currency financing have been low-cost, long-term debt backed by guarantees of the United States and bonds and notes issued through Israel Bonds. Consequently, the majority of Israel’s outstanding public sector external debt was issued at favorable interest rates with a maturity of 10 years or more. However, since 2005 Israel has been issuing foreign currency debt with shorter terms than in the past and has increased the levels of financing in international financial markets without United States guarantees.

Table No. 34

Forward Amortization of Public Sector External Debt — Principal Payments
(In Millions of Dollars)(1)(2)

	Debt Outstanding as of 31.12.10	2011	2012	2013	2014	2015	2016 onwards
Total public sector	40,313	13,223	2,544	2,208	1,782	2,285	18,272
US government (USD)	572	87	85	93	94	54	157
Other foreign governments and international institutions	2,030	41	41	41	41	97	1,768
of which USD(2)	1,468						1,468
of which Euro	562	41	41	41	41	97	300
Negotiable bonds guaranteed by the US government (USD)	12,495	485	393	307	248	234	10,828
Negotiable bonds – unguaranteed	17,134	11,310	201	259	232	1,217	3,916
of which USD	444	290	21	79	53		0
of which Euro	3,004					1,037	1,966
of which Yen
of which Sterling	155						155
of which NIS	13,532	11,019	179	179	179	179	1,795
State of Israel bonds	7,798	1,296	1,744	1,504	1,149	668	1,439
of which USD	7,221	1,217	1,564	1,408	1,071	637	1,324
of which $Can	480	73	107	78	78	30	115
of which Sterling	3	2	1			0	0
of which Euro	94	3	73	18	0	0	0
Foreign banks and others	284	4	80	5	17	15	164
of which USD	75		75
of which Sfr	19	4	4	4	4	2	0
of which Euro	190	0	0	0	13	12	164
of which Yen

(1)	Data include accrued interest (excluded in the interest payments table).

Currency distribution is according to currency denominations scheduled to be remitted to creditors

(i.e., excluding any possible intermittent swap agreements prior to remittance).

(2)	Mainly SDRs (recorded as USD).

Sources: Bank of Israel and Ministry of Finance calculations.

Table No. 35

Forward Amortization of Public Sector External Debt — Interest Payments
(In Millions of Dollars)(1)

	Total Forecasted Interest Payments on Debt Outstanding as of 31.12.10	2011	2012	2013	2014	2015	2016 onwards
Total public sector	9,754	1,041	1,121	1,078	1,055	1,024	4,435
US government (USD)	83	24	20	15	10	6	8
Other foreign governments and international institutions	65	10	10	9	8	7	21
of which USD
of which Euro	65	10	10	9	8	7	21
Negotiable bonds guaranteed by the US government (USD)	8,173	776	812	856	869	883	3,977
Negotiable bonds – unguaranteed	940	128	128	119	104	98	363
of which USD	478	78	78	69	54	48	151
of which Euro	194	39	39	39	39	39
of which Yen
of which Sterling	268	11	11	11	11	11	212
of which NIS
State of Israel bonds	335	93	78	71	56	23	14
of which USD	211	60	42	46	41	14	9
of which $Can	119	32	33	25	15	8	5
of which Sterling	0	0	0			0
of which Euro	5	1	3	0			0
Foreign banks and others	158	9	74	8	8	8	51
of which USD	65		65
of which Sfr	2	1	0	0	0	0
of which Euro	91	8	8	8	8	7	51
of which Yen

(1)	Data exclude accrued interest (included in the principal payments table)

Sources: Bank of Israel and Ministry of Finance calculations.

Government Guarantees

In certain cases, the Government may issue financial guarantees to secure third-party obligations if it determines that the issuance of such guarantees is in the best interest of the State. These guarantees are generally made on a secured basis and require the payment of a fee. Each guarantee or guarantee program must be specifically approved in advance by the Finance Committee of the Knesset, and the aggregate obligations issued under such guarantees may not exceed 10% of the total budget expenditures of the same year. Government’s guarantees fall into three general categories: (i) guarantees to support economic activities, including encouragement of capital investment; (ii) special guarantees to support Government-controlled entities, particularly those in the defense sector and the Israel Electric Corporation Ltd., or to support other enterprises or activities on a case-by-case basis; and (iii) guarantees given to support foreign trade made through the Israel Export Insurance Corporation Ltd. (ASHR’A), a Government-controlled company that provides export guarantees, guarantees against foreign political and commercial risks on a transaction-by-transaction basis and direct guarantees for certain large individual transactions, particularly those involving military equipment. These guarantees, fees and other receipts associated with them are included in the national accounts but, other than some of the guarantees listed in clauses (i) and (ii), are not part of the Government’s annual budget.

As of December 31, 2010, approximately $1.5 billion in Government guarantees were outstanding.

The following table sets forth the outstanding Government guarantees granted to secure third-parties’ indebtedness by category.

Table No. 36

Government Guarantees
(As of December 31, 2010 — millions of NIS)

		2009	2010
Category	Grouping(1)	Exposure	Effective Limit of the Program	Exposure
International Trade	iii)	3,030	9,522	3,445
power stations	i)	0	7,000	0
Israel Electric Corporation Ltd.	i)	1,517	1,273	1,273
Construction	i)	307	360	360
Pension	ii)	202	141	141
Medium Business Fund	i)	60	60	60
Small Business Fund	i)	41	41	41
“ShaareZedek” Hospital	ii)	37	39	39
Hotels	i)	20	7	7
Total	—	5,214	18,443	5,366

(1)	Refer to first paragraph for detail relating to categories i, ii and iii.

Source: Financial Report of the Ministry of Finance

DEBT RECORD

Israel has never defaulted on the payment of principal or interest on any of its internal or external debt obligations.

TABLES AND SUPPLEMENTARY INFORMATION

Foreign Currency Debt of the Government of Israel
(Debt Outstanding as of December 31, 2010)

MM $	USD	CAD	EURO	GBP	CHF	Total
State of Israel bonds	6,786	485	88	2		7,360
Loans from foreign Governments	826		981		19	1,827
Tradable bonds guaranteed by the US Governments	12,514					12,514
Sovereign bonds – unguaranteed	4,371		3,084	157		7,612
Total	24,498	485	4,153	158	19	29,313

Source: Ministry of Finance.

Loans from the Government of the Federal Republic of Germany

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2010 (In Millions)
2.0	Nov. – Dec. 1989	Dec. 2019	EUR	31.9
2.0	Jan. 1991	Dec. 2020	EUR	35.8
2.0	Dec. 1991	Dec. 2021	EUR	39.4
2.0	Dec. 1992	Dec. 2022	EUR	42.9
2.0	Dec. 1993	Dec. 2023	EUR	59.8
2.0	Dec. 1994	Dec. 2024	EUR	35.8
2.0	June 1995	June 2025	EUR	51.9
2.0	Dec. 1996	Dec. 2026	EUR	36.8
2.0	Jan. 1998	Dec. 2027	EUR	21.7
2.0	Sep. 2000	Dec. 2030	EUR	4.5
2.0	Dec. 2001	Dec. 2030	EUR	10.1
2.0	Dec. 2003	Dec. 2030	EUR	1.2
2.0	Dec. 2004	Dec. 2030	EUR	2.0
2.0	Aug. 2005	Dec. 2030	EUR	2.0
2.0	Dec. 2006	Dec. 2030	EUR	3.4
2.0	Dec. 2007	Dec. 2030	EUR	1.9

Source: Ministry of Finance.

Loans from Israeli and Non-Israeli Banks

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2010 (In Millions)
4.15	Sep. 1997	June 2015	CHF	13.3
1.15	Sep. 1997	June 2015	CHF	4.6
4.69	Oct. 1998	June 2015	EUR	1.0
1.69	Oct. 1998	June 2015	EUR	0.3
4.157	Dec. 2009	Dec. 2029	EUR	141.1

Source: Ministry of Finance.

International Capital Markets Issues

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2010 (In Millions)
7.25	Dec. 1998	Dec. 2028	USD	250.0
6.875	Oct. 1999	Oct. 2034	GBP	100.0
8.683	Dec. 2002	Dec. 2012	USD	75.0
4.625	June 2003	June 2013	USD	750.0
5.125	Mar. 2004	Mar. 2014	USD	500.0
3.75	Oct. 2005	Oct. 2015	EUR	750.0
5.5	Nov. 2006	Nov. 2016	USD	1,000.0
5.125	Mar. 2009	Mar. 2019	USD	1,500.0
4.625	Mar. 2010	Mar. 2020	EUR	1,500.0
0.5+LIBORUSD03	Apr. 2010	Apr. 2012	USD	200.0

Source: Ministry of Finance.

State of Israel Notes
(Issued through the Development Corporation for Israel)

Issues	Interest Rate (%)(a)	Issue Date	Maturity	Currency	Outstanding Amount on Dec. 31st, 2010 (in millions)
Libor Issues(a)(b)
	Libor + 0.4%	Jan. 2003 – Dec. 2004	Jan. 2010 – Dec. 2011	USD	38.6
	Libor + 0.4%	Jan. 2005 – June 2005	Jan. 2012 – June 2012	USD	42.15
	Libor + 0.2%	Jul. 2005 – Dec. 2005	Jul. 2012 – Dec. 2012	USD	15.8

(a)	All notes pay interest semiannually on June 30 and December 31.
(b)	The Libor Rate is determined in accordance with Bloomberg for a six-month period rounded upwards to the next 1/16%.

Source: Ministry of Finance.

State of Israel Bonds
(Issued through the Development Corporation for Israel)

Issues	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on Dec. 31st, 2010(a) (in millions)
Development Issue
7th – CIB	4	Jan. 1995 – Jan. 1997	Jan. 2010 – Jan. 2012	USD	83.84
– Int’l savings	4.0	Jan. 1995 – Aug. 1996	Jan. 2010 – Aug. 2011	USD	38.64
– Amended CIB	4.0	Oct. 1996 – Feb. 2006	Oct. 2011 – Feb. 2021	USD	65.68
Amended Registered Savings	4.0	Jun. 1996 – Feb. 2006	Jun. 2011 – Feb. 2021	USD	74.63
Amended Int’l Savings	4.0	Sep. 1996 – Feb. 2006	Sep. 2011 – Feb. 2021	USD	35.49
Individual Variable Rate Issue (IVRI)
6th	(b)	January 1998 – May. 1999	January 2010 – May. 2011	USD	4.11
Mazel Tov
1st Amended	3.7 – 4.4	Aug. 2005 – Mar. 2006	Aug. 2010 – Mar. 2011	USD	3.2
Zero Coupon Issues
6th	6.65 – 8.0	Feb. 2000 – Apr. 2001	Feb. 2010 – Apr. 2011	USD	18.0
7th	6.65 – 7.15	Apr. 2001 – Jan. 2002	Apr. 2011 – Jan 2012	USD	90.4
8th	4.25 – 7.00	Feb. 2002 – Mar. 2006	Feb. 2012 – Mar. 2016	USD	844.3
Jubilee
3rd 5 Years Amended	4.15 – 4.95	Aug. 2005 – Mar. 2006	Aug. 2010 – Mar. 2011	USD	49.42
10 Years	6.50 – 7.70	Jan. 2000 – Jun. 2001	Jan 2010 – Jun. 2011	USD	59.4
2nd 10 Year	6.40 – 7.0	July 2001 – Mar. 2002	July 2011 – Mar. 2012	USD	143.12
3rd 10 Year	4.15 – 6.80	Mar. 2002 – Aug. 2005	Mar. 2012 – Aug. 2015	USD	1027.80
3rd 10 Year Amended	4.55 – 5.35	Aug. 2005 – Mar. 2006	Aug. 2010 – Mar. 2011	USD	17.14
4th 5 Year	4.55 – 5.55	Mar. 2006 – Jan 2007	Mar. 2011 – Jan 2012	USD	115.62
4th 7 Year	5.15 – 5.75	Mar. 2006 – Oct. 2006	Mar. 2013 – Oct 2013	USD	9.03
4th 10 Year	4.70 – 5.90	Mar. 2006 – Jan 2007	Mar. 2016 – Jan 2017	USD	46.0
5th 2 Year	1.71 – 3.17	Jan. 2008 – Nov. 2009	Jan. 2010 – Nov. 2011	USD	.1
5th 3 Year	1.04 – 5.26	Jan. 2007 – Jan. 2009	Jan. 2010 – Jan. 2012	USD	50.78
5th 5 Year	1.76 – 5.34	Jan. 2007 – Jan. 2009	Jan. 2012 – Jan. 2014	USD	185.51
5th 10 Year	4.79 – 5.5	Jan. 2007 – July 2007	Jan. 2017 – July 2017	USD	11.65
6th 2 Year	.65 – 1.78	Jan. 2010 – Jan. 2011	Jan. 2012 – Jan. 2013	USD	146.98
6th 3 Year	1.46 – 2.76	Jan. 2009 – Jan. 2011	Jan. 2012 – Jan. 2014	USD	527.52
6th 5 Year	2.29 – 4.25	Jan. 2009 – Jan. 2011	Jan. 2014 – Jan. 2016	USD	477.64
6th 10 Year	2.85 – 3.80	Aug. 2010 – Jan. 2011	Aug. 2020 – Jan. 2021	USD	26.99
6th 2 Year Maccabee	.46 – 1.63	Jan. 2010 – Jan. 2011	Jan. 2012 – Jan. 2013	USD	8.1
6th 3 Year Maccabee	1.26 – 2.56	Jan. 2009 – Jan. 2011	Jan. 2012 – Jan. 2014	USD	36.45
6th 5 Year Maccabee	2.09 – 4.05	Jan. 2009 – Jan. 2011	Jan. 2014 – Jan. 2016	USD	46.01
Savings Bonds
5 Year Saving (Mazel Tov)	4.56 – 5.22	Mar. 2006 – Jan 2007	Mar. 2011 – Jan 2012	USD	19.23
10 Year Saving	4.75 – 6.05	Mar. 2006 – Jan 2007	Mar. 2016 – Jan 2017	USD	37.56
2nd 3 Year Saving	4.51 – 5.28	Jan. 2007 – Jan. 2009	Jan. 2010 – Jan. 2012	USD	21.83
2nd 5 Year Saving (Mazel Tov)	3.41 – 4.86	Jan. 2007 – Jan. 2009	Jan. 2012 – Jan. 2014	USD	51.51
2nd 10 Year Saving	4.91 – 5.62	Jan. 2007 – July 2007	Jan. 2017 – July 2017	USD	13.51
2nd 10 Year Saving (Mazel Tov)	4.71 – 5.07	Jan. 2007 – July 2007	Jan. 2017 – July 2017	USD	1.43
3rd 3 Year Sabra Saving	0.67 – 2.46	Jan. 2009 – Jan 2011	Jan. 2012 – Jan. 2014	USD	43.07

Issues	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on Dec. 31st, 2010(a) (in millions)
3rd 5 Year Saving (Mazel Tov)	1.33 – 2.99	Jan. 2009 – Jan 2011	Jan. 2014 – Jan. 2016	USD	28.85
1st 3 Year Reinvestment Saving	1.52 – 2.44	Jul. 2009 – Jan. 2010	Jul. 2012 – Jan. 2013	USD	9.47
Libor Floating Rate Issue
2nd (d)	Libor + .75	Jul. 2000 – Jan. 2001	Jul. 2010 – Jan. 2011	USD	.06
3rd (d)	Libor + .75%	Dec. 2000 – Jun. 2001	Dec. 2010 – Jun. 2011	USD	83.78
4th(d)	Libor + .6% – .75%	Jul. 2001 – May 2005	Jul. 2011 – May 2015	USD	236.56
5th(d)	Libor + .3% – .6%	May 2005 – Mar. 2006	May 2010 – Mar. 2011	USD	87.66
6th 4 Year(e)	Libor + .0% – .004%	Mar. 2006 – Jan 2007	Mar. 2010 – Jan 2011	USD	4.93
6th 10 Year(e)	Libor + .1% – .2%	Mar. 2006 – Jan 2007	Mar. 2016 – Jan 2017	USD	2777
5 Year Floating Rate(e)	Libor + .2%	Mar. 2006 – Sep. 2006	Mar. 2011 – Sep. 2011	USD	43.45
7th 3 Year(e)	Libor + (-1.8%) – 0.0	July 2007 – Nov. 2008	July 2010 – Nov. 2011	USD	16.68
7th 5 Year(e)	Libor + (-1.15%) – 0.1%	Jan. 2007 – Nov. 2008	Jan. 2012 – Nov. 2013	USD	70.76
7th 10 Year(e)	Libor + (-0.15% – 0.1%)	Jan. 2007 – July 2007	Jan. 2017 – July 2017	USD	6.44
8th 2 Year(e)	Libor + .40	Jan. 2010 – Mar. 2010	Jan. 2012 – Mar. 2012	USD	3.22
8th 2 Year – Financing(e)	Libor + .40	Feb. 2010 – Mar. 2010	Feb. 2012 – Mar. 2012	USD	13.25
8th 3 Year(e)	Libor + (-.65%) – .95%)	Jan. 2009 – Mar. 2010	Jan. 2012 – Mar. 2013	USD	74.78
8th 3 Year – Financing(e)	Libor + (-.4%) – .95%	Jan. 2009 – Dec. 2009	Jan. 2012 – Dec. 2012	USD	97.85
8th 5 Year(e)	Libor + (0 – 1.5%)	Jan. 2009 – Mar. 2010	Jan. 2014 – Mar. 2015	USD	105.18
9th 2 Year(e)	Libor + (.20% – .55%)	Mar. 2010 – July 2010	Mar. 2012 – July 2012	USD	70.75
9th 2 Year – Financing(e)	Libor + (.50% – .55%)	Mar. 2010 – June 2010	Mar. 2012 – June 2012	USD	31.43
9th 3 Year(e)	Libor + (.30% – .60%)	Mar. 2010 – Jan. 2011	Mar. 2013 – Jan. 2014	USD	75.40
9th 3 Year – Financing(e)	Libor + (.30% – .50%)	Aug. 2010 – Jan. 2011	Aug. 2013 – Jan. 2014	USD	18.28
9th 5 Year(e)	Libor + (.35 – .65%)	Mar. 2010 – Jan. 2011	Mar. 2015 – Jan. 2016	USD	19.96
Canadian Issues
2nd Floating Rate	(c)	Jan. 1998 – Apr. 2006	Jan. 2010 – Apr. 2018	Can. Dollar	15.03
2nd EDI	3.65 – 5.8	Jan. 2005 – May 2006	Jan 2010 – May 2011	Can. Dollar	8.36
2nd Chai	3.4 – 4.5	Jan. 2005 – May 2006	Jan. 2010 – May 2011	Can. Dollar	1.61
Zero Coupon	6.15 – 7.45	Oct. 2000 – Nov. 2004	Oct. 2010 – Nov. 2014	Can. Dollar	92.50
2nd Zero Coupon	4.3 – 5.60	Nov. 2004 – May. 2006	Nov. 2014 – May. 2016	Can. Dollar	16.29
Savings 5 Year	4.15 – 4.6	May 2006 – Jan 2007	May 2011 – Jan 2012	Can. Dollar	5.84
Savings 10 Year	4.3 – 5.4	May 2006 – Jan 2007	May 2016 – Jan 2017	Can. Dollar	2.45
Jubilee 5 Year	4 – 4.85	May 2006 – Jan 2007	May 2011 – Jan 2012	Can. Dollar	24.81
2nd Savings 2 Year	1.2 – 3.78	Jan. 2008 – Jan. 2009	Jan. 2010 – Jan. 2011	Can. Dollar	.19
2nd Savings 5 Year	3.95 – 4.76	Jan. 2007 – Jan. 2009	Jan. 2012 – Jan. 2014	Can. Dollar	10.26
2nd Savings 10 Year	4.27 – 5.27	Jan 2007 – July 2007	Jan 2017 – July 2017	Can. Dollar	1.28
2nd Jubilee 2 Year	1.65 – 3.86	Jan. 2008 – Jan. 2009	Jan. 2010 – Jan. 2011	Can. Dollar	.63 (%)

Issues	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on Dec. 31st, 2010(a) (in millions)
2nd Jubilee 5 Year	3.91 – 4.99	Jan. 2007 – Jan. 2009	Jan. 2012 – Jan. 2014	Can. Dollar	24.39
3rd 1 Year Sabra Sav.	1.1 – 1.77	Aug. 2010 – Jan. 2011	Aug. 2011 – Jan. 2012	Can. Dollar	.90
3rd 3 Year Sabra Sav.	2.00 – 3.22	Jan. 2009 – Jan. 2011	Jan. 2012 – Jan. 2014	Can. Dollar	9.06
3rd 5 Year Mazel Tov	2.1 – 3.31	Jan. 2009 – Jan. 2011	Jan. 2014 – Jan. 2016	Can. Dollar	5.91
3rd 1 Year Maccabee	1.1 – 1.70	Aug. 2010 – Jan. 2011	Aug. 2011 – Jan. 2012	Can. Dollar	.50
3rd 2 Year Maccabee	1.35 – 2.41	Jan. 2010 – Jan. 2011	Jan. 2013 – Jan. 2014	Can. Dollar	2.43
3rd 3 Year Maccabee	1.86 – 3.26	Jan. 2009 – Jan. 2011	Jan. 2012 – Jan. 2014	Can. Dollar	4.97
3rd 5 Year Maccabee	2.31 – 4.34	Jan. 2009 – Jan. 2011	Jan. 2014 – Jan. 2016	Can. Dollar	5.99
3rd 2 Year Jubilee	1.43 – 2.51	Jan. 2010 – July. 2011	Jan. 2012 – July 2013	Can. Dollar	21.57
3rd 3 Year Jubilee	2.00 – 3.36	Jan. 2009 – Jan. 2011	Jan. 2012 – Jan. 2014	Can. Dollar	50.11
3rd 5 Year Jubilee	2.34 – 4.51	Jan. 2009 – Jan. 2011	Jan. 2014 – Jan. 2016	Can. Dollar	62.49
3rd 10 Year Jubilee	3.17 – 4.00	Aug. 2010 – Jan. 2011	Aug. 2020 – Jan. 2021	Can. Dollar	1.04
Euro Bonds
Savings Bond 10 Year	4.25 – 4.7	Jun. 2006 – Jan 2007	Jun. 2016 – Jan 2017	EUR	0.035
Euro Floating Bond 7 Year(d)	Euribor + .056% – .195%	Jun. 2006 – Jan 2007	Jun. 2013 – Jan 2014	EUR	0.115
2nd Savings Bond 2 Year	3.94 – 4.69	Jan. 2008 – Jan. 2009	Jan. 2010 – Jan. 2011	EUR	.42
2nd Savings Bond 10 Year	4.45 – 5.25	Jan. 2007 – July 2007	Jan. 2017 – July 2017	EUR	0.22
2nd Euro Floating Bond 7 Year(d)	Euribor + .1%	Mar. 2007 – Jun. 2007	Mar. 2014 – Jun 2014	EUR	0.055
3rd Euro Savings Bond 3 Year	2.26 – 3.97	Jan. 2009 – July 2009	Jan. 2012 – July 2012	EUR	16.02
3rd Euro Floating Bond 3 Year(d)	Euribor + (-.1%) – .9%	Aug. 2009 – Mar. 2010	Aug. 2012 – Mar. 2013	EUR	0.6
4th Euro Savings Bond 2 Year	1.61 – 2.01	Jan 2010 – Mar. 2010	Jan 2012 – Mar. 2012	EUR	1.44
4th Euro Savings Bond 3 Year	2.26 – 3.97	July 2009 – Mar. 2010	July 2012 – Mar. 2013	EUR	18.81
4th Euro Floating Bond 2 Year(d)	Euribor + .50% – .52%	Jan 2010 – Mar. 2010	Jan 2012 – Mar. 2012	EUR	3.84
4th Euro Floating Bond 3 Year(d)	Euribor + .1% – .9%	Aug. 2009 – Mar. 2010	Aug. 2012 – Mar. 2013	EUR	1.61
5th Euro Savings Bond 1 Year	1.61 – 2.01	Aug. 2010 – Jan. 2011	Aug. 2011 – Jan. 2012	EUR	2.66
5th Euro Savings Bond 2 Year	.90 – 1.64	Mar. 2010 – Jan. 2011	Mar. 2012 – Jan. 2013	EUR	6.38
5th Euro Savings Bond 3 Year	1.31 – 2.18	Mar. 2010 – Jan. 2011	Mar. 2013 – Jan. 2014	EUR	8.25
5th Euro Floating Bond 2 Year(d)	Euribor + .40 – .55	Apr. 2010 – Jan. 2011	Apr. 2012 – Jan. 2013	EUR	12.42
5th Euro Floating Bond 3 Year(d)	Euribor + .45 – .65	Mar. 2010 – Jan. 2011	Mar. 2013 – Jan. 2014	EUR	1.69
1st Euro Mazel Tov – 5 Year	1.42 – 2.30	June 2010 – Jan. 2011	June 2015 – Jan. 2016	EUR	.06
Sterling Bonds
1st Jubilee 2 Year	1.11 – 1.87	May 2006 – Jan 2007	May 2016 – Jan 2017	GBP	0.17 (%)

Issues	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on Dec. 31st, 2010(a) (in millions)
Euro Mazel Tov – 5 Year	2.01 – 2.86	Jun. 2010 – Jan 2011	Jun. 2015 – Jan 2016	GBP	0.053
1st Savings Bond 1 Year	.70 – 1.01	Aug. 2010 – Jan. 2011	Aug. 2011 – Jan. 2012	GBP	.20
1st Savings Bond 2 Year	1.30 – 1.75	May 2010 – Jan. 2011	May 2012 – Jan. 2013	GBP	0.32
Issues that previously matured for which there are outstanding amounts because holders have not requested these amounts					235.8
Institutional Reinvestment Bonds
5 Year Fixed Rate	3.61 – 3.80	Sep. 2008 – Sep. 2008	Sep. 2013 – Sep. 2013	USD	43.5
Institutional Bonds
3 Year Floating Rate(e)	Libor + 0% – .9%	Jan. 2009 – Jan. 2010	Jan. 2012 – Jan. 2013	USD	18.7
5 Year Floating Rate(e)	Libor + 1.0% – 1.2%	Jan. 2009 – Jan. 2010	Jan. 2014 – Jan. 2015	USD	12.8
3 Year Jubilee	2.43 – 2.92	Jan. 2009 – July 2009	Jan. 2012 – July 2012	USD	65.1
5 Year Jubilee	3.44 – 4.49	Feb. 2009 – July 2009	Feb. 2014 – July 2014	USD	20
5 Year Canadian	4.25 – 4.52	Aug. 2009 – Sep. 2009	Aug. 2014 – Sep. 2014	Can. Dollar	1.19
2nd 2 Year Floating Rate(e)	Libor	Sept. 2010 – Sept 2010	Sept. 2013 – Sept 2013	USD	8.0
2nd 3 Year Floating Rate(e)	Libor + .40% – .75%	Apr. 2010 – Aug. 2010	Apr. 2013 – Aug. 2013	USD	48.3
2nd 3 Year Jubilee	.95 – 2.31	Mar. 2010 – Jan. 2011	Mar. 2013 – Jan. 2014	USD	22.1
2nd 5 Year Jubilee	2.38 – 3.15	Mar. 2010 – July 2010	Mar. 2015 – July 2015	USD	16.0

(a)	Not including $20.77 million awaiting Bond issuance by Fiscal Agent.
(b)	Interest rate equals 5% plus one-half of the difference between prime and 5% if prime is greater than 5% and equals prime if prime is less than 5%.
(c)	Interest rate equals Canadian prime minus 75 basis points.
(d)	The Euribor rate is determined in accordance with Bloomberg, for six months rounded upward to the 1/100%.
(e)	The Libor rate is determined in accordance with Bloomberg, for six months rounded upward to the 1/16%.

Source: Ministry of Finance.

Balances of the Government’s Foreign Currency Debt by Currency
(as of December 31, 2010)

Total (in USD millions)
United States Dollars (USD)	24,498
Euro (EUR)	4,153
Canadian Dollar (CAD)	485
Swiss Francs (CHF)	19
British Pound Sterling (GBP)	158

Source: Ministry of Finance.

Tradable Local Currency Direct Debt of the Government of Israel

Serial No.	Serial Name	Interest Rate	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2010 (In Millions of NIS)
Floating Rate Loans
	GilonChadash
9230434		(1)	08/03/2001	28/02/2011	6833.6
9230533		(1)	03/01/2002	30/12/2011	11,300
1106970	Israel Government FRN	(2)	08/01/2008	31/08/2017	15,372.9
1116193		(2)	07/12/2009	31/05/2020	9,112.8
Fixed Rate Loans
	Shahar
9268038		7.0	17/05/2001	29/04/2011
					12,000.8
9268137		10.0	25/06/2002	31/05/2012
					9047.9
9268236		7.5	26/04/2004	31/03/2014	15,965.215,
9268335		6.5	06/02/2006	31/01/2016	9,915.5
1099456	Israel Government Fixed	6.25	06/11/2006	30/10/2026
					11,259.6
1107788		5.0	13/11/2007	31/03/2013
					15,779.6
1101575		5.5	26/02/2007	28/02/2017
					17,146.5
1110907		6.0	10/06/2008	28/02/2019
					16,991.3
1112887		4.0	01/12/2008	30/3/2012
					15,725.5
1114297		4.5	08/06/2009	30/01/2015
					13,325.8
1115773		5.0	02/11/2009	31/01/2020
					11,345.4
1117720		3.5	08/02/2010	30/09/2013	8,236.7

Serial No.	Serial Name	Interest Rate	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2010 (In Millions of NIS)
	Israel Government T – Bills
1119973		0	12/07/2010	19/01/2011	3,211.7
1120898		0	11/10/10	20/04/2011	3,914.0
CPI linked Loans
	Galil
9542739		CPI + 4.00	03/06/1997	30/06/2012	4,000.0
9547035		CPI + 5.00	24/11/1998	31/10/2013	3,750.0
9547134		CPI + 5.00	30/11/1999	31/10/2014	1,050.0
9547233		CPI + 5.00	25/05/2000	30/04/2015	11,357.7
9548033		CPI + 4.00	04/09/2001	31/08/2011	10,050.0
9548132		CPI + 5.00	03/09/2002	31/08/2012	11,763.8
9590332		CPI + 4.00	21/08/2001	30/07/2021	15,100.2
9590431		CPI + 4.00	23/08/2004	31/07/2024	9,645.3
1097708	Israel Government CPI Linked	CPI + 4.00	26/06/2006	30/05/2036	14,587
1106525		CPI + 2.5	06/08/2007	30/06/2010	11,912.4
1108927		CPI + 3.5	07/01/2008	30/04/2018	15,241.1
1113646		CPI+1.5	06/04/2009	30/06/2014	11,961
1114750		CPI+3.0	03/08/2009	31/10/2019	8063.0
1119338		CPI + 0.5	01/06/2010	30/06/2013	4,662.4
1120583		CPI+ 2.75	06/09/2010	30/06/2041	1,638.3
Dollar Linked/Floating Rate Loans
	Gilboa

(1)	Annual interest rate equals weighted average of yields to maturity of Treasury Bills (Makam) with 3 to 12 months maturity.
(2)	Annual interest rate equals yields to maturity of Treasury Bills (Makam) with 12 months maturity.

Source: Ministry of Finance.

Non-Tradable Local Currency Direct Debt of the Government of Israel

Series Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2010 (In Millions)
CPI-Linked Loans
Hertz	CPI + 4% – 6.2%	1967 – 2008	2007 – 2031	34,602.9
Meron	CPI + 5.5%	1987 – 2003	2007 – 2023	50,809.4
Arad	CPI + 4.8%	1995 – 2009	2010 – 2024	22,973.9

Source: Ministry of Finance.

Various Loans of the Government of Israel

Name	Interest Rate	Issue Date	Date of Maturity		Outstanding Amount on December 31, 2010 (in millions of NIS)
Emission and Funds(1)	2% – 6%	1984 – 2004		(2)	NIS 8,379
Compulsory Bonds	N/A	N/A	N/A		86

(1)	The funds and emissions include mostly deposits at the Accountant General’s Office made by financial institutions and other entities.
(2)	Most of these amounts were deposited for 17 years and are re-financed. Some of the Depositing entities are able to withdraw their funds at any time and some of the deposits (those referred to as “emissions”) have an established maturity date.

Source: Ministry of Finance.

Balance of the Government’s Floating Rate Debt by Currency
(as of December 31, 2010)

Total (in millions)
United States Dollars (USD) .	1627
Euro (EUR)	18
Canadian Dollar (CAD)	14
British Pound Sterling (GBP).	1
New Israeli Shekel (NIS)	42,693

Source: Ministry of Finance.